PROSPECTUS                                     Filed Pursuant to Rule 424(b)(1)
                                               Registration No. 333-22279
---------------------

                                  $150,000,000

                                TITAN WHEEL LOGO

                        TITAN WHEEL INTERNATIONAL, INC.

                   8 3/4% SENIOR SUBORDINATED NOTES DUE 2007
                            ------------------------

     Interest on the 8 3/4% Senior Subordinated Notes due 2007 (the "Notes") of Titan Wheel International, Inc. ("Titan" or the "Company") will accrue from the date of issuance thereof and will be payable semi-annually on April 1 and October 1 of each year, commencing October 1, 1997. The Notes will mature on April 1, 2007. The Notes are redeemable for cash at any time on or after April 1, 2002, at the option of Titan, in whole or in part, at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the redemption date. Upon a Change of Control (as defined herein), each holder of the Notes will have the right to require the repurchase of its Notes by the Company in cash at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See "Description of the Notes."

     The Notes will be unsecured senior subordinated obligations of the Company and, as such, will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined herein) of the Company, including indebtedness under the Bank Credit Facility (as defined herein), and will rank pari passu in right of payment with all other existing and future senior subordinated indebtedness, if any, of the Company. In addition, the business operations of the Company are conducted in part through its subsidiaries and the Notes will also be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including such subsidiaries' guarantees of the Company's indebtedness under the Bank Credit Facility. As of September 30, 1996, on a pro forma basis after giving effect to the sale of the Notes and the application of the estimated net proceeds therefrom, the redemption and conversion of the Company's 4 3/4% Notes (as defined herein) and the repayment of certain other indebtedness, the Company would have had approximately $11.6 million of Senior Indebtedness outstanding and the Company's subsidiaries would have had approximately $129.3 million of indebtedness outstanding (including trade payables and current, long-term and other liabilities and excluding the guarantees by certain of the Company's subsidiaries of the Company's obligations under the Bank Credit Facility).

     SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED IN EVALUATING AN INVESTMENT IN THE NOTES.
                            ------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

=================================================================================================================
                                                         PRICE TO           UNDERWRITING         PROCEEDS TO
                                                        PUBLIC(1)           DISCOUNT(2)         COMPANY(1)(3)
-----------------------------------------------------------------------------------------------------------------
Per Note..........................................        99.5%                2.375%              97.125%
-----------------------------------------------------------------------------------------------------------------
Total.............................................     $149,250,000          $3,562,500          $145,687,500
=================================================================================================================

(1) Plus accrued interest, if any, from March 21, 1997.
(2) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(3) Before deducting expenses payable by the Company estimated at $275,455.
                            ------------------------

     The Notes are being offered by the Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Notes will be made through the book-entry facilities of The Depository Trust Company on or about March 21, 1997.
                            ------------------------

MERRILL LYNCH & CO.
           SMITH BARNEY INC.
                       SCHRODER WERTHEIM & CO.
                                  DEAN WITTER REYNOLDS INC.
                                          A.G. EDWARDS & SONS, INC.
                            ------------------------
                 The date of this Prospectus is March 18, 1997.

Titan Wheel Logo

                                                   Titan serves several major
                                                   original equipment
                                                   manufacturers, including John
                                                   Deere, Case, New Holland,
                                                   Caterpillar and AGCO. Titan
                                                   serves four primary markets:
                                                   agricultural, consumer,
                                                   earthmoving/construction, and
                                                   military applications.

          Photograph depicting John Deere
        tractor with Titan wheels and tires.

                        Photograph depicting New Holland
                      tractor with Titan wheels and tires.

                                       Photograph depicting Case front-end
                                            loader with Titan wheels.

     Certain persons participating in this offering may engage in transactions that stabilize, maintain, or otherwise affect the price of the Notes. Such transactions may include stabilizing, the purchase of Notes to cover syndicate short positions and the imposition of penalty bids. For a description of these activities, see "Underwriting."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the detailed information and the Consolidated Financial Statements of the Company, including the notes thereto, included elsewhere in this Prospectus. References herein to the Offering refer to the offer and sale of the Notes offered hereby.

                                  THE COMPANY

     Titan Wheel International, Inc. ("Titan" or the "Company") is a leading global manufacturer of steel wheels and tires for off-highway vehicles used in the agricultural, consumer products (including recreational trailers, all terrain vehicles ("ATVs") and grounds care vehicles), earthmoving/construction and military markets. The Company generally manufactures both the wheels and tires for these vehicles and increasingly provides the value-added service of assembling the completed system. The Company offers a broad range of over 25,000 different products that are manufactured in relatively short production runs and must meet Original Equipment Manufacturers' ("OEM") specifications. The Company believes, based upon current industry revenue data, that it is the largest agricultural wheel producer and the third largest agricultural tire manufacturer in North America. Agricultural sales in the aggregate accounted for approximately 44% and 47% of the Company's net sales for the year ended December 31, 1995 and the latest twelve months ended September 30, 1996, respectively. The Company's net sales for the year ended December 31, 1995 and the latest twelve months ended September 30, 1996 were approximately $623.2 million and $648.3 million, respectively. The Company's earnings before interest, income taxes, depreciation and amortization ("EBITDA") for the year ended December 31, 1995 and the latest twelve months ended September 30, 1996 were $98.8 million and $103.7 million, respectively.

     Titan's major OEM customers include Deere & Company ("Deere"), Case Corporation ("Case"), New Holland North America Inc. ("New Holland") and Caterpillar Inc. ("CAT") in the agricultural and off-highway construction markets and Deere, Bayliner Marine Corporation ("Bayliner") and Polaris Industries, Inc. ("Polaris") in the consumer products market. In addition, the Company continues to expand its sales of wheels and tires to the after-market, where product demand tends to be less cyclical than in the OEM market. The Company distributes its tire products in the after-market through a network of more than 1,500 independent distributors and 12 of its own distribution centers. This distribution network enables the Company to service markets not otherwise accessible through its traditional OEM marketing channels.

     Through a series of strategic acquisitions, the Company has broadened its expertise in steel wheels, has become a major participant in tire manufacturing and has expanded geographically into Europe. The Company has experienced significant growth, both internally and through acquisitions. In the three years ended December 31, 1995, the Company increased its net sales and EBITDA at a compounded annual rate of 77% and 98%, respectively. The Company's history of successful integration of acquisitions is evidenced by a growth in gross margin over the same period at a compounded rate of 88%.

COMPANY STRENGTHS

     Strong Market Position. The Company has achieved strong positions in both the domestic and European markets for each of its major product categories. Titan's ability to offer a broad range of different products has increased the Company's visibility both in the United States and in Europe and has enhanced the Company's ability to cross-sell its products and consolidate its market positions. Innovative marketing programs have strengthened Titan's market image, and the Company's widening distribution network is reaching increasing numbers of customers in the after-market. Years of product design and engineering experience have enabled the Company to improve existing products and develop new ones that have been well received in the marketplace. In addition, Titan believes that it has benefitted from significant barriers to entry, such as the substantial investment necessary to replicate Titan's manufacturing equipment and numerous tools and dies.

     Cost-Effective Manufacturing Facilities. The Company believes it enjoys low costs of production relative to the industry as a whole due to its workforce and production facilities. Titan's employees receive continuing training to increase their efficiency and flexibility and the Company's comprehensive maintenance program enables it to utilize its production capabilities to maximum advantage. Completion of Titan's new tire manufacturing facility in Brownsville, Texas will enhance the Company's ability to shift production loads and will provide greater flexibility in meeting output schedules to meet customer demands.

     Geographic Diversity/Global Presence. The Company has established a strong presence in North America and Europe, with manufacturing facilities in the United States, the United Kingdom, France, Germany and Italy. International sales for the year ended December 31, 1995 and the nine months ended September 30, 1996 accounted for 16% and 22%, respectively, of the Company's aggregate net sales for these periods. The Company's European facilities are located in the four countries that in the aggregate account for a significant majority of the European market for off-highway wheels and tires. Titan believes that there will be opportunities to expand sales of its agricultural wheel and tire products to European OEMs and to Titan's existing North American OEM customers for export to Europe and for their European operations.

     Proven Track Record of Integrating Acquired Assets. The Company maintains a highly disciplined approach in evaluating prospective acquisitions, focusing on opportunities to improve and complement existing products, establishing a broader market presence and consolidating its engineering, manufacturing and marketing activities, while striving to acquire assets which have been inefficiently utilized or ineffectively managed. By integrating acquired assets with the Company's existing operations, reducing costs of operation and achieving economies of scale, the Company has rapidly improved earnings and cash flows of the majority of its acquired companies. Generally, the Company's acquisitions have allowed it to: (i) expand its market and geographic reach;
(ii) enter the market for assembled wheels and tires, a market in which margins are greater than markets for wheels and rims alone; (iii) substantially increase its penetration of the after-market for wheels and tires (which market for tires is larger and less cyclical than the OEM market); (iv) improve significantly the operating efficiencies of its acquired assets and its manufacturing facilities; and (v) improve its ability to service its customers' needs on a timely basis.

BUSINESS STRATEGY

     Titan's business strategy is to increase its penetration of the after-market for tires and wheels, increase its penetration of European and possibly other global markets, focus on possible additional strategic acquisitions, continue to improve its operating efficiencies and continue its emphasis on new product development.

     Increase After-Market Tire and Wheel Business. Titan has concentrated on increasing its penetration of the tire and wheel after-markets. These after-markets offer higher profit margins and the tire after-market is larger and somewhat less cyclical than the OEM market. The Company estimates that sales in the tire and wheel after-markets represented approximately 14% and 8%, respectively, of the Company's net sales for the first nine months of 1996. Titan intends to continue to devote its resources to future growth in the tire and wheel after-markets.

     Expand European Markets. Titan currently manufactures wheels for sale to European OEMs in the agricultural and the earthmoving/construction off-highway markets. The Company has established a significant presence in Europe, including the following four markets: the United Kingdom, France, Germany and Italy. A primary motivation for the Company's entry into European markets is its desire to serve the worldwide needs of its major United States OEM customers, many of which have substantial business in Europe. Additionally, the Company believes that, due to the removal of trade barriers in the European Union and political changes in Eastern Europe, the average size of farms in Europe is likely to increase and, as a result, the average size of farm vehicles used in Europe will increase. Because larger farm vehicles utilize larger and a greater number of wheels and tires similar to those produced in the United States, Titan believes that there will be opportunities to expand sales of its agricultural wheel and tire products to European OEMs and to Titan's existing North American OEM customers for export to Europe and for their European operations.

     Explore Additional Strategic Acquisitions. Titan believes that its expertise in the manufacture of steel wheels has permitted it to take advantage of opportunities to acquire businesses in the United States and Europe that complement this product line, including companies engaged in the tire market and ultimately companies with wheel and tire assembly capabilities. The broadening of Titan's business may permit it to make additional strategic acquisitions in the future. Although the Company continuously reviews opportunities and has discussions with various parties, it has no acquisition agreements at the present time.

     Improve Operating Efficiencies. The Company continually works to improve the operating efficiency of its acquired assets and its manufacturing facilities. With each acquisition, Titan integrates each facility's strengths, often transferring equipment and business to the facilities that are best equipped to handle the work. This provides capacity to increase utilization and spread operating costs over a greater volume of products. Titan is also continuing a comprehensive program to refurbish, modernize and computerize its equipment. Titan has also centralized and streamlined its inventory controls, instituting a "just-in-time" system of providing raw materials to its manufacturing units. These efforts have led to improved management of order backlog and have substantially improved the Company's ability to respond to customer orders on a timely basis. The Company is continually evaluating opportunities to improve its operating efficiency. The Company is ISO 9000 certified at two of its wheel manufacturing facilities, evidencing its conformance to internationally recognized standards of management and quality assurance.

     Improve Design Capacity and Increase New Product Development. Equipment manufacturers constantly face changing industry dynamics. Titan directs its business and marketing strategy to understanding all of its markets, addressing the needs of its customers and demonstrating the advantages of its products. In particular, the Company often participates with its customers in the design of new and upgraded products. Titan will from time to time recommend modified products to its customers based on Titan's own market information and research and development. The Company's engineering and research and development staffs test new designs and technologies, developing new methods of manufacturing to improve product quality and performance. These value-added services enhance the Company's relationship with its customers. The Company has spent in excess of $2 million annually on research and development for the fiscal years ending December 31, 1994, 1995 and 1996, and has introduced more than 2,000 new products in those years. The Company believes that its performance orientation provides Titan with a competitive advantage in the global marketplace.

RECENT DEVELOPMENTS

     Acquisition of Delachaux. In December 1996, the Company acquired the wheel subsidiary of the French manufacturing company, Delachaux SA. The company has been renamed Titan France SA ("Titan France") and will initially do business under the name "Titan Delachaux." Titan France manufactures wheels and rims for the French and European off-highway wheel markets. The acquisition enhances the Company's presence in one of the four leading European wheel markets.

     Redemption of 4 3/4% Notes. In December 1996, the Company redeemed $28.7 million aggregate principal amount of its 4 3/4% Notes, and the remaining $56.6 million aggregate principal amount of the 4 3/4% Notes were converted into 4,530,240 shares of common stock of the Company ("Common Stock").

     Construction of Brownsville Plant. In October 1996, the Company announced that it will construct a new off-highway tire manufacturing facility in Brownsville, Texas. The new plant, which will be the first new agricultural tire manufacturing facility constructed in the United States since the early 1960s, is projected to be operational in late 1997 or early 1998. Upon completion, this facility will significantly increase the Company's tire manufacturing capacity.

     Bank Credit Facility. In September 1996, the Company entered into a $175.0 million credit facility with a syndicate of banks (the "Bank Credit Facility"). In March 1997 the Company amended the Bank Credit Facility in order to, among other things, increase the availability under the Bank Credit Facility to $200.0 million. See "Description of Certain Indebtedness."

     Offer to Purchase. On February 25, 1997, the Company commenced an offer to purchase (the "Offer to Purchase") up to 5 million shares of its Common Stock (the "Shares") at a price not greater than $15.00 nor less than $12.50 per Share, for a maximum aggregate purchase price of $75 million. The Offer to Purchase will expire on March 24, 1997 unless extended. Because holders of Shares are not required to tender their Shares, no determination can be made of the number of Shares, if any, that will be tendered. The repurchase is expected to be funded by the Company partially from cash on hand and partially from increased borrowings under the Bank Credit Facility. In May 1996, the Board of Directors authorized the Company to repurchase up to five million Shares, and as of February 12, 1997, the Company had repurchased 1,758,100 Shares on the open market. On February 21, 1997, the Executive Committee of the Board of Directors authorized the Company to repurchase an additional five million Shares pursuant to the Offer to Purchase for an aggregate total of ten million Shares.

     1996 Results. Sales for the year ended December 31,1996 totaled $634.6 million, an $11.4 million increase over fiscal 1995 sales of $623.2 million. Income from operations totaled $67.3 million for the year ended December 31,1996, compared to $73.1 million in fiscal 1995. The 1996 amounts were impacted by the divestiture of the assets of non-core businesses in the second and third quarters of 1996 and by pricing competition and certain other factors. The Company believes these trends will continue into 1997.

     Titan is an Illinois corporation, its executive office is located at 2701 Spruce Street, Quincy, Illinois 62301, and its telephone number is (217) 228-6011.

                                  THE OFFERING

NOTES OFFERED..............  $150,000,000 aggregate principal amount of 8 3/4%
                             Senior Subordinated Notes due 2007.

MATURITY DATE..............  April 1, 2007.

INTEREST PAYMENT DATES.....  April 1 and October 1 of each year, commencing
                             October 1, 1997.

OPTIONAL REDEMPTION........  On and after April 1, 2002, the Notes may be redeemed, in whole or in part, at the option of the Company at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the redemption date. See "Description of Notes -- Optional Redemption."

CHANGE OF CONTROL..........  Upon the occurrence of a Change of Control, each holder of Notes will have the right to require the Company to repurchase in whole or in part such holder's Notes at a cash purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date. See "Description of Notes -- Change of Control."

RANKING....................  The Notes will be unsecured senior subordinated obligations of the Company and, as such, will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company, including indebtedness under the Bank Credit Facility (defined below). The Notes will rank pari passu in right of payment with all other existing and future senior subordinated indebtedness, if any, of the Company and will rank senior to all other subordinated indebtedness, if any, of the Company. In addition, the business operations of the Company are conducted in part through its subsidiaries and the Notes will also be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including such subsidiaries' guarantees of the Company's indebtedness under the Bank Credit Facility. As of September 30, 1996, on a pro forma basis after giving effect to the sale of the Notes and the application of the estimated net proceeds therefrom, the redemption and conversion of the 4 3/4% Notes and the repayment of certain other indebtedness, the Company would have had approximately $11.6 million of Senior Indebtedness outstanding and the Company's subsidiaries would have had approximately $129.3 million of Indebtedness outstanding (including trade payables and current, long-term and other liabilities and excluding the guarantees by certain of such subsidiaries of the Company's obligations under the Bank Credit Facility). See "Risk Factors -- Subordination of the Notes," "Risk Factors -- Holding Company Structure" and "Description of the Notes -- Ranking."

CERTAIN COVENANTS..........  The indenture relating to the Notes (the
                             "Indenture") will contain certain covenants for the benefit of the holders of the Notes, including, but not limited to, covenants with respect to the following matters: (i) limitation on indebtedness;
                             (ii) limitation on restricted payments; (iii) limitation on transactions with affiliates, (iv) limitation on certain liens; (v) limitation on certain guarantees; (vi) limitation on other senior subordinated indebtedness; (vii) limitation on the sale or issuance of capital stock of subsidiaries;
                             (viii) limitation on dividend and other payment restrictions affecting subsidiaries; (ix) limitation on sale of assets; (x) change of control; and (xi) limitation on mergers, consolidations and sales of assets. However, these limitations will be subject to a number of important qualifications and exceptions. See "Description of the Notes -- Certain Covenants" and "-- Mergers, Consolidations and Sales of Assets."

USE OF PROCEEDS............  The net proceeds to the Company from the sale of the Notes offered hereby will be approximately $145.4 million (after deducting estimated offering expenses and the Underwriters' discount). The Company will use the net proceeds of the Offering to repay outstanding long-term debt and, if the Offer to Purchase is not consummated, for general corporate purposes, which may include capital expenditures and acquisitions. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors that should be considered in evaluating an investment in the Notes.

                 SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

     The following table sets forth summary historical consolidated financial data with respect to the Company for the periods ended and as of the dates indicated. The summary historical consolidated annual financial data is derived from the audited Consolidated Financial Statements of the Company as of December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995 included elsewhere in this Prospectus and as of December 31, 1993 included in the Company's 1993 Annual Report on Form 10-K. The summary historical consolidated interim financial data is derived from the unaudited Consolidated Condensed Financial Statements of the Company included elsewhere in this Prospectus and as of and for the nine months ended September 30, 1995 included in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1995. In the opinion of the Company's management, the unaudited Consolidated Condensed Financial Statements include all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the financial position and the results of operations for such period and as of such dates. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of results expected for the year ended December 31, 1996. See "-- Recent Developments -- 1996 Results." This information should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto appearing elsewhere in this Prospectus, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Selected Financial Information." The pro forma data for the year ended December 31, 1995 and the nine months ended September 30, 1996 is unaudited and such amounts are not necessarily indicative of future results or of the results which would have occurred had the sale of Notes taken place on January 1, 1995.

                                                                                                NINE MONTHS ENDED
                                                                 YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                              ------------------------------   -------------------
                                                              1993(A)    1994(A)    1995(A)      1995       1996
                                                              -------    -------    -------      ----       ----
                                                                             (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
  Net sales.................................................  $150,441   $407,000   $623,183   $464,900   $489,969
  Income from operations....................................    13,142     37,996     73,055     53,586     57,184(b)
  Interest expense..........................................     3,242      8,503     12,045      8,794      7,779
  Net income................................................     6,361     18,480     37,983     28,237     30,697
OTHER DATA:
  EBITDA(c).................................................  $ 18,689   $ 56,038   $ 98,753   $ 73,331   $ 78,282(b)
  Depreciation and amortization.............................     5,333     17,428     23,428     17,480     20,991
  Capital expenditures......................................     5,427     15,249     20,191     17,581     19,073
  EBITDA Margin(d)..........................................      12.4%      13.8%      15.8%      15.8%      16.0%
  Ratio of EBITDA to interest expense.......................      5.76x      6.59x      8.20x      8.34x     10.06x
  Ratio of earnings to fixed charges(e).....................      3.98x      4.39x      6.09x      6.18x      7.13x
  Pro forma ratio of earnings to fixed charges(f)...........                            4.81x                 4.76x
  Total debt as a percentage of total book
    capitalization(g).......................................        66%        63%        44%        46%        45%

                                                                AT SEPTEMBER 30, 1996
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(H)
                                                               ------    --------------
BALANCE SHEET DATA:
  Working capital...........................................  $216,795      $252,189
  Total assets..............................................   571,210       596,897
  Total debt................................................   195,719       182,696
  Stockholders' equity......................................   242,194       280,154
OTHER DATA:
  Ratio of EBITDA to interest expense.......................     10.06x         6.63x
  Total debt as a percentage of total book
    capitalization(g).......................................        45%           39%

-------------------------
(a) See Note 1 of the Notes to Consolidated Financial Statements herein for a description of significant acquisitions.
(b) See Notes F and G of the Notes to Consolidated Condensed Interim Financial Statements herein for a description of certain sales of assets and realignment costs, respectively.
(c) EBITDA means earnings before interest, income taxes, depreciation and amortization. Management believes that EBITDA is used by certain investors as one measure of the Company's historical ability to service and/or incur debt. However, EBITDA should not be considered as an alternative to net income as a measure of the Company's operating results or to cash flows as a measure of liquidity. In addition, although the EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used by industrial companies as a general measure of a company's operating performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.
(d) EBITDA Margin means EBITDA expressed as a percentage of net sales.
(e) The ratio of earnings to fixed charges is determined by dividing the sum of earnings before extraordinary items, cumulative effect of change in accounting principle, interest expense, taxes on income, and a portion of rent expense representative of the interest component by the sum of interest expense and the portion of rent expense representative of the interest component.
(f) Pro forma ratio of earnings to fixed charges is calculated by determining the ratio of earnings to fixed charges (as calculated in footnote (e) above) as adjusted to reflect the redemption and conversion of the 4 3/4% Notes, repayment of certain other indebtedness, the repurchase of certain shares of the Company's Common Stock as of February 12, 1997, the issuance of the Notes offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds." Assuming that, pursuant to the Offer to Purchase, the maximum number of Shares (5 million) are tendered to the Company at the maximum tender offer price of $15.00 per Share and not withdrawn, and after giving effect to the redemption and conversion of the 4 3/4% Notes, repayment of certain other indebtedness, the Company's repurchase of shares of its Common Stock as of February 12, 1997 (see "Capitalization") and the sale of the Notes offered hereby and the application of the estimated net proceeds therefrom (see "Use of Proceeds"), the pro forma ratio of earnings to fixed charges for the year ended December 31, 1995 and the nine months ended September 30, 1996 would have been 4.32x and 4.35x, respectively. See "Business Summary--Recent Developments--Offer to Purchase."
(g) Total debt as a percentage of total book capitalization is equal to total debt divided by the sum of total debt plus total stockholders' equity.
(h) Adjusted to reflect the redemption and conversion of the Company's 4 3/4% Notes, repayment of certain other indebtedness, the repurchase of certain shares of the Company's Common Stock as of February 12, 1997, the issuance of the Notes offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds."

                                  RISK FACTORS

     Prospective purchasers of the Notes should carefully consider the factors set forth below, as well as the other information set forth in this Prospectus, in evaluating an investment in the Notes. This Prospectus contains certain forward-looking statements which involve risks and uncertainties. There can be no assurance that such forward-looking information will in fact transpire. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON CYCLICAL INDUSTRIES

     Titan's sales are dependent in substantial part on three major industries, the agricultural equipment industry, the consumer products industry (including recreational trailers, ATVs and grounds care vehicles) and the earthmoving/construction equipment industry, representing 44%, 27% and 22% of Titan's net sales for the year ended December 31, 1995, respectively, and 47%, 25% and 23% of Titan's net sales for the nine-month period ended September 30, 1996, respectively.

     From the late 1970's until 1993, sales of agricultural equipment in North America declined significantly and sales of off-highway construction equipment, recreational trailer and vehicle and turf and garden equipment in North America were cyclical. Since the mid-1980's, the market for marine trailers also declined substantially. Although these markets improved significantly in 1994 and remained strong through the third quarter of 1996, Titan believes that the market for the sale by OEMs of agricultural equipment which utilize Titan's products will continue to be below historical averages for the foreseeable future. Because of Titan's already strong position in the North American and European markets as a producer of wheels and rims for this equipment, Titan believes that its opportunities for significant growth in market share in this aspect of its business will be limited. See "Business."

LEVERAGE

     Upon consummation of the Offering the Company will be leveraged. At September 30, 1996, on a pro forma basis, after giving effect to the sale of the Notes and the application of the estimated net proceeds therefrom, the redemption and conversion of the 4 3/4% Notes and repayment of certain other indebtedness, the Company would have had total indebtedness of approximately $182.7 million. See "Capitalization." The Company may incur additional indebtedness in the future, including Senior Indebtedness, subject to limitations imposed by the Indenture and the Bank Credit Facility. The Company's ability to make payments with respect to the Notes and to satisfy its other debt obligations will depend on its future operating performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control.

     Upon the issuance of the Notes, the Company's interest expense will increase compared to prior years. The Company believes, based on current circumstances, that the Company's cash flow, together with available borrowings under the Bank Credit Facility, will be sufficient to permit the Company to meet its operating expenses and to service its debt requirements as they become due for the foreseeable future. Significant assumptions underlie this belief, including, among other things, that the Company will succeed in implementing its business strategy and there will be no material adverse developments in the business, liquidity or capital requirements of the Company. If the Company is unable to service its indebtedness, it will be forced to adopt an alternative strategy that may include actions such as reducing or delaying capital expenditures, selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital. There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

     The degree to which the Company will be leveraged following the Offering could have important consequences to holders of the Notes, including, but not limited to, the following: (i) a substantial portion of the Company's cash flow from operations will be required to be dedicated to debt service and will not be available to the Company for its operations; (ii) the Company's ability to obtain additional financing in the future for acquisitions, capital expenditures, working capital or general corporate purposes could be limited;

(iii) certain of the Company's borrowings are at variable rates of interest, which could result in higher interest expense in the event of increases in interest rates; and (iv) the Company may be substantially more leveraged than certain of its competitors, which may place the Company at a relative competitive disadvantage and make the Company more vulnerable to changing market conditions and regulations. See "Description of the Notes."

SUBORDINATION OF THE NOTES

     The Notes will be senior subordinated obligations of the Company, subordinated in right of payment to all present and future Senior Indebtedness of the Company including indebtedness under the Bank Credit Facility. The Notes will rank pari passu with all senior subordinated indebtedness, if any, of the Company and will rank senior to all other subordinated indebtedness, if any, of the Company. The Notes will also be effectively subordinated to all existing and future liabilities of the Company's subsidiaries, including such subsidiaries' guarantees of the Company's indebtedness under the Bank Credit Facility. As of September 30, 1996, on a pro forma basis after giving effect to the sale of the Notes and the application of the estimated net proceeds therefrom, the redemption and conversion of the Company's 4 3/4% Notes and the repayment of certain other indebtedness, the Company would have had approximately $11.6 million of Senior Indebtedness outstanding and the Company's Subsidiaries would have had approximately $129.3 million of indebtedness outstanding (including trade payables and current, long-term and other liabilities and excluding the guarantees by certain of the Company's subsidiaries of the Company's obligations under the Bank Credit Facility). The Company expects that it will incur additional Senior Indebtedness, including Senior Indebtedness under the Bank Credit Facility, in connection with the implementation of its growth strategy. In addition, on a pro forma basis at September 30, 1996, the Company would have had available an additional $175.0 million under the Bank Credit Facility and, provided certain tests were met, would have been able to borrow additional Senior Indebtedness. In March 1997 the Company amended the Bank Credit Facility in order to, among other things, increase the availability under such agreement to up to $200.0 million.

     By reason of such subordination, in the event of the liquidation or insolvency of the Company, creditors of the Company who are not holders of Senior Indebtedness, including holders of the Notes, may recover less, ratably, than holders of Senior Indebtedness. The holders of any indebtedness of the Company's subsidiaries will be entitled to payment of their indebtedness from the assets of such subsidiaries prior to the holders of any general unsecured obligations of the Company, including the Notes. If the Company incurs additional pari passu indebtedness, the holders of such debt would be entitled to share ratably with the holders of the Notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding up of the Company. This will have the effect of reducing the amount of proceeds paid to holders of the Notes. In addition, no payments may be made with respect to the principal of or interest on the Notes if a payment default exists with respect to Designated Senior Indebtedness (as defined herein) and, under certain circumstances, no payments may be made with respect to the principal of or interest on the Notes for certain periods of time if a non-payment default exists with respect to Designated Senior Indebtedness. See "Description of Certain Indebtedness" and "Description of the Notes--Ranking."

HOLDING COMPANY STRUCTURE

     The Company conducts a portion of its business through its subsidiaries. The Company will, in part, be dependent on the cash flow of such subsidiaries and dividends and distributions from such subsidiaries to the Company in order to meet its debt service obligations. The ability of the Company's subsidiaries to pay such dividends and distributions will be subject to, among other things, the terms of any debt instruments of the Company's subsidiaries then in effect and applicable law. As a result of the structure of the Company, the holders of the Notes will be structurally subordinated to all creditors of the subsidiaries of the Company, including the guarantees by certain subsidiaries of the Company's obligations and any borrowings by the Company's subsidiaries under the Bank Credit Facility. The Company's rights, and the rights of its creditors, to participate in the distribution of assets of any subsidiary upon such subsidiary's liquidation or reorganization will be subject to the prior claims of such subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subject to the claims of any secured creditor of such subsidiary and of any holder of indebtedness of such subsidiary senior to that held by the Company. As of September 30, 1996, the aggregate amount of indebtedness and other obligations of the subsidiaries (including trade payables current, long-term and other liabilities) plus other debt would have been approximately $129.3 million (excluding the guarantees of the Company's obligations under the Bank Credit Facility by certain of the Company's subsidiaries).

SENSITIVITY TO NORTH AMERICAN AND EUROPEAN ECONOMIES

     Sales of a substantial portion of Titan's products in the agricultural, consumer products and the off-highway construction markets are directly related to the overall level of production of OEMs, which, in turn, is sensitive to the overall strength of the North American and European economies, including farm income and farm land values, consumer disposable income, interest rates, levels of acreage planted and crop yields, international supply and demand conditions for agricultural commodities and forestry products, weather conditions, and other general agricultural, forestry, construction and mining conditions. Significant adverse changes in the overall strength of these economies or in these other factors would have a negative effect on the Company's business.

RISKS OF FOREIGN OPERATIONS

     During 1995 and the nine months ended September 30, 1996, 16% and 22%, respectively, of the Company's net sales was generated by sales of its foreign subsidiaries. The percentage of sales generated by foreign subsidiaries of the Company has been increasing. See Note 15 to the Company's Consolidated Financial Statements. International operations and exports to foreign markets are subject to a number of special risks, including, but not limited to, risks with respect to currency exchange rates, economic and political destabilization, other disruption of markets, restrictive actions by foreign governments (such as restrictions on transfer of funds, export duties and quotas, foreign customs and tariffs and unexpected changes in regulatory environments), changes in foreign laws regarding trade and investment, difficulty in obtaining distribution and support, nationalization, the laws and policies of the United States affecting trade, foreign investment and loans, and foreign tax laws. There can be no assurance that one or a combination of these factors will not have a material adverse effect on the Company's ability to increase or maintain its foreign sales or on its results of operations.

     In addition, the Company has significant manufacturing operations in foreign countries and purchases a portion of its raw materials from foreign suppliers. The production costs, profit margins and competitive position of the Company are affected by the strength of the currencies in countries where it manufactures or purchases goods relative to the strength of the currencies in countries where its products are sold. The Company's results of operations and financial position may be adversely affected by fluctuations in foreign currencies and by translations of the financial statements of the Company's foreign subsidiaries from local currencies into U.S. dollars.

POTENTIAL ADVERSE EFFECT OF REGULATION AND GOVERNMENT POLICY

     Domestic and foreign political developments and government regulations and policies directly affect the agricultural, off-highway construction and consumer products industries in the United States and abroad and indirectly affect the wheel and tire markets for such industries. Regulations and policies relating to the agricultural industry include those encouraging farm acreage reduction in the United States and restricting deforestation techniques. Regulations and policies relating to the off-highway construction industry include those regarding the construction of roads, bridges and other items of infrastructure. Regulations and policies relating to over-the-highway vehicles include standards established by the U.S. Department of Transportation for tire endurance standards and safety. The modification of existing laws, regulations or policies, or the adoption of new laws, regulations or policies, could have an adverse effect on Titan's business.

DEPENDENCE ON PRINCIPAL CUSTOMERS

     For the year ended December 31, 1995 and the nine months ended September 30, 1996, Titan's largest customer, Deere & Company, accounted for approximately 12% and 13%, respectively, of net sales, and Titan's ten largest customers accounted for approximately 42% of net sales during both periods. As a result, Titan's business could be adversely affected if one of its larger customers reduces its purchases from Titan due to work stoppages or slow-downs, financial difficulties, as a result of termination provisions, competitive pricing or other reasons. Although the Company has had long-term relationships with its major customers and expects that it will be able to negotiate extensions of its current arrangements, there can be no assurance that it will be able to do so or that, if obtained, such arrangements will be obtained on terms favorable to the Company. Any failure to obtain an extension of an arrangement with a leading customer could have an adverse effect on the Company. See "Business--Customers."

DEPENDENCE ON EXISTING MANAGEMENT AND KEY PERSONNEL

     Titan's continued success and viability are dependent, to a certain extent, upon its ability to attract and retain qualified personnel in all areas of its businesses, especially management positions. In the event the Company is unable to attract and retain qualified personnel, its businesses may be adversely affected. Mr. Taylor, the Company's President and Chief Executive Officer, has been instrumental in the development and implementation of Titan's business strategy. The Company's Bank Credit Facility provides that if Mr. Taylor ceases to serve as an executive officer or director of the Company for more than 180 days, and if during that period Titan has not replaced Mr. Taylor with a person reasonably acceptable to the Company's lenders, the lenders may require the entire amount outstanding thereunder to be prepaid. The Company has not entered into employment agreements with any of its executive officers, including Mr. Taylor, and does not maintain key-person life insurance policies on any of its executive officers. The loss or interruption of the continued full-time services of any of the Company's executive officers, including Mr. Taylor, could have a material adverse effect on Titan. See "Business--Business History."

COMPETITION

     Titan competes with several international and domestic competitors, some of which are larger and have greater financial and marketing resources than Titan. Titan competes primarily on the basis of price, quality, customer service, design capability and delivery time. Its ability to compete with international competitors may be adversely affected by currency fluctuations. In addition, certain of Titan's OEM customers could, under certain circumstances, elect to manufacture certain of Titan's products to meet their requirements or to otherwise compete with Titan. There can be no assurance that the businesses of Titan will not be adversely affected by increased competition in the markets in which it operates or that the Company's competitors will not develop products that are more effective or less expensive than the Company's products or which could render certain of the Company's products less competitive. From time to time certain competitors of the Company have reduced their prices in particular product categories, which has caused the Company to reduce its prices. There can be no assurance that in the future competitors of the Company will not further reduce prices or that any such reductions would not have a material adverse effect on the Company. See "Business -- Competition."

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

     The Indenture will contain certain covenants limiting the incurrence of additional indebtedness, the payment of dividends, the redemption of capital stock, the making of certain investments, the issuance of capital stock of subsidiaries, the creation of liens, the creation of dividend and other restrictions affecting subsidiaries, the issuance of guarantees, transactions with affiliates, asset sales and certain mergers and consolidations. However, these limitations will be subject to a number of important qualifications and exceptions. In addition, the Bank Credit Facility contains restrictive covenants and requires the Company to maintain specified financial ratios and satisfy certain financial tests. The Company's ability to meet such financial ratios and tests may be affected by events beyond its control, and there can be no assurance that the Company will meet such tests. A breach of any of these covenants could result in an event of default under the

Bank Credit Facility. In an event of default under the Bank Credit Facility, the lenders thereunder could elect to declare all amounts borrowed, together with accrued interest, to be immediately due and payable and the lenders under the Bank Credit Facility could terminate all commitments thereunder. If any such indebtedness were to be accelerated, there can be no assurance that the assets of the Company would be sufficient to repay in full such indebtedness and the other indebtedness of the Company, including the Notes. In addition, a default under the Bank Credit Facility or the instruments governing the Company's other indebtedness could constitute a cross-default under the Indenture and any instruments governing the Company's other indebtedness, and a default under the Indenture could constitute a cross-default under the Bank Credit Facility and any instruments governing the Company's other indebtedness. See "Description of the Notes--Certain Covenants" and "Description of Certain Indebtedness."

RISKS IN ACQUISITION STRATEGY

     The ability of the Company to successfully implement its acquisition strategy depends upon a number of factors. To implement its strategy, the Company must identify acquisition opportunities in the wheel and tire or related industries, successfully negotiate, finance and consummate such acquisitions and comply with applicable regulatory restrictions (including antitrust laws) in the United States and abroad. There can be no assurance that the Company will be able to identify suitable acquisition candidates at favorable acquisition prices or that it will be able to finance and consummate any such acquisitions. In past acquisitions, the Company has been successful in reducing product and organization costs upon consummation and integration of the acquisitions. However, there can be no assurance that the Company will be able to integrate any new acquisitions successfully into its operations and achieve cost savings from such integration.

ABSENCE OF A PUBLIC MARKET FOR THE NOTES; POSSIBLE VOLATILITY

     There is no established trading market for the Notes and the Company does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of the Offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. Accordingly, no assurance can be given as to the price of the Notes or the liquidity of the trading market for the Notes or that an active public trading market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending upon prevailing interest rates, the market for similar securities, the performance of the Company and certain other factors. The liquidity of, and trading markets for, the Notes may also be adversely affected by general declines in the market for non-investment grade debt. Such declines may adversely affect the liquidity of, and trading markets for, the Notes, independent of the financial performance of or prospects for the Company.

     Historically, the market for debt similar to the Notes has been subject to disruptions that have caused substantial price volatility. There can be no assurance that the market for the Notes will not be subject to similar disruptions. Any such disruptions may have a material adverse effect on the value of the Notes.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the Notes, after deducting estimated underwriting discounts and offering expenses, will be approximately $145.4 million. The Company intends to use approximately $100.0 million of such proceeds to repay amounts then outstanding under the Bank Credit Facility; however, if the Offer to Purchase is consummated, the entire net proceeds will be used to repay a portion of amounts then outstanding under the Bank Credit Facility. See "Prospectus Summary--Recent Developments--Offer to Purchase," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of Certain Indebtedness." The remaining proceeds (if any) will be used for general corporate purposes, which may include capital expenditures and additional acquisitions.

     The Bank Credit Facility provides the Company with four interest options, bore interest at the rate of 6 1/4% per annum on February 18, 1997 and is scheduled to mature in March 2002. Approximately $100.0 million was outstanding under the Bank Credit Facility at February 18, 1997. Borrowings under the Bank Credit Facility were used primarily to discharge subsidiary term loans and the SIRMAC Group (as defined herein) revolving credit facility and for the redemption of the 4 3/4% Notes.

                                 CAPITALIZATION

     The following table sets forth (i) the consolidated capitalization of the Company at September 30, 1996, (ii) the consolidated capitalization of the Company on a pro forma basis to give effect to the redemption and conversion of the 4 3/4% Notes (as described in note (b) below), repayment of certain other indebtedness and the Company's repurchase of shares of its Common Stock (as described in note (f) below) and (iii) the September 30, 1996 pro forma capitalization as adjusted for the sale of the Notes offered hereby and the application of the estimated net proceeds as described under "Use of Proceeds." The following table should be read in conjunction with the Company's unaudited Consolidated Condensed Financial Statements and the Notes thereto included in this Prospectus.

                                                                  AS OF SEPTEMBER 30, 1996
                                                          ----------------------------------------
                                                                                      PRO FORMA
                                                           ACTUAL    PRO FORMA(A)   AS ADJUSTED(B)
                                                          --------   ------------   --------------
                                                                   (DOLLARS IN THOUSANDS)
Cash and cash equivalents...............................  $ 56,146     $ 32,789        $ 78,189
                                                          ========     ========        ========
Total debt:
  Industrial Revenue Bonds -- Greenwood.................  $  9,500     $  9,500        $  9,500
  Bank borrowings:
     Revolving credit -- SIRMAC (c).....................    16,994           --              --
     Bank Credit Facility (d)...........................    60,000      100,000              --
  Notes offered hereby, net of debt discount of $750....        --           --         149,250
  4 3/4% Convertible Subordinated Notes due 2000 (e)....    85,279           --              --
  Note payable to PATC..................................    19,743       19,743          19,743
  Other.................................................     4,203        4,203           4,203
                                                          --------     --------        --------
     Total debt.........................................  $195,719     $133,446        $182,696
                                                          ========     ========        ========
Stockholders' equity:
  Common Stock--no par value, 60,000,000 shares
     authorized, 22,295,541 shares outstanding at
     September 30, 1996 and 25,444,892 shares
     outstanding at September 30, 1996 on a pro forma
     and pro forma as adjusted basis....................  $     23     $     27        $     27
  Additional paid-in capital (e)........................   154,688      210,307         210,307
  Retained earnings.....................................    93,823       93,823          93,823
  Cumulative translation adjustments....................      (355)        (355)           (355)
  Treasury stock at cost: 399,165 shares at September
     30, 1996 and 1,807,265 shares at September 30, 1996
     on a pro forma and a pro forma as adjusted basis,
     respectively (f)...................................    (5,985)     (23,648)        (23,648)
                                                          --------     --------        --------
     Total stockholders' equity.........................   242,194      280,154         280,154
                                                          --------     --------        --------
       Total capitalization.............................  $437,913     $413,600        $462,850
                                                          ========     ========        ========

-------------------------
(a) Gives pro forma effect to the redemption and conversion of the 4 3/4% Notes, repayment of certain other indebtedness and the Company's repurchase of shares of Common Stock as of February 12, 1997.
(b) Gives pro forma effect to the redemption and conversion of the 4 3/4% Notes, repayment of certain other indebtedness, the Company's repurchase of shares of Common Stock as of February 12, 1997, the sale of the Notes offered hereby and the application of the $145.4 million of the net proceeds described under "Use of Proceeds."
(c) This loan was repaid with borrowings under the Bank Credit Facility.
(d) The Bank Credit Facility presently allows borrowings up to $200.0 million. Approximately $100.0 million was outstanding under the Bank Credit Facility at February 18, 1997.
(e) On December 30, 1996 the Company redeemed $28.7 million principal amount of the 4 3/4% Notes with borrowings under the Bank Credit Facility, with the remaining $56.6 million principal amount converted into 4,530,240 shares of Common Stock of the Company resulting in an increase in additional paid-in capital of $55.6 million.
(f) In May 1996 the Company's Board of Directors authorized the repurchase of up to 5 million shares (approximately 22% of outstanding shares as of the end of May 1996) of its Common Stock. As of February 12, 1997 the Company has repurchased 1,758,100 shares pursuant to this program.

                         SELECTED FINANCIAL INFORMATION

     The selected financial data presented below as of December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995 are derived from the Company's Consolidated Financial Statements, audited by Price Waterhouse LLP, independent accountants, included elsewhere herein. The selected financial data as of December 31, 1992 and 1993 and for the years ended December 31, 1991 and 1992 are derived from the Company's Consolidated Financial Statements audited by Price Waterhouse LLP, not included herein, which have been filed in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993. The selected financial data as of December 31, 1991 is derived from the Company's Consolidated Financial Statements audited by Price Waterhouse LLP. The selected financial data as of and for the nine months ended September 30, 1996 is derived from the Company's unaudited Consolidated Condensed Financial Statements included elsewhere herein, and the selected financial data as of and for the nine months ended September 30, 1995 is derived from financial data included in the Company's third quarter 1995 Quarterly Report on Form 10-Q. In the opinion of the Company's management, the unaudited Consolidated Condensed Financial Statements have been prepared on the same basis as the audited Consolidated Financial Statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and the results of operations for these periods and as of such dates. Operating results for the nine months ended September 30, 1996 are not necessarily indicative of results expected for the entire year. See "Prospectus Summary -- Recent Developments -- 1996 Results." The selected consolidated financial data set forth below should be read in conjunction with the Consolidated Financial Statements and Notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this Prospectus. The pro forma data for the year ended December 31, 1995 and the nine months ended September 30, 1996 is unaudited and such amounts are not necessarily indicative of future results or of the results which would have occurred had the sale of Notes taken place on January 1, 1995.

                                                                                                      NINE MONTHS
                                                        YEAR ENDED DECEMBER 31,                   ENDED SEPTEMBER 30,
                                        -------------------------------------------------------   -------------------
                                          1991          1992     1993(A)    1994(A)    1995(A)      1995       1996
                                          ----          ----     -------    -------    -------      ----       ----
                                                                   (DOLLARS IN THOUSANDS)
INCOME STATEMENT DATA:
  Net sales...........................  $100,054      $113,170   $150,441   $407,000   $623,183   $464,900   $489,969
  Gross profit........................    11,501        17,437     25,269     68,432    115,726     84,673     76,989(c)
  Income (loss) from operations.......      (911)(b)     8,798     13,142     37,996     73,055     53,586     57,184(c)
  Other (income) expenses:
    Interest expense..................     3,399         2,817      3,242      8,503     12,045      8,794      7,779
    Other.............................      (782)         (487)      (214)      (614)    (3,480)    (2,688)    (2,189)
  Income (loss) before income taxes,
    extraordinary loss and cumulative
    effect of change in accounting
    principle.........................    (3,528)        6,468     10,114     30,107     63,280     47,057     49,512
  Extraordinary loss related to early
    retirement of debt(d).............        --          (258)        --         --         --         --         --
  Cumulative effect of change in
    accounting principle(e)...........        --          (275)        --         --         --         --         --
  Net income (loss)...................    (3,616)        3,539      6,361     18,480     37,983     28,237     30,697
BALANCE SHEET DATA (AT END OF PERIOD):
  Current assets......................  $ 41,978      $ 40,663   $141,682   $192,358   $264,900   $287,001   $323,308
  Total assets........................    66,994        69,313    261,266    400,460    512,135    534,923    571,210
  Current liabilities.................    21,125        22,459     50,944     72,396    113,642    134,174    106,513
  Current portion of long-term debt...     2,443         2,317      7,115      3,195     26,419     31,736     14,009
  Long-term debt......................    36,950        35,785    123,646    178,341    142,305    142,180    181,710
  Total liabilities...................    59,900        62,673    194,538    292,724    296,263    329,017    329,016
  Stockholders' equity................     7,094         6,640     66,728    107,736    215,872    205,906    242,194
OTHER FINANCIAL DATA:
  EBITDA(f)...........................  $  2,812      $ 12,725   $ 18,689   $ 56,038   $ 98,753   $ 73,331   $ 78,282(c)
  Depreciation and amortization.......     2,941         3,440      5,333     17,428     23,428     17,480     20,991
  Capital expenditures................     3,704         3,035      5,427     15,249     20,191     17,581     19,073
  EBITDA Margin(g)....................       2.8%         11.2%      12.4%      13.8%      15.8%      15.8%      16.0%
  Ratio of EBITDA to interest
    expense...........................       .83x         4.52x      5.76x      6.59x      8.20x      8.34x     10.06x
  Ratio of earnings to fixed
    charges(h)........................       (--)(i)      3.14x      3.98x      4.39x      6.09x      6.18x      7.13x
  Pro forma ratio of earnings to fixed
    charges(j)........................        --            --         --         --       4.81x        --       4.76x
  Total debt as a percentage of total
    book capitalization(k)............        85%           85%        66%        63%        44%        46%        45%

                                                   (footnotes on following page)

-------------------------
(a) See Note 1 of the Notes to the Consolidated Financial Statements herein for a description of significant acquisitions.

(b) In December 1991, Titan recorded a provision of $4.2 million for the estimated costs associated with the closure of the Company's Toronto, Ontario facility, including costs related to employee severance, inventory obsolescence, rent and property taxes, asset disposal and other miscellaneous costs. This facility was closed in October 1992.

(c) See Notes F and G of the Notes to Consolidated Condensed Interim Financial Statements herein for a description of sale of assets and realignment costs, respectively.

(d) On July 31, 1992, Titan entered into a credit agreement and, in connection therewith, recorded an extraordinary loss of $258,000 (net of tax benefit of $167,000), consisting primarily of deferred financing costs associated with its previous credit facility.

(e) The Company adopted SFAS 109 effective January 1, 1992. The cumulative effect of adopting SFAS 109 was a $275,000 charge to the statement of operations for the year ended December 31, 1992.

(f) EBITDA means earnings before interest, income taxes, depreciation and amortization. Management believes that EBITDA is used by certain investors as one measure of the Company's historical ability to service and/or incur its debt. However, EBITDA should not be considered as an alternative to net income as a measure of the Company's operating results or to cash flows as a measure of liquidity. In addition, although the EBITDA measure of performance is not recognized under generally accepted accounting principles, it is widely used by industrial companies as a general measure of a company's operating performance because it assists in comparing performance on a relatively consistent basis across companies without regard to depreciation and amortization, which can vary significantly depending on accounting methods (particularly where acquisitions are involved) or non-operating factors such as historical cost bases. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies.

(g) EBITDA Margin means EBITDA expressed as a percentage of net sales.

(h) The ratio of earnings to fixed charges is determined by dividing the sum of earnings before extraordinary items, cumulative effect of change in accounting principle, interest expense, taxes on income, and a portion of rent expense representative of the interest component by the sum of interest expense and the portion of rent expense representative of the interest component.

(i) Earnings for 1991 were inadequate to cover fixed charges; the coverage deficiency totaled approximately $100,000.

(j) Pro forma ratio of earnings to fixed charges is calculated by determining the ratio of earnings to fixed charges (as calculated in footnote (h) above) as adjusted to reflect the redemption and conversion of the 4 3/4% Notes, repayment of certain other indebtedness, the repurchase of certain shares of the Company's Common Stock prior to February 12, 1997, the issuance of the Notes offered hereby and the application of the estimated net proceeds therefrom. See "Use of Proceeds." Assuming that, pursuant to the Offer to Purchase, the maximum number of Shares (5 million) are tendered to the Company at the maximum tender offer price of $15.00 and not withdrawn, and after giving effect to the redemption and conversion of the 4 3/4% Notes, repayment of certain other indebtedness, the Company's repurchase of shares of its Common Stock prior to February 12, 1997 (see "Capitalization") and the sale of the Notes offered hereby and the application of the estimated net proceeds therefrom (see "Use of Proceeds"), the pro forma ratio of earnings to fixed charges for the year ended December 31, 1995 and the nine months ended September 30, 1996 would have been 4.32x and 4.35x, respectively. See "Business Summary -- Recent Developments -- Offer to Purchase."

(k) Total debt as a percentage of total book capitalization is equal to total debt divided by the sum of total debt plus total stockholders' equity.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     The Company conducts its business in a single segment, the manufacture and sale of a full line of tires, wheels and components for the agricultural, consumer products, earthmoving/construction, engineered product and military markets.

     Through a series of strategic acquisitions, the Company has broadened its expertise into steel wheel and tire manufacturing, expanded both its product lines and markets and expanded geographically into Europe. Between the beginning of 1993 and the end of 1995, the Company made eight acquisitions and increased its net sales from $113.2 million in 1992 to $623.2 million in 1995, improved its ratio of debt to total capital from 85.2% in 1992 to 43.9% in 1995 and increased its EBITDA from $12.7 million (excluding cumulative effect of change in accounting principle and extraordinary loss related to early retirement of debt) in 1992 to $98.8 million in 1995. For the nine months ended September 30, the Company increased its net sales from $464.9 million in 1995 to $490.0 million in 1996, increased its EBITDA from $73.3 million in 1995 to $78.3 million in 1996, improved its EBITDA expressed as a percentage of net sales from 15.8% in 1995 to 16.0% in 1996, and reduced its ratio of total debt to total book capitalization from 46.0% in 1995 to 45.0% in 1996. Generally, the Company's acquisitions have allowed it to: (i) expand its market and geographic reach; (ii) enter the market for assembled wheels and tires, a market in which margins are greater than markets for wheels and rims alone; (iii) substantially increase its penetration of the after-market for wheels and tires, a market larger and less cyclical than the OEM market; (iv) improve significantly the operating efficiencies of its acquired assets and its manufacturing facilities; and (v) improve its ability to service its customers' needs on a timely basis. For a further discussion of recent acquisitions by the Company, see "Business -- Business History."

     While a majority of the Company's growth in net sales and earnings from 1992 to 1995 has been due to acquisitions, the Company has also experienced compounded annual growth in excess of 7% from its existing operations during that period. This increase in net sales is primarily attributable to increased unit sales. Sales of agricultural products totaled $276.0 million and 44% of net sales in 1995, compared to $65.3 million and 58% of net sales in 1992. Sales in Titan's next largest market, consumer products, totaled $170.7 million and represented 27% of Titan's net sales in 1995, compared to $2.6 million and 2% of net sales in 1992. Titan's line of consumer products has significantly increased and includes wheels, tires and brakes for lawn and garden tractors, ATVs, recreational vehicles, boat and utility trailers and specialty automotive wheels. Sales in Titan's third largest market, earthmoving/construction, totaled $133.5 million and 22% of net sales in 1995 compared to $26.0 million and 23% of net sales in 1992. For the nine months ended September 30, 1996, sales of agricultural equipment products accounted for 47% of net sales, consumer market products accounted for approximately 25%, earthmoving/construction products accounted for approximately 23%, engineered and other products accounted for 4% and military products accounted for 1%, compared to 44%, 29%, 21%, 5% and 1% respectively, for the nine months ended September 30, 1995.

     Titan has also increased its liquidity in recent years. During 1995 and through the third quarter of 1996, the Company relied on internally-generated cash flow for all of its liquidity needs associated with its existing operations. The Company increased its liquidity for acquisitions through external sources. In September 1996, Titan entered into the $175.0 million Bank Credit Facility with Harris Trust and Savings Bank and other lenders. In March 1997 the Company amended the Bank Credit Facility in order to, among other things, increase the availability under the Bank Credit Facility to $200.0 million. In March 1995, the Company financed its new facility in Greenwood, South Carolina with $9.5 million in aggregate principal amount of Industrial Revenue Bonds. The Company intends to repay an aggregate of approximately $100.0 million of outstanding indebtedness through the proceeds of the offering of the Notes hereunder. See "Use of Proceeds."

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, Titan's statement of operations expressed as a percentage of sales. This table and subsequent discussions should be read in conjunction with the Company's Consolidated Financial Statements, the Company's Consolidated Condensed Financial Statements and related notes included herein.

                                                                  AS A PERCENTAGE OF SALES
                                                   -------------------------------------------------------
                                                                                        NINE MONTHS ENDED
                                                      YEAR ENDED DECEMBER 31,             SEPTEMBER 30,
                                                   -----------------------------       -------------------
                                                   1993        1994        1995        1995          1996
                                                   ----        ----        ----        ----          ----
Net sales...................................       100.0%      100.0%      100.0%      100.0%        100.0%
Cost of sales...............................        83.2        83.2        81.4        81.8          82.2
Realignment costs...........................         0.0         0.0         0.0         0.0           2.1
                                                   -----       -----       -----       -----         -----
  Gross profit..............................        16.8        16.8        18.6        18.2          15.7
Selling, general and administrative
  expenses..................................         7.1         7.0         6.6         6.3           6.9
Research and development expenses...........         0.9         0.5         0.3         0.4           0.4
Gain on sale of assets......................         0.0         0.0         0.0         0.0          (3.3)
                                                   -----       -----       -----       -----         -----
  Income from operations....................         8.8         9.3        11.7        11.5          11.7
Other (income) expense:
  Interest expense..........................         2.2         2.1         1.9         1.9           1.6
  Minority interest.........................         0.0         0.0         0.2         0.1           0.4
  Other (income) expense....................        (0.1)       (0.2)       (0.6)       (0.6)         (0.4)
                                                   -----       -----       -----       -----         -----
  Income before taxes.......................         6.7         7.4        10.2        10.1          10.1
Provision for income taxes..................         2.5         2.9         4.1         4.0           3.8
                                                   -----       -----       -----       -----         -----
  Net income................................         4.2%        4.5%        6.1%        6.1%          6.3%
                                                   =====       =====       =====       =====         =====

     In addition, the following table sets forth, for the periods indicated, components of the Company's net sales classified by major markets. The majority of the Company's Engineered Products divisions were divested in 1996.

                                                                                          NINE MONTHS ENDED
                                                     YEAR ENDED DECEMBER 31,                SEPTEMBER 30,
                                                  ------------------------------         -------------------
                                                  1993         1994         1995         1995           1996
                                                  ----         ----         ----         ----           ----
Agricultural.............................          50%          38%          44%          44%            47%
Consumer.................................          16           34           27           29             25
Earthmoving/Construction.................          22           19           22           21             23
Engineered Products......................           4            6            6            5              4
Military.................................           8            3            1            1              1
                                                  ---          ---          ---          ---            ---
  Total..................................         100%         100%         100%         100%           100%
                                                  ===          ===          ===          ===            ===

     NINE MONTHS ENDED SEPTEMBER 30, 1996 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1995

     Net sales for the nine months ended September 30, 1996, were $490.0 million, an increase of 5% compared to $464.9 million in sales for the nine months ended September 30, 1995. The change from the equity method of accounting to the consolidation method for the SIRMAC Group (as defined herein) beginning July 1, 1995, accounted for the majority of the increase in sales for the year-to-date period.

     Sales in the agricultural market were $231.6 million for the nine months ended September 30, 1996, as compared to $203.7 million in 1995. The Company's construction market sales were $111.6 million for the nine months ended September 30, 1996, as compared to $98.3 million in 1995. The increase in sales in the agricultural and construction markets is primarily due to the addition of the SIRMAC Group. Consumer product sales were $120.7 million for the nine months ended September 30, 1996, as compared to $134.7 million in 1995. The decrease in consumer product sales was primarily due to a $23.9 million reduction in sales of light truck tires, which resulted from the expiration of an agreement to produce such tires.

     Cost of sales was $402.7 million for the nine months ended September 30, 1996, as compared to $380.2 million in 1995. Gross profit for the nine months ended September 30, 1996, before realignment costs was $87.3 million, or 17.8% of net sales, compared to $84.7 million, or 18.2% of net sales for 1995.

     During the third quarter of 1996, the Company recorded a pretax realignment charge of $10.3 million. These costs consisted primarily of a write-off of start-up costs and inventory associated with the elimination of non-core products including automotive OEM wheels, certain rolled rims and axles. This is part of the Company's overall strategy to concentrate its resources on tire and wheel manufacturing, and is consistent with the sale of assets mentioned below.

     On September 30, 1996, the Company sold the assets of Tractech to a joint venture group and private investors. Tractech, which produces no-spin differentials, contributed annual sales of approximately $25.0 million. During the nine months ended September 30, 1996, Tractech contributed net sales of $18.4 million, net income of $0.8 million, and fully diluted earnings per share of $0.03. The Company has recorded a pretax gain of $15.3 million after related expenses as a result of the transaction in the third quarter of 1996. This follows the sale of the assets of Automation International, Inc. in the second quarter of 1996.

     Selling, general and administrative ("SG&A") and research and development ("R&D") expenses were $36.1 million and 7.4% of sales for the nine months ended September 30, 1996 as compared to $31.1 million and 6.7% of sales for the nine months ended September 30, 1995. The rise in SG&A expenses is primarily due to increased tire advertising coupled with overall efforts to improve systems resources and technology.

     Amortization and depreciation expenses for the nine months ended September 30, 1996 were $21.0 million compared to $17.5 million for the same period in 1995. The difference is primarily attributable to full year depreciation on recent capital additions.

     Income from operations for the nine months ended September 30, 1996, before realignment costs and gain on sale of assets, was $51.2 million or 10.4% of net sales, compared to $53.6 million or 11.5% in 1995. Income from operations, as a percentage of 1996 sales, was negatively impacted by pricing pressure in the tire after-market, a strike at the Company's Walcott wheel facility and higher SG&A expenses.

     Net interest expense for the nine months ended September 30, 1996 was $7.8 million or 1.6% of net sales, a decrease of 11% compared to the $8.8 million interest expense or 1.9% of net sales for the same period in 1995. The decrease was largely due to the Company's lower revolving debt and 4 3/4% Note balances, partially offset by interest expense related to the SIRMAC Group.

     Net income for the nine months ended September 30, 1996, was $30.7 million, compared to $28.2 million in 1995. Earnings per common share (on a fully diluted basis) were $1.12 for the nine months ended September 30, 1996, as compared to $1.15 in 1995. The average number of 1996 fully diluted common shares outstanding increased 10% for the period ended September 30, 1996, due to a June 1995 Common Stock offering.

     FISCAL YEAR ENDED DECEMBER 31, 1995 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1994

     Net sales for the year ended December 31, 1995 were $623.2 million, an increase of 53% compared to 1994 sales of $407.0 million. The increase was primarily due to the acquisition by the Company of Steel Wheels in February 1995, Titan Tire Corporation ("Titan Tire") in July 1994, and to the consolidation of the SIRMAC Group in the second half of 1995. Sales to the agricultural market, the Company's largest market segment, were $276.0 million in 1995 compared to 1994 sales of $156.0 million. Agricultural sales accounted for 44% of the Company's total sales in 1995. Sales increased primarily due to the acquisition of Titan Tire and the SIRMAC Group. Sales in the Company's second largest market, consumer products, increased $30.6 million in 1995 compared to 1994, and represented 27% of 1995 total sales. The increase was due primarily to the acquisitions noted above. Earthmoving/construction sales, the Company's third largest market in 1995 at 22% of total sales, increased $58.0 million over 1994, primarily due to the acquisition of Steel Wheels.

     Gross profit was $115.7 million or 18.6% of net sales in 1995, compared to $68.4 million or 16.8% of net sales in 1994. The gross profit margin was positively affected by strong margins from the Titan Tire acquisition as well as strength in the Company's traditional markets.

     SG&A expenses were $40.6 million, or 6.5% of net sales in 1995, compared to $28.3 million or 7.0% of sales in 1994. The dollar increase was principally due to the acquisitions noted above as well as increases in operations and administrative personnel to enhance systems and controls. R&D expenses were consistent from year to year at $2.1 million.

     Interest expense for 1995 was $12.0 million or 1.9% of net sales, which compares to $8.5 million or 2.1% of net sales in 1994. The increased interest expense was primarily due to an increase of approximately $57.0 million in the average debt outstanding in 1995 compared to 1994, coupled with slightly higher average borrowing rates. The acquisition of Steel Wheels and the consolidation of the SIRMAC Group accounted for the majority of the increase in the average debt outstanding.

     In June 1995, the Company issued 4,312,500 shares of Common Stock at a price of $15.83 per share. Excluding fees, Titan received $64.9 million, before related offering costs of $300,000. Titan used $17.5 million of the proceeds from this stock offering to repurchase the convertible preferred stock and Common Stock warrants issued to Pirelli Armstrong Tire Corporation ("PATC") in the Titan Tire acquisition. Titan used the remaining proceeds to reduce the amount outstanding under its revolving credit facility.

     Net income for the year ended December 31, 1994 and the year ended December 31, 1995 was $18.5 million and $38.0 million, respectively. The increase was primarily due to the 53% increase in sales noted above and improvements in the gross profit percentage.

     FISCAL YEAR ENDED DECEMBER 31, 1994 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 1993

     Net sales for the year ended December 31, 1994, were $407.0 million, an increase of 171% compared to 1993 sales of $150.4 million. The increase was primarily due to the acquisitions by the Company of Dyneer Corporation ("Dyneer") and TD Wheels of Virginia, Inc. ("TD Wheel") in November 1993, Nieman's Limited ("Nieman's") in January 1994, and Titan Tire in July 1994, as well as strong growth in the agricultural and earthmoving/construction markets in 1994. Net sales in the agricultural products market, Titan's largest category in 1994 at 38% of sales, increased $81.1 million compared to 1993, primarily due to the acquisitions noted above. Net sales in Titan's second largest market in 1994, consumer products at 34% of net sales, increased $116.4 million compared to 1993, primarily due to the Dyneer acquisition. Earthmoving/construction sales, Titan's third largest market in 1994 at 19% of net sales, increased $42.8 million over 1993, primarily due to the acquisitions noted above and growth in existing markets. Excluding the effect of these acquisitions, 1994 net sales increased by 10% compared to 1993.

     Gross profit was $68.4 million, or 16.8% of net sales in 1994, compared to $25.3 million, or 16.8% of net sales in 1993. The gross profit margin was positively affected by strong growth in Titan's traditional markets and strong margins from Titan Tire, but was adversely impacted by lower margins from Dyneer and Nieman's in the consumer products market.

     SG&A expenses were $28.3 million, or 7.0% of net sales in 1994, compared to $10.7 million, or 7.1% of net sales in 1993. The dollar increase was principally due to the acquisitions noted above as well as an increase in operations and administrative personnel to improve systems and controls. The Company was successful in reducing Dyneer's SG&A expenses from 9.7% in 1993 to the corporate average in 1994 as part of Titan's corporate restructuring.

     Interest expense for 1994 was $8.5 million or 2.1% of net sales, which compares to $3.2 million and 2.2% of net sales in 1993. The increased interest expense was primarily due to an increase of $79.0 million in the average debt outstanding in 1994 compared to 1993, but was partially offset by lower average borrowing rates in 1994. The issuance of $103.5 million of 4 3/4% Notes in November 1993 increased the average debt outstanding by $88 million, but lowered the average interest rate for 1994 since the net proceeds were used to repay higher interest debt. Also positively affecting the rate was the $100.0 million credit facility that provided borrowing rates approximately one and one-half percentage points lower than the previous Titan and Dyneer credit facilities, which were repaid in July 1994.

     Deferred financing costs have historically been amortized by Titan through SG&A expenses. Beginning in 1994, the Company implemented a policy of amortizing these costs to interest expense as a cost of borrowing. Amortization of deferred financing costs in 1993 included in SG&A expenses totalled $263,000. Amortization of deferred financing costs included in interest expense in 1994 was $983,000.

     Net income for the year ended December 31, 1993 and the year ended December 31, 1994 was $6.4 million and $18.5 million, respectively. The increase was primarily due to the 171% increase in sales noted above.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has historically relied primarily on internally generated cash flow, bank debt, the issuance of shares of Common Stock and the incurrence of debt by its subsidiaries in order to fund working capital requirements, capital expenditures, debt service, stockholder dividends and acquisitions.

     On February 25, 1997, the Company commenced the Offer to Purchase up to 5 million shares of its Common Stock at a price not greater than $15.00 nor less than $12.50 per share, for a maximum aggregate purchase price (if all 5 million shares are purchased) of $75 million. See "Prospectus Summary--Recent Developments--Offer to Purchase." The Company would fund such repurchase with cash on hand and amounts available under the $200.0 million Bank Credit Facility entered into by the Company in September 1996 (as amended).

     The Bank Credit Facility, which expires on March 14, 2002, provides for borrowings by the Company of up to $200.0 million on an unsecured, revolving basis, either in U.S. dollars or in various European currencies, at various interest rate options. The Bank Credit Facility also provides for standby letters of credit. The Company and each of its U.S. subsidiaries other than Nieman's have unconditionally guaranteed all outstanding obligations under the Bank Credit Facility. The Bank Credit Facility contains customary financial and other covenants and customary events of default. The Company believes that it is currently in compliance with all terms of its outstanding indebtedness, including all terms under the Bank Credit Facility. The Company intends to use a portion of the proceeds of this Offering to prepay approximately $100.0 million currently outstanding under the Bank Credit Facility. If the Offer to Purchase is consummated, all of the proceeds of this offering will be used to repay a portion of the amounts then outstanding under the Bank Credit Facility. See "Description of Certain Indebtedness -- Bank Credit Facility."

     In addition to the Bank Credit Facility, the Company will also issue $150.0 million of the Notes. The Notes will be subordinated to the indebtedness under the Bank Credit Facility and to any and all other Senior Indebtedness of the Company. The Indenture governing the Notes will impose certain restrictions on the Company and its subsidiaries, including restrictions on the ability to incur indebtedness, pay dividends, make investments, grant liens and engage in certain other activities. The Notes may be required to be purchased by the Company upon a Change of Control (as defined) and in certain circumstances with the proceeds of asset sales. See "Description of the Notes." Upon issuance of the Notes, the Company's interest expense will increase compared to prior years.

     Net cash used for investing activities decreased from $53.7 million in 1994 to $37.3 million in 1995, primarily due to a decrease in the cost of acquisitions (net of cash received), partially offset by an increase in capital expenditures. Although the Company spent a total of $17.1 million on acquisitions and $20.2 million on capital expenditures in 1995, it still maintained a current ratio of 2.3 to 1 in 1995 compared to a current ratio of
2.7 to 1 in 1994.

     Capital expenditures by the Company have increased from 1994 levels. Capital expenditures for property, plant and equipment totaled $20.2 million in 1995 compared to $15.2 million in 1994. The Company is continuing its program of capital expansion to modernize and improve production efficiencies. The increase in 1995 was primarily due to an investment by the Company of an additional $5 million for its Greenwood, South Carolina facility. The Company expects total capital expenditures in 1996 will approximate $30.0 million, of which $19.1 million was expended through September 30, 1996. The Company believes its capital expenditures for 1997 will be approximately $60.0 million, principally due to the construction of the new tire facility in Brownsville, Texas.

     Net cash provided by financing activities decreased from $43.5 million in 1994 to $6.8 million in 1995. In 1994, Titan Tire acquired certain PATC assets by paying $5 million cash, issuing $10 million of warrants to purchase 2,250,000 shares of the Company's Common Stock at an exercise price of $24.44 per share, issuing $7.5 million of the Company's Series A Convertible Preferred Stock convertible into 281,250 shares of Common Stock and issuing a subordinated note for approximately $19.7 million with a 7% fixed interest rate maturing February 2000. The warrants and preferred stock were repurchased in June 1995 by the Company for $10 million and $7.5 million, respectively. Also in 1994 the Company paid $9.5 million for a 50% interest in the SIRMAC Group, made additional advances to the SIRMAC Group of $9.5 million, and acquired Nieman's for $1.2 million and payment of $5.3 million of Nieman's debt.

     The Company received $64.9 million from the issuance of 4,312,500 shares of Common Stock in June 1995, before related offering costs of $300,000. The proceeds were used to reduce revolving debt and repurchase $17.5 million of the preferred stock and stock warrants issued to PATC in the acquisition of Titan Tire (as discussed above).

     The Company received $58.1 million in proceeds from long-term debt incurred in 1995, including $37 million under its credit facility, $9.5 million from an Industrial Revenue Bond issued for the Greenwood facility and Steel Wheels' $8 million term loan from the Royal Bank of Scotland. The Company repaid debt totaling $97.5 million, which includes the repayment of the $74.5 million revolving credit balance.

     At December 31, 1995, the Company had cash and cash equivalents of $14.2 million, an increase of $7.0 million as compared to the prior year, as increases in net income and depreciation and decreases in accounts receivable and inventory more than offset decreases in the accounts payable and other current liabilities resulting in cash from operations of approximately $37.5 million. Depreciation and amortization expenses were $21.9 million and $1.5 million, respectively, in 1995 compared to $15.4 million and $2.0 million in 1994.

     Net cash provided by operating activities during the nine months ended September 30, 1996 increased to $46.8 million from $23.5 million in the nine months ended September 30, 1995. The increase was primarily due to increased net income before depreciation and amortization, decreases in accounts receivable and increases in other current liabilities. These amounts were partially offset by increases in inventory and decreases in accounts payable. Net income was also adjusted by the gain on sale of assets and the realignment costs to arrive at cash flows of a recurring nature.

     Net cash provided by financing activities during the nine months ended September 30, 1996 increased to $21.7 million from $12.7 million in the nine months ended September 30, 1995. In May 1996 the Board of Directors of the Company authorized the repurchase of up to 5 million shares of the Company's Common Stock in the open market, and during the nine months ended September 30, 1996 the Company repurchased $5.1 million of the Common Stock pursuant to such authorization. See Note H to the Company's Consolidated Condensed Financial Statements.

     The Company has historically paid quarterly dividends on its outstanding shares of Common Stock. Dividend payments totaled approximately $0.4 million, $1.0 million and $1.4 million during 1994, 1995 and 1996, respectively. The Bank Credit Facility and the Indenture governing the Notes both generally permit the Company to pay dividends, subject to certain limitations. The Company has funded its payment of dividends through internally generated cash flow.

     In 1993 the Company issued $103.5 million of its 4 3/4% Notes. In 1995 and the first three quarters of 1996, $18.2 million of the Notes were converted into shares of the Company's Common Stock. In the fourth quarter of 1996, the Company redeemed $28.7 million principal amount of the 4 3/4% Notes and the remaining $56.6 million principal amount were converted into 4,530,240 shares of the Company's Common Stock. The cash redemption required a one time charge of $1.3 million related to the redemption of the 4 3/4% Notes. The Company funded the redemption of a portion of the 4 3/4% Notes through borrowings under the Bank Credit Facility.

     Other than in connection with certain foreign acquisitions and other limited circumstances, the Company generally does not engage in derivatives activity or purchase interest rate or currency hedge agreements.

     The Company is subject to various federal, state, local and foreign environmental laws and regulations in the jurisdictions in which it operates. The Company does not currently anticipate any material adverse effect on its operations or financial condition as a result of its efforts to comply with, or its liabilities under, environmental laws. The Company does not currently anticipate any material capital expenditures for environmental control facilities. Some risk of environmental liability is inherent in the Company's business, including with respect to Company facilities that have been used for industrial purposes for a period of decades, and there can be no assurance that material environmental costs will not arise in the future. In particular, the Company might incur capital, remediation and other costs to comply with increasingly stringent environmental laws and enforcement policies. Although it is difficult to predict future environmental costs, the Company does not anticipate any material adverse effect on its operations, financial condition or competitive position as a result of future costs of environmental compliance.

     The Company expects to continue to have significant liquidity requirements. In addition to working capital needs and capital expenditures, the Company will have increased cash requirements for debt service. The Company expects that cash on hand (including the anticipated proceeds of the Notes offered hereunder), anticipated internal cash flows and utilization of available borrowing under the Bank Credit Facility will provide sufficient liquidity for working capital needs, debt service (including payment of interest on the Notes), capital expenditures and acquisitions for the foreseeable future. As the Company's debt (including debt under the Bank Credit Facility and the Notes) matures, the Company may need to refinance such debt. There can be no assurance that such debt will be refinanced on terms acceptable to the Company.

NEW ACCOUNTING STANDARDS

     In 1996 the Company adopted the following new accounting standards:

     SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," effective for Titan for the year ending December 31, 1996, establishes standards for the impairment of long-lived assets, certain identifiable intangibles and goodwill related to those assets to be held and used and those to be disposed of. SFAS 121 did not have a material impact on Titan's financial condition or results of operations.

     SFAS 123, "Accounting for Stock-based Compensation," which defines the fair value based method of accounting for stock option, purchase and awards plans. SFAS 123 allows companies to use the fair value method defined in the Statement or to continue use of the intrinsic value method as outlined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB
25). The Company adopted the disclosure provisions of SFAS 123; therefore, the Statement did not have an impact on the Company's financial position or results of operations.

FORWARD-LOOKING STATEMENTS

     This Prospectus contains forward-looking statements, including statements regarding, among other items, (i) anticipated trends in the Company's businesses, (ii) future expenditures for capital projects, (iii) the Company's ability to continue to control costs and maintain quality, (iv) the Company's business strategies, including its intention to introduce new products and (v) the Company's intention to consider and pursue acquisitions. These forwardlooking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. Actual results could differ materially from these forward-looking statements as a result of the factors described in "Risk Factors" including, among others, (i) changes in the Company's end-user markets as a result of economic or regulatory influences or (ii) changes in the competitive marketplace, including new products and pricing changes by the Company's competitors. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained in this Prospectus will in fact transpire.

                                    BUSINESS

GENERAL

     Titan is a leading global manufacturer of steel wheels and tires for off-highway vehicles used in the agricultural, consumer products (including recreational trailers, ATVs and grounds care vehicles), earthmoving/construction and military markets. The Company generally manufactures both the wheels and tires for these vehicles and increasingly provides the value-added service of assembling the completed system. The Company offers a broad range of over 25,000 different products that are manufactured in relatively short production runs and must meet OEM specifications. The Company believes, based upon current industry revenue data, that it is the largest agricultural wheel producer and the third largest agricultural tire manufacturer in North America. Agricultural sales in the aggregate accounted for approximately 44% and 47% of the Company's net sales for the year ended December 31, 1995 and the latest twelve months ended September 30, 1996, respectively. The Company's net sales for the year ended December 31, 1995 and the latest twelve months ended September 30, 1996 were approximately $623.2 million and $648.3 million respectively. The Company's EBITDA for the year ended December 31, 1995 and for the latest twelve months ended September 30, 1996 were $98.8 million and $103.7 million, respectively.

BUSINESS HISTORY

     In early 1983, Firestone Tire & Rubber Co. closed its Electric Wheel Company subsidiary, located in Quincy, Illinois, which had been engaged in the manufacture of steel wheel and rim products, primarily in the agricultural and construction industries, since the 1890's. In March 1983, the assets of the then closed Electric Wheel Company were acquired by the Company (then a newly formed entity known as Can-Am Industries Incorporated) under the direction of Maurice
M. Taylor, the Company's current President and Chief Executive Officer. Operations re-commenced in Quincy, Illinois two months later.

     In 1986, when Goodyear Tire & Rubber Co. decided to exit its agricultural steel wheel and rim business, Titan Proform, Ltd. ("Titan Proform") purchased and installed the Goodyear rim line at its Toronto, Ontario facility and the Company purchased and installed the Goodyear equipment to manufacture "power adjust" wheels at its Quincy, Illinois facility. In 1988, the Company purchased certain assets of the French & Hecht agricultural steel wheel and rim business and commenced operations at the facility located in Walcott, Iowa. In 1990, Titan was acquired in a management-led buyout by investors including Mr. Taylor and MascoTech, Inc. Immediately thereafter, Titan purchased certain assets of Titan Proform.

     The Company completed the initial public offering of its Common Stock in 1993. Since 1993, through a series of nine strategic acquisitions, the Company has broadened its basic steel wheel manufacturing business into tire manufacturing and tire and wheel assemblies and has expanded geographically into Europe. The following is a summary of these acquisitions:

         DATE OF ACQUISITION                 NAME AND PRINCIPAL BUSINESS OF ACQUIRED COMPANY
         -------------------                 -----------------------------------------------
February, 1993.......................  Automotive Wheels, Inc., a manufacturer of steel and aluminum rims which are sold to manufacturers of specialty wheels for the automobile and light truck after-market and wheels for sale to OEMs in the North American automobile
                                       industry.
November, 1993.......................  Dyneer Corporation, a manufacturer of wheels and tires for lawn and garden equipment, recreational and industrial
                                       trailers, ATVs, and farm and industrial equipment.
November, 1993.......................  TD Wheels of Virginia, Inc., a manufacturer of construction and mining equipment wheels.
January, 1994........................  Nieman's Limited, a national distributor of tires, wheels and axle assemblies and component parts to recreational and industrial trailer OEMs.

         DATE OF ACQUISITION                 NAME AND PRINCIPAL BUSINESS OF ACQUIRED COMPANY
         -------------------                 -----------------------------------------------
July, 1994...........................  Titan Tire, a manufacturer of tires for agricultural and light truck vehicles, enabled the Company to offer tires and to provide the value-added service of wheel and tire
                                       assemblies.
November, 1994.......................  50% of SIRMAC Officine Meccaniche SpA ("SIRMAC") and Siria
                                       Officine Meccaniche SpA ("Siria" and, together with SIRMAC, the "SIRMAC Group") which are major European manufacturers of steel wheels for the off-highway wheel markets and other specialty products.
February, 1995.......................  Steel Wheels, a Kidderminster, England manufacturer of steel wheels principally for the earthmoving/construction market.
December, 1995.......................  Grasdorf Titan GmbH ("Titan GmbH"), a German manufacturer of steel wheels and rims for the earthmoving and agricultural equipment markets.
July, 1996...........................  Remaining 50% of the SIRMAC Group.
December, 1996.......................  Titan France, a French manufacturer of wheels and rims for the French and European off-highway wheel markets.

     In the second and third quarters of 1996, respectively, Titan sold the assets of its subsidiary, Automation International, Inc. ("Automation"), and of its Tractech division. These divestitures were made pursuant to Titan's strategy to shed non-core businesses and concentrate its resources on tire and wheel manufacturing for off-highway markets. Automation produced automated welding equipment and had net sales in 1995 of $6.1 million; Tractech manufactured mechanical differentials, clutches and brakes and had net sales in 1995 of $26.4 million.

     Titan is currently constructing a new off-highway tire plant in Brownsville, Texas, which will be the first new agricultural tire plant constructed in the United States since the early 1960's. The plant, which will significantly increase the Company's production capacity, should be operational in late 1997 or early 1998.

COMPETITIVE STRENGTHS

     Strong Market Position. The Company has achieved strong positions in both the domestic and European markets for each of its major product categories. Titan's ability to offer a broad range of different products has increased the Company's visibility both in the United States and in Europe and has enhanced the Company's ability to cross-sell its products and consolidate its market positions. Innovative marketing programs have strengthened Titan's market image, and the Company's widening distribution network is reaching increasing numbers of customers in the after-market. Years of product design and engineering experience have enabled the Company to improve existing products and develop new ones that have been well received in the marketplace. In addition, Titan believes that it has benefitted from significant barriers to entry, such as the substantial investment necessary to replicate Titan's manufacturing equipment and numerous tools and dies.

     Cost-Effective Manufacturing Facilities. The Company believes it enjoys low costs of production relative to the industry as a whole due to its workforce and production facilities. Titan's employees receive continuing training to sharpen their efficiency and flexibility and the Company's comprehensive maintenance program enables it to utilize its production capabilities to maximum advantage. Completion of Titan's new tire manufacturing facility in Brownsville, Texas will enhance the Company's ability to shift production loads and will provide greater flexibility in meeting output schedules to meet customer demands.

     Geographic Diversity/Global Presence. The Company has established a strong presence in North America and Europe, with manufacturing facilities in the United States, the United Kingdom, France, Germany and Italy. International sales for the year ended December 31, 1995 and the nine months ended September 30, 1996 accounted for 16% and 22%, respectively, of the Company's aggregate net sales for these periods. The Company's European facilities are located in the four countries that in the aggregate account for a significant majority of the European market for off-highway wheels and tires. Titan believes that there will be opportunities to expand sales of its agricultural wheel and tire products to European OEMs and to Titan's existing North American OEM customers for export to Europe and for their European operations.

     Proven Track Record of Integrating Acquired Assets. The Company maintains a highly disciplined approach in evaluating prospective acquisitions, focusing on opportunities to improve and complement existing products, establishing a broader market presence and consolidating its engineering, manufacturing and market activities, while striving to acquire assets which have been inefficiently utilized or ineffectively managed. By integrating acquired assets with the Company's existing operations, reducing costs of operation and achieving economies of scale, the Company has rapidly improved earnings and cash flows of the majority of its acquired companies. Generally, the Company's acquisitions have allowed it to: (i) expand its market and geographic reach;
(ii) enter the market for assembled wheels and tires, a market in which margins are greater than markets for wheels and rims alone; (iii) substantially increase its penetration of the after-market for wheels and tires (which market for tires is larger and less cyclical than the OEM market); (iv) improve significantly the operating efficiencies of its acquired assets and its manufacturing facilities; and (v) improve its ability to service its customers' needs on a timely basis.

BUSINESS STRATEGY

     Titan's business strategy is to increase its penetration of the after-market for tires and wheels, increase its penetration of European and possibly other global markets, focus on possible additional strategic acquisitions, continue to improve its operating efficiencies and continue its emphasis on new product development.

     Increase After-Market Tire and Wheel Business. Titan has concentrated on increasing its penetration of the tire and wheel after-markets. These after-markets offer higher profit margins and the tire after-market is larger and somewhat less cyclical than the OEM market. The Company estimates that sales in the tire and wheel after-markets represented approximately 14% and 8%, respectively, of the Company's net sales for the first nine months of 1996. Titan intends to continue to devote its resources to future growth in the tire and wheel after-markets.

     Expand European Markets. Titan currently manufactures wheels for sale to European OEMs in the agricultural and the earthmoving/construction off-highway markets. The Company has established a significant presence in Europe, including the following four markets: the United Kingdom, France, Germany and Italy. A primary motivation for the Company's entry into European markets is its desire to serve the worldwide needs of its major United States OEM customers, many of which have substantial business in Europe. Additionally, the Company believes that, due to the removal of trade barriers in the European Union and political changes in Eastern Europe, the average size of farms in Europe is likely to increase and, as a result, the average size of farm vehicles used in Europe will increase. Because larger farm vehicles utilize larger and a greater number of wheels and tires similar to those produced in the United States, Titan believes that there will be opportunities to expand sales of its agricultural wheel and tire products to European OEMs and to Titan's existing North American OEM customers for export to Europe and for their European operations.

     Explore Additional Strategic Acquisitions. Titan believes that its expertise in the manufacture of steel wheels has permitted it to take advantage of opportunities to acquire businesses in the United States and Europe that complement this product line, including companies engaged in the tire market and ultimately companies with wheel and tire assembly capabilities. The broadening of Titan's business may permit it to make additional strategic acquisitions in the future. Although the Company continuously reviews opportunities and has discussions with various parties, it has no acquisition agreements at the present time.

     Improve Operating Efficiencies. The Company continually works to improve the operating efficiency of its acquired assets and its manufacturing facilities. With each acquisition, Titan integrates each facility's strengths, often transferring equipment and business to the facilities that are best equipped to handle the work. This provides capacity to increase utilization and spread operating costs over a greater volume of products. Titan is also continuing a comprehensive program to refurbish, modernize and computerize its equipment. Titan has also centralized and streamlined its inventory controls, instituting a "just-in-time" system of providing raw materials to its manufacturing units. These efforts have led to improved management of order backlog and have substantially improved the Company's ability to respond to customer orders on a timely basis. The Company is continually evaluating opportunities to improve its operating efficiency. The Company is ISO 9000 certified at two of its wheel manufacturing facilities, evidencing its conformance to internationally recognized standards of management and quality assurance.

     Improve Design Capacity and Increase New Product Development. Equipment manufacturers constantly face changing industry dynamics. Titan directs its business and marketing strategy to understanding all of its markets, addressing the needs of its customers and demonstrating the advantages of its products. In particular, the Company often participates with its customers in the design of new and upgraded products. Titan will from time to time recommend modified products to its customers based on Titan's own market information and research and development. The Company's engineering and research and development staffs test new designs and technologies, developing new methods of manufacturing to improve product quality and performance. These value-added services enhance the Company's relationship with its customers. The Company has spent in excess of $2 million annually on research and development for the fiscal years ending December 31, 1994, 1995 and 1996, and has introduced more than 2,000 new products in those years. The Company believes that its performance orientation provides Titan with a competitive advantage in the global marketplace.

PRODUCTS AND MARKETS

     The Company's product line includes a wide range of steel wheels and rims and agricultural, industrial and specialty tires. The Company's sales are divided into five major markets: Agricultural Equipment, Consumer Products, Earthmoving/Construction, Engineered Products and Military Products. The following table sets forth, for the periods indicated, the approximate relative contribution to Titan's net sales of the products indicated below. The majority of the Company's Engineered Products divisions were divested in 1996.

                                                                                          NINE MONTHS
                                                                                             ENDED
                                                        YEAR ENDED DECEMBER 31,          SEPTEMBER 30,
                                                       --------------------------       ---------------
                                                       1993       1994       1995       1995       1996
                                                       ----       ----       ----       ----       ----
Agricultural.........................................    50%        38%        44%        44%        47%
Consumer.............................................    16         34         27         29         25
Earthmoving/Construction.............................    22         19         22         21         23
Engineered Products..................................     4          6          6          5          4
Military.............................................     8          3          1          1          1
                                                        ---        ---        ---        ---        ---
  Total..............................................   100%       100%       100%       100%       100%
                                                        ===        ===        ===        ===        ===

     AGRICULTURAL MARKET

     Titan sells agricultural wheels, rims and tires to OEMs and to after-market distributors. These wheels, rims and tires are manufactured by Titan for installation on various agricultural and forestry equipment, such as tractors, combines, skidders, plows, planters and irrigation equipment. The wheels and rims range in diameter from 4" to 54," with the 54" diameter being the largest agricultural wheel manufactured in North America. Basic configurations are combined with other features (such as different centers and a wide range of material thicknesses) allowing the Company to offer the broadest line of different product models to meet customer specifications. The agricultural tires range in diameter from 8" to 46" and in width from 4.80" to 30.5." The Company offers the added value of a wheel and tire assembly to many of its customers. The after-market tires are currently marketed through a network of more than 1,500 independent distributors and twelve of its own distribution centers. The Company is building a tire manufacturing plant in Brownsville, Texas to meet the growing demand of the agricultural tire after-market.

     CONSUMER MARKET

     Titan's consumer products division manufactures a variety of products. The Company held a significant share of the boat/marine trailer market in the United States in 1995 and the first nine months of 1996, supplying wheel and tire assemblies, brakes and actuators. Titan also supplied a substantial share of the wheel and tire assemblies for the utility and camping trailer markets in the United States in 1995 and the first nine months of 1996. The Company anticipates future growth in these markets with the focus on value-added wheel and tire assemblies. Additionally, the Company believes it will increase its market share through the introduction of new products in 1997.

     Other markets served by Titan within the consumer products division include the trailer and lawn and garden markets. In addition, the Company currently produces specialty automotive wheels and light truck tires. In 1996, Titan introduced its new line of rolled rims to complement its existing wheel and tire products for the lawn and garden and ATV markets. Titan will produce a new line of smaller diameter rolled rims for the lawn and garden market at its new wheel making facility in Greenwood, South Carolina.

     EARTHMOVING/CONSTRUCTION MARKET

     Titan manufactures wheels and rims for various types of earthmoving, mining and construction equipment, including cranes, graders and levelers, scrapers, self-propelled shovel loaders, load transporters and haul trucks and back-hoe loaders. These wheels and rims range in diameter from 20" to 57" (with the 57" diameter being the largest earthmoving/construction wheel manufactured in North America), in width from 8" to 44", and in weight from 125 lbs. to 6,300 lbs. The Company currently produces a limited range of tires for the earthmoving/construction market. The Company believes that it provides its customers with the broadest range of earthmoving/construction wheels and rims available in the world, manufacturing a significant variety of wheels, rims and components for earthmoving/construction applications. The majority of the earthmoving/construction products produced by Titan are sold directly to OEMs. The earthmoving/construction tire market is an area of expansion in which the Company can offer the added value of a wheel and tire assembly.

     ENGINEERED PRODUCTS MARKET

     Assets of Automation and the Tractech division, which represented a majority of the Company's engineered products sales, were divested in 1996 in a continuing effort to focus on the Company's core business. The Company still maintains some operations in the engineered products area.

     MILITARY PRODUCTS MARKET

     The Company manufactures various wheels and rims for the U.S. Government, principally for certain military vehicles (such as trucks, tanks and personnel carriers). This business is cyclical, depending largely on defense spending, which has been cut drastically in the last few years. The current political climate, encouraging downsizing of government spending, has caused a marked reduction in purchasing requirements for spare parts as well as a reduction of new programs. While the Company believes that this trend will affect Titan's wheel sales in the military market for 1997 and beyond, the military tire market provides modest growth opportunities in which the Company has and will continue to offer the added value of a wheel and tire assembly.

CUSTOMERS

     Titan's major OEM customers include Deere, Case, New Holland and CAT in the agricultural and off-highway construction markets and Deere, Bayliner and Polaris in the consumer products market. In 1995, Titan sold its products to over 8,000 customers compared to 900 customers in 1992. Titan's ten largest customers accounted for approximately 42% of net sales for each of the year ended December 31, 1995 and the nine months ended September 30, 1996. For the nine months ended September 30, 1996, Deere accounted for approximately 13% of the Company's net sales compared to 12% for the year ended December 31, 1995.

No other customer represented more than 10% of the Company's net sales during 1995 or the nine months ended September 30, 1996.

     The Company has supply arrangements with Deere, New Holland, Komatsu-Dresser Co. and others. Sales pursuant to these arrangements aggregated approximately 36%, 14% and 16% of Titan's net sales for the years ended December 31, 1993, 1994 and 1995, respectively. This trend reflects the Company's significant increase in customer base and a broadening of the Company's markets. The Company's supply arrangements generally provide for an adjustment in the sale price of Titan's products based upon changes of a specified amount in the cost of materials, provide for a sharing between Titan and the customer of any cost reductions resulting from design or manufacturing changes and are subject to termination provisions. The Company does not believe that these provisions in its supply arrangements with its OEM customers or its other arrangements with its OEM customers have had or will have a material effect on its profitability. With the exception of certain tire arrangements, no arrangements provide for a minimum or maximum volume requirement, except that, subject to the preceding sentence, to the extent a product is specified and manufactured by Titan pursuant to its arrangement with the customer, the customer is generally obligated to purchase all of its requirements for such product from the Company.

MARKETING & DISTRIBUTION

     Titan has an internal sales force comprised of approximately 25 employees, and also utilizes several manufacturing representative firms for sales to OEMs in the United States. European sales and marketing is led by a director with Company sales representatives located in the countries in which Titan conducts business. Titan believes European sales efforts are enhanced when sales representatives sell primarily within their native countries. The sales force includes employees in the United Kingdom, France, Germany and Italy.

     Titan distributes wheels and tires directly to OEMs. In the after-market, Titan distributes wheels and tires through its own distribution centers and distributes tires primarily through a network of more than 1,500 independent distributors. Titan's distribution network consists of twelve facilities which are strategically located throughout North America and Europe. Sales made directly to OEMs represent approximately 60% of total sales, with the balance made to after-market distributors for sale to end-users. The majority of after-market sales are made through its independent tire distribution network. The Company seeks to maintain a sufficient level of work-in-progress inventory to insure its ability to respond to customer needs in a timely manner.

OPERATIONS

     Wheel Manufacturing Process. Most agricultural steel wheels are produced using a rim and a wheel center. A rim is produced by first cutting large steel sheets to required width and length specifications. These steel sheets are rolled and welded to form a circular rim, which is flared and formed in the rollform operation. The majority of wheel centers are manufactured using presses that both blank and form the center to specifications in multiple stage operations. The Company has the capability in each facility to paint the wheel using an electrostatic process prior to application of the final top coating.

     Earthmover/construction steel wheels are manufactured principally from hot rolled steel sections. This process is used because the high load bearing capacity of these wheels requires rim thicknesses which are beyond the capability of cold-rolling. Rims are built up from a series of hoops which are welded together to form a rim base. The complete rim is made from either three or five separate parts which then lock together after the rubber tire has been fitted to the wheel and inflated.

     Smaller wheels (usually 12" or less in diameter), of which the majority are manufactured for consumer markets, are manufactured by a process in which half-wheels are press-formed, then two of these half-wheel stampings are welded together to form a complete wheel. The wheel assembly is then painted, generally on automated electrostatic painting equipment. Generally, for larger wheels (12" or more in diameter) manufactured for consumer markets, the Company manufactures rims and centers, welds the rims to the centers and paints the assembled product.

     Due to the wide variation of applications of the Company's products, engineering requirements often specify wheels having as many as five separate components. Titan manufactures each of the components specified and then assembles them into a finished product.

     Tire Manufacturing Process. Tires are produced by mixing rubber and other raw materials and chemicals to form a rubber compound. The compound is extruded into tread and sidewall stock, mixed with wire strands to make the bead and mixed with steel or fabric to produce the ply. Next, the tread, sidewall, bead and plies are assembled into a green tire (uncured). Then the green tire is put into a press which molds the tire under temperature and pressure into a finished cured tire.

     Quality Control. During the entire production process, inspections are performed continuously by production employees to ensure high product quality. The Company has quality control testing capabilities, such as radial fatigue testing, metallurgical analysis, physical property analysis, salt spray testing and other related testing. Titan's manufacturing employees are trained in Statistical Process Control, the periodic testing of products.

     Engineering/Research & Development. Supported by computer-aided design
(CAD), computer-aided manufacturing (CAM) and finite element techniques, Titan's engineering and research and development staff continually investigates and tests new designs and technologies, and develops new methods of manufacturing to improve product quality and performance. To ensure the durability and longevity of wheel products, the Company performs radial fatigue tests that put prototypes through a minimum of 1 million cycles at 1.6 times the rated load before they reach the manufacturing stage.

     The Company's research and development activities have resulted in new product innovations for the wheel industry. In 1996, Titan introduced a number of new products that expanded its product mix, including the AERO 6000(TM) actuator, the Titan ST line of trailer wheels and tires, new lines of ATV wheels and tires and the Powerdyne braking system.

     Titan has also initiated the development and production of new tire lines, including Skidmaster, HD2000 and Supertrac II, used on skid steer vehicles and lawn and garden tractors, respectively. These products offer customers improved wear, endurance, traction and reduced turf damage and have been well received in the marketplace.

     Materials. The primary raw materials used by the Company are steel and rubber. Due to demand/capacity issues in the steel industry, steel procurement planning and execution are paramount. To ensure a consistent steel supply, Titan purchases basic steel from key steel mills and maintains relationships with steel processors for steel preparation. The Company is not dependent on any single steel producer for its supply of steel. As is customary in the industry, the Company does not have long-term contracts for the purchase of steel and, therefore, its purchases are subject to fluctuation in the price of steel. Rubber and raw materials for tire manufacture are the Company's second largest commodity expense. The Company buys rubber on the spot markets, where there are numerous sources of supply. As the Company continues to grow, additional commodities/services are being contracted to secure better pricing on purchased items. Commodities or services that are significant include freight, paints/coatings, welding materials, fasteners, systems software and hardware, material handling equipment, tooling and manufacturing equipment. In addition to the development of key suppliers domestically, the Company's strategic procurement plan includes international sourcing to assure competitive price and quality in the global marketplace.

     Backlog/Firm Orders. As of December 31, 1996, Titan estimates that it had $205.6 million in firm orders compared to $171.8 million at December 31, 1995. Orders are considered firm if the customer would be obligated to accept products covered thereby if manufactured and delivered pursuant to the terms of such orders. Firm order backlog has increased due to recent acquisitions and growth in existing operations. The Company believes that the majority of its current backlog orders will be filled during the current fiscal year.

COMPETITION

     The Company's wheel and tire businesses compete with several international and domestic competitors, some of whom are larger and have greater financial resources than Titan.

     In the wheel business, the Company competes primarily on the basis of price, quality, customer service, design capability and delivery time. The Company believes that it is the primary source of steel wheels and rims to the majority of its North American customers in the agricultural and earthmoving/construction markets. In North America, Titan's major competitors in the agricultural wheel market include GKN Wheels, Ltd. ("GKN"), Armstrong Rim and Wheel Co., and US Rim, while its major competitors in the earthmoving/construction wheel market are GKN and Topy Industry, Ltd.

     In the tire business, Titan competes primarily on the basis of price, quality, customer service, and the added value of wheel and tire assembly distribution. Main competitors include Goodyear Tire & Rubber Co., Bridgestone-Firestone, Carlisle Companies, Inc. ("Carlisle") and Chen Shin Rubber Industries, Inc. ("Chen Shin"). The agricultural smaller diameter tire market has become more competitive over the last few years with more foreign competitors moving into the North American market.

     While the consumer products market for both wheels and tires is price sensitive, this sensitivity is offset by the demand for quality products. The Company continues to increase its product base in the consumer products market which has increased the competitiveness of its products. The top wheel competitors in the consumer products market include Carlisle, Tredit Tire and Wheel Company, Inc. and City Machine and Wheel Company, Inc. The top competitors in the consumer products market for tires are Carlisle, Chen Shin and Duro. The consumer small diameter tire market in North America is highly competitive due to numerous foreign competitors.

EMPLOYEES

     At December 31, 1996, the Company employed approximately 4,100 people in the United States and Europe. Approximately 31% of the Company's employees in the United States are covered by three collective bargaining agreements which expire before the year 2000. The majority of employees at Titan's foreign facilities are represented by collective bargaining agreements.

     From time to time participants in the wheel and tire industry, including the Company, have experienced strikes and other labor disturbances. The Company believes that all relations with its employees are good.

PATENTS AND TRADEMARKS

     The Company owns numerous United States and foreign patents and trademarks and continues to apply for patent protection for many of its new products. While it considers that its patents are significant to the operations of its business, Titan does not consider any one of them to be of such importance that its expiration could materially affect its business.

ENVIRONMENTAL REGULATION

     The Company is subject to various federal, state, local and foreign environmental laws and regulations in the jurisdictions in which it operates. The Company does not currently anticipate any material adverse effect on its operations or financial condition as a result of its efforts to comply with, or its liabilities under, environmental laws. The Company does not currently anticipate any material capital expenditures for environmental control facilities. Some risk of environmental liability is inherent in the Company's business, including with respect to Company facilities which have been used for industrial purposes for a period of decades, and there can be no assurance that material environmental costs will not arise in the future. In particular, the Company might incur capital, remediation and other costs to comply with increasingly stringent environmental laws and enforcement policies. Although it is difficult to predict future environmental costs, the Company does not anticipate any material adverse effect on its operations, financial condition or competitive position as a result of future costs of environmental compliance. For a description of an environmental proceeding involving a subsidiary of the Company, see "-- Legal Proceedings."

PROPERTIES

     The Company and its subsidiaries maintain 36 facilities located in the United States, United Kingdom, Italy, France and Germany for manufacturing and warehousing/distribution. The facilities in the aggregate contain over 7.3 million square feet, 5.5 million square feet of which are used for manufacturing, 1.7 million square feet for warehousing and distribution and the balance for administrative and sales offices. Nineteen of the facilities are leased and 17 are owned. The Company believes that with the addition of its Brownsville facility, its properties will be adequate to support its operations for the foreseeable future.

LEGAL PROCEEDINGS

     Dico, Inc. EPA Matters. Dico, Inc. ("Dico"), one of the Company's subsidiaries, and five major oil and chemical companies were named as potentially responsible parties in connection with contaminants found at one of Dico's facilities (the "Site"). The contaminants were found in the groundwater and certain buildings located on the Site. Dico has constructed a groundwater extraction and treatment system to restore use of affected groundwater.

     Of the total estimated costs to be incurred in connection with the clean up of the Site, $4.8 million was paid in 1994, $0.6 million in 1995 and $0.7 million in 1996. Management believes that the remaining accrual of $5.5 million at December 31, 1996 is adequate for remaining costs to be incurred related to the environmental matter. Dico is attempting to recover its costs from certain of its insurers and other potentially responsible parties.

     PATC Matter. In December 1995, PATC commenced litigation against the Company on contractual matters relating to the purchase of Titan Tire. The Company, in December 1995, also commenced litigation against PATC on contractual matters related to such acquisition. Titan believes that these actions will not have a material adverse effect on the financial condition or results of operations of the Company.

     General. The Company is also a party to several routine legal proceedings arising out of the ordinary course of its business. Titan believes that none of these actions, individually or in the aggregate, will have a material adverse affect on its financial condition or results of operations.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The executive officers and directors of the Company are as follows:

                   NAME                         AGE                        POSITION(S)
                   ----                         ---                        -----------
Maurice M. Taylor, Jr. ...................      52       President and Chief Executive Officer and a
                                                         Director
Michael R. Samide.........................      52       Vice President and Chief Operating Officer
Kent W. Hackamack.........................      38       Vice President of Finance and Treasurer
Cheri T. Holley...........................      49       Vice President, Secretary and General Counsel
Erwin H. Billig...........................      70       Chairman of the Board
Edward J. Campbell........................      69       Director
Richard M. Cashin, Jr. ...................      44       Director
Albert J. Febbo...........................      58       Director
Anthony L. Soave..........................      57       Director

     Maurice M. Taylor has been the President and Chief Executive Officer and a director of the Company since 1990, when Titan was acquired in a management-led buyout by investors, including Mr. Taylor. Prior thereto, Mr. Taylor had a significant role in the development of the Company.

     Michael R. Samide, age 52, joined the Company as Vice President and Chief Operating Officer in November of 1993, following Titan's acquisition of Dyneer Corporation in 1993. Mr. Samide served as the President and Chief Executive Officer of Dico, Inc., a division of Dyneer. Prior to his work with Dico, he was President and CEO of the New Hampshire Ball Bearing Corporation for a number of years.

     Kent W. Hackamack served as Corporate Controller of the Company from May 1994 to December 1996, was appointed Treasurer in November 1994 and Vice President of Finance in December 1996. Prior to joining the Company, Mr. Hackamack served from 1990 to 1994 as the International Audit Manager for Pool Energy Services Co. of Houston, Texas, addressing foreign operations accounting and auditing issues.

     Cheri T. Holley joined the Company in March 1994 as General Counsel. In November 1994 she was named Secretary of the Company and in December 1996 she was appointed Vice President. Before joining the Company, she was in private practice specializing in corporate and environmental law for a number of years. Prior to entering private practice, Ms. Holley had fifteen years of management experience.

     Erwin H. Billig has been Vice Chairman of MascoTech (a manufacturer of transportation, architectural and other industrial products) since October 1992, and served as the President and Chief Operating Officer of MascoTech from 1986 to September 1992. Mr. Billig is also a director of MascoTech and of Etico Ltd. Mr. Billig has been Chairman of the Board of the Company since 1992.

     Edward J. Campbell, now retired, was employed for 27 years by Tenneco. He spent 13 of those years as President of Newport News Shipbuilding Company and 14 years at JI Case, three of those (1992-94) as President. Mr. Campbell has been a director of Global Marine, Inc. and Zurn Industries. Mr. Campbell has been a director of the Company since February 1995.

     Richard M. Cashin, Jr. is the President of Citicorp Venture Capital, Ltd., and has been employed by Citicorp Venture Capital since 1980. Mr. Cashin is also a director of Levitz Furniture Co., the Hoover Group, Cable Systems International, and Delco Remy America. Mr. Cashin has been a director of the Company since 1994.

     Albert J. Febbo is the Vice President of Corporate Marketing for the General Electric Corporation where he has held executive positions since March 1987. Mr. Febbo has been a director of the Company since 1993.

     Anthony L. Soave is the President, Chief Executive Officer and founder of Detroit based City Management Corporation, an integrated environmental service company operating nationwide. Mr. Soave has been a director of the Company since 1994.

     The Company's Bylaws provide for three classes of directors of approximately equal numbers designated as Class 1, Class 2 and Class 3. Each director is elected for a three year term and the term of each class expires in a different year. Messrs. Taylor and Campbell are Class 1 directors (whose terms expire in 1998), Messrs. Cashin and Febbo are Class 2 directors (whose terms expire in 1999) and Messrs. Billig and Soave are Class 3 directors (whose terms expire in 1997).

DIRECTORS' FEES

     Titan pays its non-employee directors a fee of $500 for each Board or committee meeting attended. Titan also reimburses out-of-pocket expenses related to the directors' attendance at such meetings. In addition, in March 1994 the Board adopted the 1994 Non-Employee Director Stock Option Plan (the "Director Plan") to provide for grants of stock options as a means of attracting and retaining highly qualified independent directors for the Company. No more than 225,000 shares of the Company's Common Stock may be issued under the Director Plan. Options granted under the Director Plan totaled 36,000 during 1995 and 45,000 during 1996. The options granted in 1995 and 1996 are exercisable at a price of $11.11 and $16.00 per share, respectively, and expire 10 years from the date of grant. Such options vest and become exercisable immediately. In addition, Titan pays Mr. Billig, the Chairman of the Board, an annual fee of $100,000 to carry out his responsibilities which include significant operational matters, as well as corporate development matters. The Company does not have any other consulting contracts or arrangements with any of its directors.

COMMITTEES

     The Board of Directors has established the following committees of the
Board: (i) Audit and Oversight Committee (consisting of Messrs. Cashin, Febbo, Soave and Campbell), (ii) Compensation Committee (consisting of Messrs. Billig, Cashin, Febbo, Soave and Campbell) and (iii) Executive Committee (consisting of Messrs. Billig, Cashin, Soave and Taylor). The Company does not have a standing nominating committee. The Board of Directors selects nominees for election as directors.

     The Audit and Oversight Committee, which met three times in 1996, recommends to the Board independent auditors to perform audit and non-audit services, reviews the scope and results of such services, reviews with management and the independent auditors any recommendations of the auditors regarding changes and improvements in the Company's accounting procedures and controls and management's response thereto, and reports to the Board after each Audit and Oversight Committee meeting.

     The Compensation Committee, which met twice in 1996, reviews and recommends to the Board the salaries and all other forms of compensation of the Company's officers.

                             EXECUTIVE COMPENSATION

     The following Summary Compensation Table sets forth the compensation received by the Company's Chief Executive Officer and other executive officers whose aggregate annual salary and bonuses exceeded $100,000 during 1996.

                           SUMMARY COMPENSATION TABLE

                                                                        LONG TERM
                                                                      COMPENSATION
                                                                         AWARDS
                                                                     ---------------
          NAME AND PRINCIPAL                   ANNUAL COMPENSATION     SECURITIES
            POSITION AS OF                     -------------------     UNDERLYING       ALL OTHER
          DECEMBER 31, 1996             YEAR    SALARY     BONUS     OPTIONS/SARS(#)   COMPENSATION
          ------------------            ----    ------     -----     ---------------   ------------
Maurice M. Taylor, Jr. ...............  1996   $300,000   $300,000       37,500          $26,875(a)
President and Chief                     1995    300,000          0                         1,844(a)
  Executive Officer(b)                  1994    300,000    210,000                         1,500(a)
Michael R. Samide.....................  1996   $225,000   $225,000       14,070          $29,956(a)(c)
Vice President and                      1995    225,000          0                         9,495(a)
  Chief Operating Officer               1994    225,000    100,000                         7,012(a)
Cheri T. Holley.......................  1996   $125,000   $ 25,000        3,130          $18,545(a)
Secretary and                           1995    100,000     25,000                         7,586(a)
  General Counsel(b)                    1994     70,833     21,250                           425(a)
Kent W. Hackamack.....................  1996   $125,000   $ 25,000        3,130          $17,742(a)
Treasurer and Controller                1995     89,025     25,000                         6,475(a)
                                        1994     40,000     10,000                           400(a)

-------------------------
(a) Includes one or more of the following: 401(k) matching contribution, car allowance, life insurance, and vacation pay.
(b) The President and Secretary are brother and sister.
(c) Includes exercise of stock option.

OPTIONS GRANTED IN 1996:

     The following table summarizes options granted during 1996, and the values of options outstanding on December 31, 1996, for the executive officers named above.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

                                                                                  POTENTIAL REALIZABLE VALUE
                        NUMBER OF                                                   AT ASSUMED ANNUAL RATES
                        SECURITIES    PERCENT OF TOTAL   EXERCISE                 OF STOCK PRICE APPRECIATION
                        UNDERLYING      OPTIONS/SARS     OR BASE                      FOR OPTION TERM(B)
                       OPTIONS/SARS      GRANTED TO       PRICE        EXP.      -----------------------------
        NAME            GRANTED(A)       EMPLOYEES         $/SH        DATE           5%             10%
        ----           ------------   ----------------   --------      ----           --             ---
Maurice M. Taylor,
  Jr. ...............     37,500            32.7%         $16.00    Jan., 2006   $    412,356   $    1,013,506
Michael R. Samide....     14,070            12.3%         $16.00    Jan., 2006        154,716          380,267
Cheri T. Holley......      3,130             2.7%         $16.00    Jan., 2006         34,418           84,594
Kent W. Hackamack....      3,130             2.7%         $16.00    Jan., 2006         34,418           84,594
                          ------           -----          ------    ----------   ------------   --------------
All Shares
  Outstanding(c).....                                                            $716,127,269   $1,141,372,024

-------------------------
(a) All options were granted on January 30, 1996. Forty percent of the options will become exercisable on December 31, 1997 and an additional 20% will become exercisable on each of December 31, 1998, 1999 and 2000, respectively.
(b) Potential realizable value is based on the assumption that the Common Stock price appreciates at the annual rate shown (compounded annually) from the date of grant until the end of the ten-year option term. The numbers are calculated based on the requirements promulgated by the Securities and Exchange Commission. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised (if the executive were to sell the shares on the date of exercise) and there is no assurance that the value realized will be at or near the potential realizable value as calculated in this table.
(c) All shares outstanding represent the increase in total Company shareholder value if the stock price and assumed rates used in the stock option assumptions are achieved multiplied by the number of shares outstanding at the end of fiscal 1996 (26,526,992).

            AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND
                            FY-END OPTION/SAR VALUES

                                                            NUMBER OF SECURITIES
                                                           UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED IN-
                                   SHARES                  OPTIONS/SARS AT FISCAL      THE-MONEY OPTIONS/SARS
                                 ACQUIRED ON    VALUE            YEAR END(#)           AT FISCAL YEAR END ($)
             NAME                EXERCISE(#)   REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE
             ----                -----------   --------   -------------------------   -------------------------
Maurice M. Taylor, Jr..........         0          N/A          54,000/91,500              $88,560/88,560
Michael R. Samide..............     6,300      $28,838          11,250/32,520              $18,450/30,258
Cheri T. Holley................         0          N/A           1,280/ 5,050              $ 2,099/ 3,149
Kent W. Hackamack..............         0          N/A             968/ 4,582              $ 1,588/ 2,381

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The Compensation Committee of the Company is composed of Messrs. Billig, Cashin, Febbo, Soave and Campbell.

     City Environmental Contracting, a division of City Management Corporation, had two contracts in 1994 with Titan's Dico subsidiary to provide remediation services with respect to the removal, transportation and disposal of pesticide and herbicide residuals and related services at Dico's facility in Des Moines, Iowa. Work under the contracts was completed in 1994. The cost of service was $2.5 million. Anthony L. Soave, a director of Titan, is the sole shareholder, president, chief executive officer and a director of City Management Corporation.

     In 1996, the Company entered into a lease transaction with the General Electric Capital Corporation ("GECC") in connection with certain equipment valued at $1.9 million. Albert J. Febbo is a director of the Company and is Vice President of Corporate Marketing of General Electric Corporation, an affiliate of GECC.

     On September 30, 1996, the Company sold the assets of Tractech to a joint venture group and private investors, including Citicorp Venture Capital, Ltd. During the nine months ended September 30, 1996, Tractech contributed net sales of $18.4 million and net income of $0.8 million. Richard M. Cashin, Jr., a director of the Company, is the President of Citicorp Venture Capital, Ltd.

                           RELATED PARTY TRANSACTIONS

     The Company sells products to companies controlled by persons related to the Chief Executive Officer of the Company. During 1994, 1995 and 1996, combined sales to such companies approximated $3,355,000, $4,370,000 and $4,970,000, respectively. At December 31, 1994, 1995 and 1996 Titan had approximately $2,170,000, $1,998,000 and $2,396,000, respectively, of accounts receivable outstanding from those sales. Commissions paid to companies controlled by persons related to the Chief Executive Officer of the Company approximated $470,000, $920,000 and $1,041,000 for 1994, 1995 and 1996, respectively. These sales and commissions were made on terms no less favorable to Titan than terms that would have been available for comparable sales and commissions from unaffiliated third parties.

     The Company is a party to a registration rights agreement with MascoTech, Inc., a 5% shareholder of the Company. MascoTech has the right to demand on any one occasion that the Company register all of its shares for resale.

     The Company is also a party to a registration rights agreement with 399 Venture Partners, Inc., a 5% shareholder of the Company. 399 Venture Partners has the right to demand on any one occasion that the Company register all of its shares for resale. On June 14, 1994 the Company entered into a letter agreement with 399 Venture Partners whereby the Company awarded 320,535 shares of Common Stock in exchange for the termination of certain earnout rights which were granted in 1993 to the former shareholders of Dyneer.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth information regarding the beneficial ownership of the Company's Common Stock as of February 13, 1997 by (i) each person who is known by the Company to own beneficially more than 5% of the Company's Common Stock, (ii) each director and nominee for director, (iii) each of the named executive officers and (iv) all directors and executive officers as a group.

                                                                SHARES BENEFICIALLY OWNED
            NAME AND ADDRESS OF BENEFICIAL OWNER                NUMBER(A)       PERCENT(B)
            ------------------------------------                ---------       ----------
MascoTech, Inc..............................................    3,315,852          13.0%
  21001 Van Born Road
  Taylor, Michigan 48180
399 Venture Partners, Inc.,.................................    2,031,112           8.0%
  399 Park Avenue
  New York, New York 10043
Maurice M. Taylor, Jr.......................................    1,888,178(c,d)      7.4%
  2701 Spruce Street
  Quincy, Illinois 62301
Mellon Bank Corporation.....................................    1,665,000(e)        6.5%
  One Mellon Bank Center
  500 Grant Street
  Pittsburgh, Pennsylvania 15258
Erwin H. Billig.............................................       69,975(d)       *
Anthony L. Soave............................................       69,750(d)       *
Richard M. Cashin, Jr.......................................       65,179(d)       *
Albert J. Febbo.............................................       24,750(d)       *
Edward J. Campbell..........................................       11,250(d)       *
Michael R. Samide...........................................       11,250(d)       *
Cheri T. Holley.............................................        1,280(d)       *
Kent W. Hackamack...........................................          968(d)       *
All Executive Officers and Directors as a Group (9
  persons)..................................................    2,142,580(d)        8.4%

-------------------------
* Less than one percent.

(a) Except for voting powers held jointly with a person's spouse, represents sole voting and investment power unless otherwise indicated.

(b) As of February 20, 1997, 25,476,082 shares were outstanding. Common Stock not outstanding which can be acquired through the exercise of options within 60 days by a shareholder named in the table is deemed outstanding for the purpose of computing the percentage of outstanding Common Stock owned by such shareholder, but is not deemed outstanding for the purpose of computing the percentage of Common Stock owned by any other shareholder.

(c) Includes, 1,798,000 shares held jointly by Mr. Taylor and his wife as to which they share voting and dispositive power. Also includes 36,178 shares held by Mr. Taylor as to which he has sole voting and dispositive power.

(d) Includes shares subject to options exercisable within 60 days after February 24, 1997 as follows: Mr. Taylor, 54,000 shares; Mr. Billig, 24,750 shares; Mr. Soave, 24,750 shares; Mr. Cashin, 24,750 shares; Mr. Febbo, 24,750 shares; Mr. Samide, 11,250 shares; Mr. Campbell, 9,000 shares; Ms. Holley, 1,280 shares; Mr. Hackamack, 968 shares; all officers and directors as a group, 175,498 shares.

(e) Based on information contained in Schedule 13G of Mellon Bank dated January 28, 1997.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

     On September 30, 1996, the Company's total consolidated debt (including current maturities), after giving effect to the offering of the Notes and the application of net proceeds therefrom as described under "Use of Proceeds," the redemption of the 4 3/4% Notes and repayment of certain other indebtedness with borrowings under the Bank Credit Facility, was approximately $182.7 million. See "Capitalization."

BANK CREDIT FACILITY

     The summary of the Bank Credit Facility contained herein does not purport to be complete and is qualified in its entirety by reference to the provisions of the Bank Credit Facility, a copy of which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     On September 19, 1996, the Company entered into the $175.0 million Bank Credit Facility with a group of banks. On March 14, 1997 the Company amended the Bank Credit Facility in order to, among other things, increase the availability under such facility to $200.0 million. The Bank Credit Facility expires on March 14, 2002 and may be earlier terminated by the banks upon the occurrence of certain change-of-control events. Borrowings may be made in U.S. dollars or in certain European currencies. Borrowings may be made by the Company or Titan Tire, and all borrowings thereunder are unconditionally guaranteed by the Company and each of its U.S. subsidiaries other than Nieman's. As of February 18, 1997, borrowings under the Bank Credit Facility aggregated approximately $100.0 million.

     Borrowings in U.S. dollars under the Bank Credit Facility will bear interest at a floating rate based on either (at the Borrower's option) (i) the Domestic Rate (defined as the greater of prime or the Federal Funds rate plus one-half of one percent per annum), (ii) the Adjusted CD Rate or (iii) at Adjusted LIBOR Rate, in each case plus the Applicable Margin. Borrowings in certain European currencies under the Bank Credit Facility will bear interest at the Adjusted LIBOR Rate, plus the Applicable Margin. The Applicable Margin (a) is 0% for loans which bear interest at the Domestic Rate, (b) ranges from 0.25% to 0.75% for loans which bear interest at the Adjusted LIBOR Rate depending on the Company's debt to capitalization ratio and (c) ranges from 0.375% to 0.875% for loans which bear interest at the Adjusted CD Rate, depending on the debt to capitalization ratio. The Applicable Margin also varies based on the Interest Coverage Ratio and the Debt to Earnings Ratio (each as defined in the Bank Credit Facility).

     The lending banks have committed to provide the Borrowers with up to $30.0 million of standby letters of credit ("L/Cs"). In addition, the Borrowers may, at their option, invite the lending banks to bid on an uncommitted basis on short-term borrowings, such borrowings ("Bid Loans") to bear interest at the rate agreed to by the Borrowers and the lending banks. Aggregate amounts outstanding at any time under Bid Loans, L/C commitments and other borrowings may not exceed the maximum borrowings permitted under the Bank Credit Facility.

     Borrowings under the Bank Credit Facility are unsecured. The Bank Credit Facility contains covenants that, among other things, limit the Company's and its subsidiaries' ability to incur liens; merge, consolidate or dispose of assets; make loans and investments; incur or guarantee indebtedness; engage in certain transactions with affiliates; or pay dividends and other distributions. The Bank Credit Facility also requires the Company to maintain certain minimum tangible net worth and to meet an interest coverage ratio and a debt to earnings ratio. The lenders under the Bank Credit Facility can require that the Company prepay indebtedness outstanding under the Bank Credit Facility if, among other events, (i) any person or group of persons (other than Maurice M. Taylor, Jr. or MascoTech, Inc.) acquires or has the right to acquire beneficial ownership representing 15% or more of the combined voting power of all securities of the Company entitled to vote in the election of directors or (ii) Maurice M. Taylor, Jr. for a period in excess of 180 consecutive days, ceases to be a director or executive officer of the Company for any reason, and an individual acceptable to the lenders is not appointed.

     The Bank Credit Facility contains customary events of default, including, without limitation, nonpayment of principal, interest, fees or other amounts when due; violation of covenants; breach of any representation or warranty; cross-default and cross-acceleration; bankruptcy events; material judgments; certain ERISA matters; and invalidity of loan documents.

INDUSTRIAL REVENUE BONDS

     In March 1995, $9.5 million principal amount of industrial revenue bonds were issued by the South Carolina Jobs-Economic Development Authority for the benefit of the Company, to finance the construction of a facility in Greenwood, South Carolina. Interest on these bonds is at a variable rate, determined under a formula reflecting current rates of tax-exempt issues in the State of South Carolina, but may not exceed 12%. Interest rates for 1996 ranged from 3% to 5%. These bonds are secured by a letter of credit and mature in February 2010. Under certain circumstances the holders of these bonds have the right to tender the bonds and receive payment prior to their maturity.

NOTE PAYABLE TO PATC

     In August 1994, Titan Tire issued a $19.7 million subordinated note to PATC in conjunction with the Titan Tire purchase. This note bears interest at a rate of 7% per annum and matures in February 2000. The note is guaranteed by the Company and includes standard events of default.

                            DESCRIPTION OF THE NOTES

     The Notes offered hereby will be issued under an Indenture to be dated as of March 21, 1997 (the "Indenture") between the Company and The First National
Bank of Chicago, as trustee (the "Trustee"). References to "(Section   )" mean
the applicable Section of the Indenture. A copy of the form of Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part and will be made available to prospective purchasers of the Notes upon request.

     The Indenture will be subject to and governed by the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). The following summaries of the material provisions of the Indenture do not purport to be complete, and where reference is made to particular provisions of the Indenture, such provisions, including the definitions of certain terms, are qualified in their entirety by reference to all of the provisions of the Indenture and those terms made a part of the Indenture by the Trust Indenture Act. For definitions of certain capitalized terms used in the following summary, see "-- Certain Definitions."

GENERAL

     The Notes will mature on April 1, 2007, will be limited to $150 million aggregate principal amount, and will be unsecured senior subordinated obligations of the Company. Each Note will bear interest at the rate set forth on the cover page hereof from March 21, 1997 or from the most recent interest payment date to which interest has been paid, payable semiannually on April 1 and October 1 in each year, commencing October 1, 1997, to the Person in whose name the Note (or any predecessor Note) is registered at the close of business on the March 15 or September 15 next preceding such interest payment date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. (Sections 202, 301 and 307).

     Principal of, premium, if any, and interest on the Notes will be payable, and the Notes will be exchangeable and transferable, at the office or agency of the Company in The City of New York maintained for such purposes (which initially will be the corporate trust office of the Trustee); provided, however, that payment of interest may be made at the option of the Company by check mailed to the Person entitled thereto as shown on the security register. (Sections 301, 305 and 1002) The Notes will be issued only in fully registered form without coupons, in denominations of $1,000 and any integral multiple thereof. (Section 302) No service charge will be made for any registration of transfer, exchange or redemption of Notes, except in certain circumstances for any tax or other governmental charge that may be imposed in connection therewith. (Section 305)

     Settlement for the Notes will be made in same day funds. All payments of principal and interest will be made by the Company in same day funds. The Notes will trade in the Same-Day Funds Settlement System of The Depository Trust Company (the "Depository" or "DTC") until maturity, and secondary market trading activity for the Notes will therefore settle in same day funds.

     When issued, the Notes will be a new issue of securities with no established trading market. No assurance can be given as to the liquidity of the trading market for the Notes. See "Risk Factors -- Absence of a Public Market for the Notes; Possible Volatility."

OPTIONAL REDEMPTION

     The Notes will be subject to redemption at any time on or after April 1, 2002, at the option of the Company, in whole or in part, on not less than 30 nor more than 60 days' prior notice in amounts of $1,000 or an integral multiple thereof at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning April 1 of the years indicated below:

                                                             REDEMPTION
                          YEAR                                 PRICE
                          ----                               ----------
2002.....................................................      104.375%
2003.....................................................      102.917%
2004.....................................................      101.458%

and thereafter at 100% of the principal amount, in each case, together with accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

     If less than all of the Notes are to be redeemed, the Trustee shall select the Notes or portions thereof to be redeemed pro rata, by lot or by any other method the Trustee shall deem fair and reasonable. (Sections 203, 1101, 1105 and
1107)

PURCHASE OF NOTES UPON A CHANGE OF CONTROL

     If a Change of Control shall occur at any time, then each holder of Notes shall have the right to require that the Company purchase such holder's Notes in whole or in part in integral multiples of $1,000, at a purchase price (the "Change of Control Purchase Price") in cash in an amount equal to 101% of the principal amount of such Notes, plus accrued and unpaid interest, if any, to the date of purchase (the "Change of Control Purchase Date"), pursuant to the offer described below (the "Change of Control Offer") and in accordance with the other procedures set forth in the Indenture.

     Within 30 days of any Change of Control, the Company shall notify the Trustee thereof and give written notice of such Change of Control to each holder of Notes, by first-class mail, postage prepaid, at his address appearing in the security register, stating, among other things, that a Change of Control has occurred and the date of such event, the circumstances and relevant facts regarding such Change of Control (including, but not limited to, information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control); the purchase price and the purchase date which shall be fixed by the Company on a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed, or such later date as is necessary to comply with requirements under the Exchange Act; that any Note not tendered will continue to accrue interest; that, unless the Company defaults in the payment of the Change of Control Purchase Price, any Notes accepted for payment pursuant to the Change of Control Offer shall cease to accrue interest after the Change of Control Purchase Date; and certain other procedures that a holder of Notes must follow to accept a Change of Control Offer or to withdraw such acceptance. (Section 1015)

     If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control Purchase Price for all of the Notes that might be delivered by holders of the Notes seeking to accept the Change of Control Offer. See "-- Ranking." The failure of the Company to make or consummate the Change of Control Offer or pay the Change of Control Purchase Price when due will give the Trustee and the holders of the Notes the rights described under "Events of Default."

     The term "all or substantially all" as used in the definition of "Change of Control" has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the holders of the Notes elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court interpreting New York law would interpret the phrase.

     The existence of a holder's right to require the Company to repurchase such holder's Notes upon a Change of Control may deter a third party from acquiring the Company in a transaction which constitutes a Change of Control.

     In addition to the obligations of the Company under the Indenture with respect to the Notes in the event of a "Change of Control," the Bank Credit Facility also provides that upon a "Change of Control" as defined therein the banks may require the Company to prepay amounts outstanding under the Bank Credit Facility. Indebtedness pursuant to the Bank Credit Facility is senior in right of payment to the Notes under the Indenture. See "Description of Other Indebtedness -- Bank Credit Facility."

     The Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with a Change of Control Offer.

RANKING

     The payment of the principal of, premium, if any, and interest on, the Notes will be subordinated, as set forth in the Indenture, in right of payment to the prior payment in full of all Senior Indebtedness. The Notes will be senior subordinated indebtedness of the Company ranking pari passu with all other existing and future senior subordinated indebtedness of the Company and senior to all existing and future Subordinated Indebtedness of the Company. (Sections 1301 and 1302)

     Upon the occurrence of any default in the payment of any Designated Senior Indebtedness beyond any applicable grace period and after the receipt by the Trustee from representatives of holders of any Designated Senior Indebtedness (collectively, a "Senior Representative") of written notice of such default, no payment (other than payments previously made pursuant to the provisions described under "-- Defeasance or Covenant Defeasance of Indenture") or distribution of any assets of the Company or any Subsidiary of any kind or character (excluding certain permitted equity interests or subordinated securities) may be made on account of the principal of, premium, if any, or interest on, the Notes, or on account of the purchase, redemption, defeasance or other acquisition of or in respect of, the Notes unless and until such default shall have been cured or waived (in each case in accordance with the provisions of the instrument or agreement under which such Designated Senior Indebtedness was issued) or shall have ceased to exist or such Designated Senior Indebtedness shall have been discharged or paid in full after which the Company shall resume making any and all required payments in respect of the Notes, including any missed payments.

     Upon the occurrence and during the continuance of any non-payment default with respect to any Designated Senior Indebtedness pursuant to which the maturity thereof may then be accelerated immediately (a "Non-payment Default") and after the receipt by the Trustee and the Company from a Senior Representative of written notice of such Non-payment Default, no payment (other than payments previously made pursuant to the provisions described under "-- Defeasance or Covenant Defeasance of Indenture") or distribution of any assets of the Company of any kind or character (excluding certain permitted equity interests or subordinated securities) may be made by the Company or any Subsidiary on account of the principal of, premium, if any, or interest on, the Notes or on account of the purchase, redemption, defeasance or other acquisition of or in respect of, the Notes for the period specified below (the "Payment Blockage Period").

     The Payment Blockage Period shall commence upon the receipt of notice of the Non-payment Default by the Trustee and the Company from a Senior Representative and shall end on the earliest of (i) the 179th day after such commencement, (ii) the date on which such Non-payment Default (and all Non-payment Defaults as to which notice is also given after such Payment Blockage Period is initiated) is cured, waived or ceases to exist or on which such Designated Senior Indebtedness is discharged or paid in full or (iii) the date on which such Payment Blockage Period (and all Non-payment Defaults as to which notice is given after such Payment Blockage Period is initiated) shall have been terminated by written notice to the Company or the Trustee from the Senior Representative initiating such Payment Blockage Period, after which, in the case of each of clauses (i), (ii) and (iii), the Company will promptly resume making any and all required payments in respect of the Notes, including any missed payments. In no event will a Payment Blockage Period extend beyond 179 days from the date of the receipt by the Company or the Trustee of the notice initiating such Payment Blockage Period (such 179-day period referred to as the "Initial Period"). Any number of notices of Non-payment Defaults may be given during the Initial Period; provided that during any period of 365 consecutive days only one Payment Blockage Period, during which payment of principal of, premium, if any, or interest on, the Notes may not be made, may commence and the duration of such period may not exceed 179 days. No Non-payment Default with respect to any Designated Senior Indebtedness that existed or was continuing on the date of the commencement of any Payment Blockage Period will be, or can be, made the basis for the commencement of a second Payment Blockage Period, whether or not within a period of 365 consecutive days, unless such default has been cured or waived for a period of not less than 90 consecutive days. (Section 1303)

     If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provisions referred to above, such failure would constitute an Event of Default under the Indenture and would enable the holders of the Notes to accelerate the maturity thereof. See "-- Events of Default."

     The Indenture will provide that in the event of any insolvency or bankruptcy case or proceeding, or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or its assets, or any liquidation, dissolution or other winding up of the Company, whether voluntary or involuntary, or whether or not involving insolvency or bankruptcy, or any assignment for the benefit of creditors or any other marshaling of assets or liabilities of the Company, all Senior Indebtedness must be paid in full before any payment or distribution (excluding distributions of certain permitted equity interest or subordinated securities) is made on account of the principal of, or premium, if any, or interest on the Notes or on account of the purchase, redemption, defeasance or other acquisition of or in respect of, the Notes (other than payments previously made pursuant to the provisions described under "-- Defeasance or Covenant Defeasance of Indenture").

     By reason of such subordination, in the event of liquidation or insolvency, creditors of the Company who are holders of Senior Indebtedness may recover more, ratably, than the holders of the Notes, and funds which would be otherwise payable to the holders of the Notes will be paid to the holders of the Senior Indebtedness to the extent necessary to pay the Senior Indebtedness in full, and the Company may be unable to meet its obligations fully with respect to the Notes.

     "Senior Indebtedness" under the Indenture means the principal of, premium, if any, and interest (including interest accruing after the filing of a petition initiating any proceeding under any state, federal or foreign bankruptcy law whether or not allowable as a claim in such proceeding) and all other monetary obligations on, any Indebtedness of the Company (other than as otherwise provided in this definition), whether outstanding on the date of the Indenture or thereafter created, incurred or assumed, and whether at any time owing, actually or contingently, unless, in the case of any particular Indebtedness, the instrument creating or evidencing the same or pursuant to which the same is outstanding expressly provides that such Indebtedness shall not be senior in right of payment to the Notes. Without limiting the generality of the foregoing, "Senior Indebtedness" shall include the principal of, and premium, if any, and interest (including interest accruing after the filing of a petition initiating any proceedings under any state, federal or foreign bankruptcy laws whether or not allowable as a claim in such proceeding), and all other monetary obligations of every kind and nature of the Company from time to time owed to the lenders under the Bank Credit Facility; provided, however, that any Indebtedness under any refinancing, refunding or replacement of the Bank Credit Facility shall not constitute Senior Indebtedness to the extent the Indebtedness thereunder is by its express terms subordinate to any other Indebtedness of the Company. Notwithstanding the foregoing, "Senior Indebtedness" shall not include (i) Indebtedness evidenced by the Notes, (ii) Indebtedness that is by its terms subordinate or junior in right of payment to any Indebtedness of the Company,
(iii) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11 United States Code, is without recourse to the Company, (iv) Indebtedness which is represented by Redeemable Capital Stock, (v) any liability for foreign, federal, state, local or other tax owed or owing by the Company to the extent such liability constitutes Indebtedness, (vi) Indebtedness of the Company to a Subsidiary or any other Affiliate of the Company or any of such Affiliate's subsidiaries and (vii) that portion of any Indebtedness which at the time of issuance is issued in violation of the Indenture.

     "Designated Senior Indebtedness" under the Indenture means (i) all Senior Indebtedness under, or in respect of, the Bank Credit Facility, and (ii) any other Senior Indebtedness which at the time of determination, has an aggregate principal amount outstanding of at least $25 million and is specifically designated in the instrument evidencing such Senior Indebtedness or the agreement under which such Senior Indebtedness arises as "Designated Senior Indebtedness" by the Company.

     As of September 30, 1996, on a pro forma basis after giving effect to the sale of the Notes and the application of the estimated net proceeds thereof, the redemption and conversion of the Company's 4 3/4% Notes and the repayment of certain other indebtedness, the Company would have had approximately $11.6 million of Senior Indebtedness outstanding and the Company's subsidiaries would have had approximately $129.3 million of indebtedness outstanding (including trade payables, current, long-term and other liabilities and excluding the guarantees by certain of the Company's subsidiaries of the Company's obligations under the Bank Credit Facility).

     The Indenture will limit, but not prohibit the incurrence by the Company and its Restricted Subsidiaries of additional Indebtedness, and the Indenture will prohibit the incurrence by the Company of Indebtedness that is subordinated in right of payment to any Senior Indebtedness of the Company and senior in right of payment to the Notes.

     The Notes will be effectively subordinated to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries. Any right of the Company to receive assets of any such Subsidiary upon the liquidation or reorganization of any such Subsidiary (and the consequent right of the holders of the Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security in the assets of such Subsidiary and any Indebtedness of such Subsidiary senior to that held by the Company.

CERTAIN COVENANTS

     The Indenture contains, among others, the following covenants:

     Limitation on Indebtedness. The Company will not, and will not permit any of its Restricted Subsidiaries to, create, issue, incur, assume, guarantee or otherwise in any manner become directly or indirectly liable for the payment of or otherwise incur (collectively, "incur"), any Indebtedness (including any Acquired Indebtedness but excluding Permitted Indebtedness), unless such Indebtedness is incurred by the Company or constitutes Acquired Indebtedness of a Restricted Subsidiary and, in each case, the Company's Consolidated Fixed Charge Coverage Ratio for the four full fiscal quarters for which financial statements are available immediately preceding the incurrence of such Indebtedness taken as one period is at least equal to or greater than 2.25:1. (Section 1008)

     For purposes of determining the outstanding principal amount of any particular Indebtedness Incurred pursuant to this covenant, (1) Indebtedness Incurred pursuant to the Bank Credit Facility prior to or on the date of this Indenture shall be treated as Incurred pursuant to clause (i) under the definition of "Permitted Indebtedness," (2) Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this Section permitting such Indebtedness and
(3) in the event that Indebtedness or any portion thereof meets the criteria of more than one of the types of Indebtedness described in this covenant, the Company, in its sole discretion, shall classify such Indebtedness and only be required to include the amount of such Indebtedness in one of such clauses. Accordingly, Indebtedness Incurred after the date of the Indenture, whether Incurred as reborrowings under the Bank Credit Facility or otherwise, can be allocated as set forth in the preceding sentence.

     Limitation on Restricted Payments. (a) The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly:

          (i) declare or pay any dividend on, or make any distribution to holders of, any shares of the Company's Capital Stock (other than dividends or distributions payable solely in shares of its Qualified Capital Stock or in options, warrants or other rights to acquire shares of such Qualified Capital Stock);

          (ii) purchase, redeem or otherwise acquire or retire for value, directly or indirectly, the Company's Capital Stock or any Capital Stock of any Affiliate of the Company or options, warrants or other rights to acquire such Capital Stock;

          (iii) make any principal payment on, or repurchase, redeem, defease, retire or otherwise acquire for value, prior to any scheduled principal payment, sinking fund payment or maturity, any Subordinated Indebtedness;

          (iv) declare or pay any dividend or distribution on any Capital Stock of any Restricted Subsidiary to any Person (other than (a) to the Company or any of its Wholly Owned Restricted Subsidiaries or (b) to all holders of Capital Stock of such Restricted Subsidiary on a pro rata basis); or

          (v) make or permit the existence of any Investment in any Person (other than any Permitted Investments)

(any of the foregoing actions described in clauses (i) through (v), other than any such action that is a Permitted Payment (as defined below), collectively, "Restricted Payments") (the amount of any such Restricted Payment, if other than cash, as determined by the board of directors of the Company, whose determination shall be conclusive and evidenced by a board resolution), unless
(1) immediately before and immediately after giving effect to such proposed Restricted Payment on a pro forma basis, no Default or Event of Default shall have occurred and be continuing and such Restricted Payment shall not be an event which is, or after notice or lapse of time or both, would be, an "event of default" under the terms of any Indebtedness of the Company or its Subsidiaries;
(2) immediately before and immediately after giving effect to such Restricted Payment on a pro forma basis, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions described under "-- Limitation on Indebtedness; " and (3) after giving effect to the proposed Restricted Payment, the aggregate amount of all such Restricted Payments declared or made after the date of the Indenture, does not exceed the sum of:

          (A) 50% of the aggregate Consolidated Net Income of the Company accrued on a cumulative basis during the period beginning on the first day of the full fiscal quarter immediately preceding the date of the Indenture and ending on the last day of the Company's last fiscal quarter ending prior to the date of the Restricted Payment (or, if such aggregate cumulative Consolidated Net Income shall be a loss, minus 100% of such loss);

          (B) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company either (x) as capital contributions to the Company or (y) from the issuance or sale (other than to any of its Subsidiaries) of Qualified Capital Stock of the Company or any options, warrants or rights to purchase such Qualified Capital Stock of the Company (except, in each case, to the extent such proceeds are used to purchase, redeem or otherwise retire Capital Stock or Subordinated Indebtedness as set forth below in clause (ii) or (iii) of paragraph (b) below);

          (C) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company (other than from any of its Subsidiaries) upon the exercise of any options, warrants or rights to purchase Qualified Capital Stock of the Company;

          (D) the aggregate Net Cash Proceeds received after the date of the Indenture by the Company from the conversion or exchange, if any, of debt securities or Redeemable Capital Stock of the Company or its Subsidiaries into or for Qualified Capital Stock of the Company plus, to the extent such debt securities or Redeemable Capital Stock were issued after the date of the Indenture, the aggregate of Net Cash Proceeds from their original issuance;

          (E) (x) in the case of the disposition or repayment of any Investment constituting a Restricted Payment made after the date of the Indenture, an amount equal to the lesser of the return of capital with respect to such Investment and the initial amount of such Investment, in either case, less the cost of the disposition of such Investment and (y) an amount equal to the net reduction in Investments resulting from the redesignation of Unrestricted Subsidiaries as Restricted Subsidiaries (valued in each case as provided in the definition of "Investments"), not to exceed in each case the amount of Investments previously made by the Company or any Restricted Subsidiary in such Unrestricted Subsidiary; and

          (F) $20 million.

     (b) Notwithstanding the foregoing, and in the case of clauses (ii) through
(ix) below, so long as there is no Default or Event of Default continuing, the foregoing provisions shall not prohibit the following actions (each of clauses
(i) through (vi) being referred to as a "Permitted Payment"):

          (i) the payment of any dividend within 60 days after the date of declaration thereof, if at such date of declaration such payment was permitted by the provisions of paragraph (a) of this Section and such payment shall have been deemed to have been paid on such date of declaration and shall not have been deemed a "Permitted Payment" for purposes of the calculation required by paragraph (a) of this Section;

          (ii) the repurchase, redemption, or other acquisition or retirement for value of any shares of any class of Capital Stock of the Company in exchange for (including any such exchange pursuant to the exercise of a conversion right or privilege in connection with which cash is paid in lieu of the issuance of fractional shares or scrip), or out of the Net Cash Proceeds of a substantially concurrent issue and sale for cash (other than to any Subsidiary) of, other shares of Qualified Capital Stock of the Company; provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause (3)(B) of paragraph (a) of this Section;

          (iii) the repurchase, redemption, defeasance, retirement or acquisition for value or payment of principal of any Subordinated Indebtedness or Redeemable Capital Stock in exchange for, or in an amount not in excess of the Net Cash Proceeds of, a substantially concurrent issuance and sale for cash (other than to any Subsidiary) of any Qualified Capital Stock of the Company, provided that the Net Cash Proceeds from the issuance of such shares of Qualified Capital Stock are excluded from clause
     (3)(B) of paragraph (a) of this Section;

          (iv) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of principal of any Subordinated Indebtedness (other than Redeemable Capital Stock) (a "refinancing") through the substantially concurrent issuance of new Subordinated Indebtedness of the Company, provided that any such new Subordinated Indebtedness (1) shall be in a principal amount that does not exceed the principal amount so refinanced (or, if such Subordinated Indebtedness provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration thereof, then such lesser amount as of the date of determination), plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or
     (II) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing; (2) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Notes; (3) has a Stated Maturity for its final scheduled principal payment later than the Stated Maturity for the final scheduled principal payment of the Notes; and (4) is expressly subordinated in right of payment to the Notes at least to the same extent as the Subordinated Indebtedness to be refinanced;

          (v) the repurchase, redemption, defeasance, retirement, refinancing, acquisition for value or payment of any Redeemable Capital Stock through the substantially concurrent issuance of new Redeemable Capital Stock of the Company, provided that any such new Redeemable Capital Stock (1) shall have an aggregate liquidation preference that does not exceed the aggregate liquidation preference of the amount so refinanced; (2) has an Average Life to Stated Maturity greater than the remaining Average Life to Stated Maturity of the Notes; and (3) has a Stated Maturity later than the Stated Maturity for the final scheduled principal payment of the Notes;

          (vi) the repurchase by the Company of up to 5 million shares of Common Stock pursuant to the Equity Dutch Auction, provided, however, that in the event all such 5 million shares are not purchased pursuant to such Equity Dutch Auction, the Company may repurchase pursuant to tender offers or open market purchases the difference between 5 million shares of Common Stock and the number of shares of Common Stock actually purchased in the Equity Dutch Auction;

          (vii) payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company;

          (viii) the repurchase of shares, or options to purchase shares, of Capital Stock of the Company from employees, former employees, directors or former directors of the Company or any of its Subsidiaries (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors under which such persons purchase or sell or are granted the option to purchase or sell, shares of such stock; provided, however, that the aggregate amount of such repurchases shall not exceed $1 million in any calendar year (unless such repurchases are made with the proceeds of insurance policies and the shares of Capital Stock are repurchased from the executors, administrators, testamentary trustees, heirs, legatees or beneficiaries) plus the aggregate Net Cash Proceeds from any reissuance during such calendar year of Capital Stock to employees or directors of the Company or its Subsidiaries; or

          (ix) any purchase of any fractional share of Common Stock of the Company resulting from (A) any dividend or other distribution on outstanding shares of Common Stock of the Company that is payable in shares of such Common Stock (including any stock split or subdivision of the outstanding Common Stock of the Company), (B) any combination of all of the outstanding shares of Common Stock of the Company, (C) any reorganization or consolidation of the Company or any merger of the Company with or into any other Person or (D) the conversion of any securities of the Company into shares of Common Stock. (Section 1009)

     Limitation on Transactions with Affiliates. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into any transaction or series of related transactions (including, without limitation, the sale, purchase, exchange or lease of assets, property or services) with or for the benefit of any Affiliate of the Company (other than the Company or a Wholly Owned Restricted Subsidiary) unless such transaction or series of related transactions is entered into in good faith and (a) such transaction or series of related transactions is on terms that are no less favorable to the Company or such Subsidiary, as the case may be, than those that would be available in a comparable transaction in arm's-length dealings with an unrelated third party, (b) with respect to any transaction or series of related transactions involving aggregate value in excess of $1 million, the Company delivers an officers' certificate to the Trustee certifying that such transaction or series of related transactions complies with clause (a) above, and (c) with respect to any transaction or series of related transactions involving aggregate value in excess of $5 million, such transaction or series of related transactions has been approved by a majority of the Disinterested Directors of the Company, or in the event there is only one Disinterested Director, by such Disinterested Director; provided, however, that this provision shall not apply to any transaction with (i) an officer or director of the Company entered into in the ordinary course of business (including compensation and employee benefit arrangements with any officer, director or employee of the Company, including under any stock option or stock incentive plans); (ii) pursuant to an agreement or arrangement in existence on the date of the Indenture; or (iii) pursuant to a Permitted Agreement. (Section 1010)

     Limitation on Liens. The Company will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur or affirm any Lien of any kind securing any Pari Passu Indebtedness or Subordinated Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Restricted Subsidiary) upon any property or assets (including any intercompany notes) of the Company or any Restricted Subsidiary owned on the date of the Indenture or acquired after the date of the Indenture, or any income or profits therefrom, unless the Notes are directly secured equally and ratably with (or, in the case of Subordinated Indebtedness, prior or senior thereto, with the same relative priority as the Notes shall have with respect to such Subordinated Indebtedness) the obligation or liability secured by such Lien except for Liens (A) securing any Indebtedness which became Indebtedness pursuant to a transaction permitted under "-- Consolidation, Merger, Sale of Assets" or securing Acquired Indebtedness which, in each case, were created prior to (and not created in connection with, or in contemplation of) the incurrence of such Pari Passu Indebtedness or Subordinated Indebtedness (including any assumption, guarantee or other liability with respect thereto by any Restricted Subsidiary) and which Indebtedness is permitted under the provisions of "-- Limitation on Indebtedness" or (B) securing any Indebtedness incurred in connection with any refinancing, renewal, substitutions or replacements of any such Indebtedness described in clause (A), so long as the aggregate principal amount of Indebtedness represented thereby is not increased by such refinancing plus the lesser of (i) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (ii) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing, provided, however, that in the case of clauses (A) and (B), any such Lien only extends to the assets that were subject to such Lien securing such Indebtedness prior to the related acquisition by the Company or its Restricted Subsidiaries. (Section 1011)

     Limitation on Sale of Assets. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, consummate an Asset Sale unless (i) at least 75% of the consideration from such Asset Sale is received in cash and (ii) the Company or such Subsidiary receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the shares or assets subject to such Asset Sale (as determined by the board of directors of the Company and evidenced in a board resolution); provided, however, that clause (i) shall not be applicable to Asset Sales during any 12 month period involving assets with an aggregate Fair Market Value of less than 10% of the Consolidated Net Tangible Assets of the Company as of the end of the last fiscal quarter prior to the execution of the agreement for such Asset Sale.

     (b) If all or a portion of the Net Cash Proceeds of any Asset Sale are not required to be applied to repay permanently any Senior Indebtedness then outstanding as required by the terms thereof, or the Company determines not to apply such Net Cash Proceeds to the permanent prepayment of such Senior Indebtedness, or if no such Senior Indebtedness is then outstanding, then the Company or a Subsidiary may, within 180 days of the Asset Sale invest the Net Cash Proceeds in properties and other assets that (as determined by the board of directors of the Company) replace the properties and assets that were the subject of the Asset Sale or in properties and assets that will be used in the businesses of the Company or its Subsidiaries existing on the date of the Indenture or in businesses reasonably related thereto. The amount of such Net Cash Proceeds not used or invested within 180 days of the Asset Sale as set forth in this paragraph constitutes "Excess Proceeds."

     (c) When the aggregate amount of Excess Proceeds exceeds $15 million, the Company will apply the Excess Proceeds to the repayment of the Notes and any other Pari Passu Indebtedness outstanding with similar provisions requiring the Company to make an offer to purchase such Indebtedness with the proceeds from any Asset Sale as follows: (A) the Company will make an offer to purchase (an "Offer") from all holders of the Notes in accordance with the procedures set forth in the Indenture in the maximum principal amount (expressed as a multiple of $1,000) of Notes that may be purchased out of an amount (the "Note Amount") equal to the product of such Excess Proceeds multiplied by a fraction, the numerator of which is the outstanding principal amount of the Notes, and the denominator of which is the sum of the outstanding principal amount of the Notes and such Pari Passu Indebtedness (subject to proration in the event such amount is less than the aggregate Offered Price (as defined herein) of all Notes tendered) and (B) to the extent required by such Pari Passu Indebtedness to permanently reduce the principal amount of such Pari Passu Indebtedness, the Company will make an offer to purchase or otherwise repurchase or redeem Pari Passu Indebtedness (a "Pari Passu Offer") in an amount (the "Pari Passu Debt Amount") equal to the excess of the Excess Proceeds over the Note Amount; provided that in no event will the Company be required to make a Pari Passu Offer in a Pari Passu Debt Amount exceeding the principal amount of such Pari Passu Indebtedness plus the amount of any premium required to be paid to repurchase such Pari Passu Indebtedness. The offer price for the Notes will be payable in cash in an amount equal to 100% of the principal amount of the Notes plus accrued and unpaid interest, if any, to the date (the "Offer Date") such Offer is consummated (the "Offered Price"), in accordance with the procedures set forth in the Indenture. To the extent that the aggregate Offered Price of the Notes tendered pursuant to the Offer is less than the Note Amount relating thereto or the aggregate amount of Pari Passu Indebtedness that is purchased in a Pari Passu Offer is less than the Pari Passu Debt Amount, the Company will use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes and Pari Passu Indebtedness surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased on a pro rata basis. Upon the completion of the purchase of all the Notes tendered pursuant to an Offer and the completion of a Pari Passu Offer, the amount of Excess Proceeds, if any, shall be reset at zero.

     (d) The Indenture will provide that, if the Company becomes obligated to make an Offer pursuant to clause (c) above, the Notes and the Pari Passu Indebtedness shall be purchased by the Company, at the option of the holders thereof, in whole or in part in integral multiples of $1,000, on a date that is not earlier than 30 days and not later than 60 days from the date the notice of the Offer is given to holders, or such later date as may be necessary for the Company to comply with the requirements under the Exchange Act.

     (e) The Indenture will provide that the Company will comply with the applicable tender offer rules, including Rule 14e-1 under the Exchange Act, and any other applicable securities laws or regulations in connection with an Offer. (Section 1012)

     Limitation on Issuances of Guarantees of Indebtedness. (a) The Company will not permit any Restricted Subsidiary other than the Guarantors, directly or indirectly, to guarantee, assume or in any other manner become liable with respect to any Pari Passu Indebtedness or Subordinated Indebtedness of the Company unless such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of the Notes on the same terms as the guarantee of such Indebtedness except that (A) such guarantee need not be secured unless required pursuant to "-- Limitation on Liens" and (B) if such Indebtedness is by its terms expressly subordinated to the Notes, any such assumption, guarantee or other liability of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated to such Restricted Subsidiary's Guarantee of the Notes at least to the same extent as such Indebtedness is subordinated to the Notes pursuant to the terms of the Indenture.

     (b) Notwithstanding the foregoing, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it (and all Liens securing the same) shall be automatically and unconditionally released and discharged upon any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Subsidiary, which transaction is in compliance with the terms of the Indenture and such Restricted Subsidiary is released from its guarantees of other Indebtedness of the Company or any Restricted Subsidiaries. (Section 1013)

     Limitation on Senior Subordinated Indebtedness. The Company will not, and will not permit any Guarantor to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise in any manner become directly or indirectly liable for or with respect to or otherwise permit to exist any Indebtedness that is subordinate in right of payment to any Indebtedness of the Company or such Guarantor, as the case may be, unless such Indebtedness is also pari passu with the Notes or the Guarantee of such Guarantor or subordinate in right of payment to the Notes or such Guarantee for at least to the same extent as the Notes or such Guarantee are subordinate in right of payment to Senior Indebtedness or Senior Indebtedness of such Guarantor, as the case may be. (Section 1014)

     Limitation on Restricted Subsidiary Capital Stock. The Company will not permit (a) any Restricted Subsidiary of the Company to issue, sell or transfer any Capital Stock, except for (i) Capital Stock issued or sold to, held by or transferred to the Company or a Wholly Owned Restricted Subsidiary, and (ii) Capital Stock issued by a Person prior to the time (A) such Person becomes a Restricted Subsidiary, (B) such Person merges with or into a Restricted Subsidiary or (C) a Restricted Subsidiary merges with or into such Person; provided that such Capital Stock was not issued or incurred by such Person in anticipation of the type of transaction contemplated by subclause (A), (B) or
(C) or (b) any Person (other than the Company or a Wholly Owned Restricted Subsidiary) to acquire Capital Stock of any Restricted Subsidiary from the Company or any Restricted Subsidiary, except, in the case of clause (a) or (b), upon the acquisition of all the outstanding Capital Stock of such Restricted Subsidiary in accordance with the terms of the Indenture. (Section 1016)

     Limitation on Dividends and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create any consensual encumbrance or restriction on the ability of any Restricted Subsidiary to (i) pay dividends or make any other distribution on its Capital Stock, (ii) pay any Indebtedness owed to the Company or any other Restricted Subsidiary, (iii) make any Investment in the Company or any other Restricted Subsidiary or (iv) transfer any of its properties or assets to the Company or any other Restricted Subsidiary, except for:

(a) any encumbrance or restriction pursuant to any agreement in effect on the date of the Indenture and listed on a schedule to the Indenture; (b) any encumbrance or restriction, with respect to a Restricted Subsidiary that is not a Restricted Subsidiary of the Company on the date of the Indenture, in existence at the time such Person becomes a Restricted Subsidiary of the Company and not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary; (c) any encumbrance or restriction existing under any agreement that extends, renews, refinances or replaces the agreements containing the encumbrances or restrictions in the foregoing clauses (a) and
(b), or in this clause (c), provided that the terms and conditions of any such encumbrances or restrictions are no more restrictive in any material respect than those under or pursuant to the agreement evidencing the Indebtedness so extended, renewed, refinanced or replaced; (d) in the case of clause (iv) of this covenant, (A) any encumbrance or restriction that restricts in a customary manner the subletting, assignment or transfer of any property or asset that is a lease, license, conveyance or contract or similar property or asset, (B) existing by virtue of any transfer of, agreement to transfer, option or right with respect to, or Lien on, any property or assets of the Company or any Restricted Subsidiary not otherwise prohibited by the Indenture or (C) arising or agreed to in the ordinary course of business, not relating to any Indebtedness, and that do not, individually or in the aggregate, detract from the value of property or assets of the Company or any Restricted Subsidiary in any manner material to the Company or any Restricted Subsidiary; or (e) any encumbrance or restriction with respect to a Restricted Subsidiary and imposed pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock of, or property and assets of, such Restricted Subsidiary. (Section 1017)

     Limitation on Unrestricted Subsidiaries. The Company will not make, and will not permit its Restricted Subsidiaries to make, any Investment in Unrestricted Subsidiaries if, at the time thereof, the aggregate amount of such Investments would exceed the amount of Restricted Payments then permitted to be made pursuant to the "-- Limitation on Restricted Payments" covenant. Any Investments in Unrestricted Subsidiaries permitted to be made pursuant to this covenant (i) will be treated as a Restricted Payment in calculating the amount of Restricted Payments made by the Company and (ii) may be made in cash or property. (Section 1018)

     Provision of Financial Statements. Whether or not the Company is subject to
Section 13(a) or 15(d) of the Exchange Act, the Company will, to the extent permitted under the Exchange Act, file with the Commission the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Sections 13(a) or 15(d) if the Company were so subject, such documents to be filed with the Commission on or prior to the date (the "Required Filing Date") by which the Company would have been required so to file such documents if the Company were so subject. The Company will also in any event (x) within 15 days of each Required Filing Date (i) transmit by mail to all holders, as their names and addresses appear in the security register, without cost to such holders and (ii) file with the Trustee copies of the annual reports, quarterly reports and other documents which the Company would have been required to file with the Commission pursuant to Sections 13(a) or 15(d) of the Exchange Act if the Company were subject to either of such Sections and (y) if filing such documents by the Company with the Commission is not permitted under the Exchange Act, promptly upon written request and payment of the reasonable cost of duplication and delivery, supply copies of such documents to any prospective holder at the Company's cost. If any Guarantor's financial statements would be required to be included in the financial statements filed or delivered pursuant to the Indenture if the Company were subject to Section 13(a) or 15(d) of the Exchange Act, the Company shall include such Guarantor's financial statements in any filing or delivery pursuant to the Indenture. (Section 1019)

     Additional Covenants. The Indenture also contains covenants with respect to the following matters: (i) payment of principal, premium and interest; (ii) maintenance of an office or agency in The City of New York; (iii) arrangements regarding the handling of money held in trust; (iv) maintenance of corporate existence; (v) payment of taxes and other claims; (vi) maintenance of properties; and (vii) maintenance of insurance.

CONSOLIDATION, MERGER, SALE OF ASSETS

     The Company will not, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets to any Person or group of affiliated Persons, or permit any of its Subsidiaries to enter into any such transaction or series of related transactions if such transaction or series of related transactions, in the aggregate, would result in a sale, assignment, conveyance, transfer, lease or disposition of all or substantially all of the properties and assets of the Company and its Subsidiaries on a Consolidated basis to any other Person or group of affiliated Persons, unless at the time and after giving effect thereto (i) either (a) the Company will be the continuing corporation or (b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, conveyance, transfer, lease or disposition all or substantially all of the properties and assets of the Company and its Subsidiaries on a Consolidated basis (the "Surviving Entity") will be a corporation duly organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia and such Person expressly assumes, by a supplemental indenture, in a form satisfactory to the Trustee, all the obligations of the Company under the Notes and the Indenture, as the case may be, and the Notes and the Indenture will remain in full force and effect as so supplemented; (ii) immediately before and immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness not previously an obligation of the Company or any of its Subsidiaries which becomes the obligation of the Company or any of its Subsidiaries as a result of such transaction as having been incurred at the time of such transaction), no Default or Event of Default will have occurred and be continuing; (iii) immediately after giving effect to such transaction on a pro forma basis (and treating any Indebtedness not previously an obligation of the Company or any of its Restricted Subsidiaries which becomes the obligation of the Company or any of its Restricted Subsidiaries as a result of such transaction as having been incurred at the time of such transaction), the Consolidated Net Worth of the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) is equal to or greater than the Consolidated Net Worth of the Company immediately prior to such transaction;
(iv) immediately before and immediately after giving effect to such transaction on a pro forma basis (on the assumption that the transaction occurred on the first day of the four-quarter period for which financial statements are available ending immediately prior to the consummation of such transaction with the appropriate adjustments with respect to the transaction being included in such pro forma calculation), the Company (or the Surviving Entity if the Company is not the continuing obligor under the Indenture) could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) under the provisions of "-- Certain Covenants -- Limitation on Indebtedness;" (v) at the time of the transaction each Guarantor, if any, unless it is the other party to the transactions described above, will have by supplemental indenture confirmed that its Guarantees shall apply to such Person's obligations under the Indenture and the Notes; (vi) at the time of the transaction if any of the property or assets of the Company or any of its Subsidiaries would thereupon become subject to any Lien, the provisions of "-- Certain Covenants -- Limitation on Liens" are complied with; and (vii) at the time of the transaction the Company or the Surviving Entity will have delivered, or caused to be delivered, to the Trustee, in form and substance reasonably satisfactory to the Trustee, an officers' certificate and an opinion of counsel, each to the effect that such consolidation, merger, transfer, sale, assignment, conveyance, transfer, lease or other transaction and the supplemental indenture in respect thereof comply with the Indenture and that all conditions precedent therein provided for relating to such transaction have been complied with. (Section 801)

     The Indenture will also contain a provision which limits the ability of each Guarantor to, in a single transaction or through a series of related transactions, consolidate with or merge with or into any other Person (other than the Company or any Guarantor) or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets on a Consolidated basis to any Person or group of affiliated Persons (other than the Company or any Guarantor) without meeting certain exceptions.

     In the event of any transaction (other than a lease) described in and complying with the conditions listed in the two immediately preceding paragraphs in which the Company or any Guarantor, as the case may be, is not the continuing corporation, the successor Person formed or remaining shall succeed to, and be substituted for, and may exercise every right and power of, the Company, and the Company or any Guarantor, as the case may be, would be discharged from all obligations and covenants under the Indenture and the Notes or its Guarantee, as the case may be. (Section 802)

EVENTS OF DEFAULT

     An Event of Default will occur under the Indenture if:

          (i) there shall be a default in the payment of any interest on any Note when it becomes due and payable, and such default shall continue for a period of 30 days;

          (ii) there shall be a default in the payment of the principal of (or premium, if any, on) any Note at its Maturity (upon acceleration, optional or mandatory redemption, required repurchase or otherwise);

          (iii) there shall be a default in the performance, or breach, of any covenant or agreement of the Company or any Guarantor under the Indenture or any Guarantee (other than a default in the performance, or breach, of a covenant or agreement which is specifically dealt with in clause (i), (ii) or (iv)) and such default or breach shall continue for a period of 30 days after written notice has been given, by certified mail, (x) to the Company by the Trustee or (y) to the Company and the Trustee by the holders of at least 25% in aggregate principal amount of the outstanding Notes;

          (iv) (a) there shall be a default in the performance or breach of the provisions described in "-- Consolidation, Merger, Sale of Assets;" (b) the Company shall have failed to make or consummate an Offer required under the provisions of "-- Certain Covenants -- Limitation on Sale of Assets;" or
     (c) the Company shall have failed to make or consummate a Change of Control Offer required under the provisions of "Purchase of Notes Upon a Change of Control;"

          (v) one or more defaults shall have occurred under any of the agreements, indentures or instruments under which the Company, any Guarantor or any Subsidiary then has outstanding Indebtedness in excess of $10 million, individually or in the aggregate, and either (a) such default results from the failure to pay such Indebtedness at its stated final maturity or (b) such default or defaults have resulted in the acceleration of the maturity of such Indebtedness;

          (vi) either (a) the collateral agent under the Bank Credit Facility or
     (b) if the Bank Credit Facility shall no longer be in force and effect, any holder of at least $10 million in aggregate principal amount of Indebtedness of the Company or any Restricted Subsidiary shall commence judicial proceedings to foreclose upon assets of the Company or any of its Restricted Subsidiaries having an aggregate Fair Market Value, individually or in the aggregate, in excess of $10 million or shall have exercised any right under applicable law or applicable security documents to take ownership of any such assets in lieu of foreclosure;

          (vii) any Guarantee shall for any reason cease to be, or shall for any reason be asserted in writing by any Guarantor or the Company not to be, in full force and effect and enforceable in accordance with its terms except to the extent contemplated by the Indenture and any such Guarantee;

          (viii) one or more judgments, orders or decrees for the payment of money in excess of $10 million, either individually or in the aggregate, shall be rendered against the Company, any Guarantor or any Subsidiary or any of their respective properties and shall not be discharged and either
     (a) any creditor shall have commenced an enforcement proceeding upon such judgment, order or decree or (b) there shall have been a period of 60 consecutive days during which a stay of enforcement of such judgment or order, by reason of an appeal or otherwise, shall not be in effect;

          (ix) there shall have been the entry by a court of competent jurisdiction of (a) a decree or order for relief in respect of the Company, any Guarantor or any Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or (b) a decree or order adjudging the Company, any Guarantor or any Subsidiary bankrupt or insolvent, or seeking reorganization, arrangement, adjustment or composition of or in respect of the Company, any Guarantor or any Subsidiary under any applicable federal or state law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of the Company, any Guarantor or any Subsidiary or of any substantial part of their respective properties, or ordering the winding up or liquidation of their respective affairs, and any such decree or order for relief shall continue to be in effect, or any such other decree or order shall be unstayed and in effect, for a period of 60 consecutive days; or

          (x) (a) the Company, any Guarantor or any Subsidiary commences a voluntary case or proceeding under any applicable Bankruptcy Law or any other case or proceeding to be adjudicated bankrupt or insolvent, (b) the Company, any Guarantor or any Subsidiary consents to the entry of a decree or order for relief in respect of the Company, such Guarantor or such Subsidiary in an involuntary case or proceeding under any applicable Bankruptcy Law or to the commencement of any bankruptcy or insolvency case or proceeding against it, (c) the Company, any Guarantor or any Subsidiary files a petition or answer or consent seeking reorganization or relief under any applicable federal or state law, (d) the Company, any Guarantor or any Subsidiary (I) consents to the filing of such petition or the appointment of, or taking possession by, a custodian, receiver, liquidator, assignee, trustee, sequestrator or similar official of the Company, any Guarantor or such Subsidiary or of any substantial part of their respective properties, (II) makes an assignment for the benefit of creditors or (III) admits in writing its inability to pay its debts generally as they become due or (e) the Company, any Guarantor or any Subsidiary takes any corporate action in furtherance of any such actions in this paragraph (x). (Section
     501)

     If an Event of Default (other than as specified in clauses (ix) and (x) of the prior paragraph) shall occur and be continuing with respect to the Indenture, the Trustee or the holders of not less than 25% in aggregate principal amount of the Notes then outstanding may, and the Trustee at the request of such holders shall, declare all unpaid principal of, premium, if any, and accrued interest on all Notes to be due and payable, by a notice in writing to the Company (and to the Trustee if given by the holders of the Notes) and upon any such declaration, such principal, premium, if any, and interest shall become due and payable immediately. If an Event of Default specified in clause
(ix) or (x) of the prior paragraph occurs with respect to the Company and is continuing, then all the Notes shall ipso facto become and be due and payable immediately in an amount equal to the principal amount of the Notes, together with accrued and unpaid interest, if any, to the date the Notes become due and payable, without any declaration or other act on the part of the Trustee or any holder. Thereupon, the Trustee may, at its discretion, proceed to protect and enforce the rights of the holders of Notes by appropriate judicial proceedings.

     After a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee, the holders of a majority in aggregate principal amount of Notes outstanding by written notice to the Company and the Trustee, may rescind and annul such declaration and its consequences if (a) the Company has paid or deposited with the Trustee a sum sufficient to pay (i) all sums paid or advanced by the Trustee under the Indenture and the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, (ii) all overdue interest on all Notes then outstanding, (iii) the principal of and premium, if any, on any Notes then outstanding which have become due otherwise than by such declaration of acceleration and interest thereon at a rate borne by the Notes and (iv) to the extent that payment of such interest is lawful, interest upon overdue interest at the rate borne by the Notes; and (b) all Events of Default, other than the non-payment of principal of the Notes which have become due solely by such declaration of acceleration, have been cured or waived as provided in the Indenture. No such rescission shall affect any subsequent default or impair any right consequent thereon. (Section 502)

     If payment of the Notes is accelerated because of an Event of Default, the Trustee shall promptly notify the agent under the Bank Credit Facility.

     The holders of not less than a majority in aggregate principal amount of the Notes outstanding may on behalf of the holders of all outstanding Notes waive any past default under the Indenture and its consequences, except a default in the payment of the principal of, premium, if any, or interest on any Note or in respect of a covenant or provision which under the Indenture cannot be modified or amended without the consent of the holder of each Note affected by such modification or amendment. (Section 513)

     The Company is also required to notify the Trustee within five business days of the occurrence of any Default. (Section 501) The Company is required to deliver to the Trustee, on or before a date not more than 60 days after the end of each fiscal quarter and not more than 120 days after the end of each fiscal year, a written statement as to compliance with the Indenture, including whether or not any Default has occurred. (Section 1021) The Trustee is under no obligation to exercise any of the rights or powers vested in it by the Indenture at the request or direction of any of the holders of the Notes unless such holders offer to the Trustee security or indemnity satisfactory to the Trustee against the costs, expenses and liabilities which might be incurred thereby. (Section 602)

     The Trust Indenture Act contains limitations on the rights of the Trustee, should it become a creditor of the Company or any Guarantor, if any, to obtain payment of claims in certain cases or to realize on certain property received by it in respect of any such claims, as security or otherwise. The Trustee is permitted to engage in other transactions, provided that if it acquires any conflicting interest it must eliminate such conflict upon the occurrence of an Event of Default or else resign.

DEFEASANCE OR COVENANT DEFEASANCE OF INDENTURE

     The Company may, at its option and at any time, elect to have the obligations of the Company, any Guarantor and any other obligor upon the Notes discharged with respect to the outstanding Notes ("defeasance"). Such defeasance means that the Company, any such Guarantor and any other obligor under the Indenture shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for (i) the rights of holders of such outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due, (ii) the Company's obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes, and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee and (iv) the defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and any Guarantor released with respect to certain covenants that are described in the Indenture ("covenant defeasance") and thereafter any omission to comply with such obligations shall not constitute a Default or an Event of Default with respect to the Notes. In the event covenant defeasance occurs, certain events (not including non-payment, bankruptcy and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes. (Sections 401, 402 and 403)

     In order to exercise either defeasance or covenant defeasance, (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the holders of the Notes cash in United States dollars, U.S. Government Obligations (as defined in the Indenture), or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants or a nationally recognized investment banking firm, to pay and discharge the principal of, premium, if any, and interest on the outstanding Notes on the Stated Maturity (or on any date after April 1, 2002 (such date being referred to as the "Defeasance Redemption Date"), if at or prior to electing either defeasance or covenant defeasance, the Company has delivered to the Trustee an irrevocable notice to redeem all of the outstanding Notes on the Defeasance Redemption Date); (ii) in the case of defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States stating that (A) the Company has received from, or there has been published by, the Internal Revenue Service a ruling or (B) since the date of the Indenture, there has been a change in the applicable federal income tax law, in either case to the effect that, and based thereon such opinion of independent counsel in the United States shall confirm that, the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred; (iii) in the case of covenant defeasance, the Company shall have delivered to the Trustee an opinion of independent counsel in the United States to the effect that the holders of the outstanding Notes will not recognize income, gain or loss for federal income tax purposes as a result of such covenant defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred; (iv) no Default or Event of Default shall have occurred and be continuing on the date of such deposit or insofar as clauses
(ix) or (x) under the first paragraph under -- "Events of Default" are concerned, at any time during the period ending on the 91st day after the date of deposit; (v) such defeasance or covenant defeasance shall not cause the Trustee for the Notes to have a conflicting interest as defined in the Indenture and for purposes of the Trust Indenture Act with respect to any securities of the Company or any Guarantor; (vi) such defeasance or covenant defeasance shall not result in a breach or violation of, or constitute a Default under, the Indenture or any other material agreement or instrument to which the Company, any Guarantor or any Subsidiary is a party or by which it is bound; (vii) such defeasance or covenant defeasance shall not result in the trust arising from such deposit constituting an investment company within the meaning of the Investment Company Act of 1940, as amended, unless such trust shall be registered under such Act or exempt from registration thereunder; (viii) the Company will have delivered to the Trustee an opinion of independent counsel in the United States to the effect that after the 91st day following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally; (ix) the Company shall have delivered to the Trustee an officers' certificate stating that the deposit was not made by the Company with the intent of preferring the holders of the Notes or any Guarantee over the other creditors of the Company or any Guarantor with the intent of defeating, hindering, delaying or defrauding creditors of the Company, any Guarantor or others; (x) no event or condition shall exist that would prevent the Company from making payments of the principal of, premium, if any, and interest on the Notes on the date of such deposit or at any time ending on the 91st day after the date of such deposit; and (xi) the Company will have delivered to the Trustee an officers' certificate and an opinion of independent counsel, each stating that all conditions precedent provided for relating to either the defeasance or the covenant defeasance, as the case may be, have been complied with. (Section 404)

SATISFACTION AND DISCHARGE

     The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration of transfer or exchange of the Notes as expressly provided for in the Indenture) as to all outstanding Notes under the Indenture when (a) either (i) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid or Notes whose payment has been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust as provided for in the Indenture) have been delivered to the Trustee for cancellation or (ii) all Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable, (y) will become due and payable at their Stated Maturity within one year, or (z) are to be called for redemption within one year under arrangements satisfactory to the applicable Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company; and the Company or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust an amount in United States dollars sufficient to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, including principal of, premium, if any, and accrued interest at such Maturity, Stated Maturity or redemption date; (b) the Company or any Guarantor has paid or caused to be paid all other sums payable under the Indenture by the Company and any Guarantor; and (c) the Company has delivered to the Trustee an officers' certificate and an opinion of independent counsel each stating that (i) all conditions precedent under the Indenture relating to the satisfaction and discharge of such Indenture have been complied with and (ii) such satisfaction and discharge will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which the Company, any Guarantor or any Subsidiary is a party or by which the Company, any Guarantor or any Subsidiary is bound. (Section 1301)

MODIFICATIONS AND AMENDMENTS

     Modifications and amendments of the Indenture may be made by the Company, each Guarantor, if any, and the Trustee with the consent of the holders of at least a majority of aggregate principal amount of the Notes then outstanding; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding Note affected thereby: (i) change the Stated Maturity of the principal of, or any installment of interest on, or change to an earlier date any redemption date of, or waive a default in the payment of the principal or interest on, any such Note or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change the coin or currency in which the principal of any such Note or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment after the Stated Maturity thereof (or, in the case of redemption, on or after the redemption date); (ii) amend, change or modify the obligation of the Company to make and consummate an Offer with respect to any Asset Sale or Asset Sales in accordance with "-- Certain Covenants -- Limitation on Sale of Assets" or the obligation of the Company to make and consummate a Change of Control Offer in the event of a Change of Control in accordance with "-- Purchase of Notes Upon a Change of Control," including, in each case, amending, changing or modifying any definitions relating thereto; (iii) reduce the percentage in principal amount of such outstanding Notes, the consent of whose holders is required for any such supplemental indenture, or the consent of whose holders is required for any waiver or compliance with certain provisions of the Indenture; (iv) modify any of the provisions relating to supplemental indentures requiring the consent of holders or relating to the waiver of past defaults or relating to the waiver of certain covenants, except to increase the percentage of such outstanding Notes required for such actions or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the holder of each such Note affected thereby; (v) except as otherwise permitted under "Consolidation, Merger, Sale of Assets," consent to the assignment or transfer by the Company or any Guarantor of any of its rights and obligations under the Indenture; or (vi) amend or modify any of the provisions of the Indenture relating to the subordination of the Notes or any Guarantee thereof in any manner adverse to the holders of the Notes or any such Guarantee. (Section 902)

     Notwithstanding the foregoing, without the consent of any holders of the Notes, the Company, any Guarantor and the Trustee may modify or amend the
Indenture: (a) to evidence the succession of another Person to the Company or a Guarantor, and the assumption by any such successor of the covenants of the Company or such Guarantor in the Indenture and in the Notes and in any Guarantee in accordance with "-- Consolidation, Merger, Sale of Assets;" (b) to add to the covenants of the Company, any Guarantor or any other obligor upon the Notes for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company or any Guarantor or any other obligor upon the Notes, as applicable, in the Indenture, in the Notes or in any Guarantee; (c) to cure any ambiguity, or to correct or supplement any provision in the Indenture, the Notes or any Guarantee which may be defective or inconsistent with any other provision in the Indenture, the Notes or any Guarantee or make any other provisions with respect to matters or questions arising under the Indenture, the Notes or any Guarantee; provided that, in each case, such provisions shall not adversely affect the interest of the holders of the Notes; (d) to comply with the requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act; (e) to add a Guarantor under the Indenture; (f) to evidence and provide the acceptance of the appointment of a successor Trustee under the Indenture; or (g) to mortgage, pledge, hypothecate or grant a security interest in favor of the Trustee for the benefit of the holders of the Notes as additional security for the payment and performance of the Company's and any Guarantor's obligations under the Indenture, in any property, or assets, including any of which are required to be mortgaged, pledged or hypothecated, or in which a security interest is required to be granted to the Trustee pursuant to the Indenture or otherwise. (Section
901)

     The holders of a majority in aggregate principal amount of the Notes outstanding may waive compliance with certain restrictive covenants and provisions of the Indenture. (Section 1021)

GOVERNING LAW

     The Indenture, the Notes and any Guarantee will be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to the conflicts of law principles thereof.

CONCERNING THE TRUSTEE

     The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue as Trustee with such conflict or resign as Trustee. (Sections 608 and 611)

     The holders of a majority in principal amount of the then outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default occurs (which has not been cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Notes unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense. (Section 602)

CERTAIN DEFINITIONS

     "Acquired Indebtedness" means Indebtedness of a Person (i) existing at the time such Person becomes a Restricted Subsidiary or (ii) assumed in connection with the acquisition of assets from such Person, in each case, other than Indebtedness incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary or such acquisition, as the case may be. Acquired Indebtedness shall be deemed to be incurred on the date of the related acquisition of assets from any Person or the date the acquired Person becomes a Restricted Subsidiary, as the case may be.

     "Affiliate" means, with respect to any specified Person: (i) any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person; (ii) any other Person that owns, directly or indirectly, 5% or more of such specified Person's Capital Stock or any officer or director of any such specified Person or other Person or, with respect to any natural Person, any person having a relationship with such Person by blood, marriage or adoption not more remote than first cousin; or
(iii) any other Person 5% or more of the Voting Stock of which is beneficially owned or held directly or indirectly by such specified Person. For the purposes of this definition, "control" when used with respect to any specified Person means the power to direct the management and policies of such Person, directly or indirectly, whether through ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing.

     "Asset Sale" means any sale, issuance, conveyance, transfer, lease or other disposition (including, without limitation, by way of merger, consolidation or sale and leaseback transaction) (collectively, a "transfer"), directly or indirectly, in one or a series of related transactions, of: (i) any Capital Stock of any Restricted Subsidiary; (ii) all or substantially all of the properties and assets of any division or line of business of the Company or its Restricted Subsidiaries; or (iii) any other properties or assets of the Company or any Restricted Subsidiary other than in the ordinary course of business. For the purposes of this definition, the term "Asset Sale" shall not include any transfer of properties and assets (A) that is governed by the provisions described under "-- Consolidation, Merger, Sale of Assets," (B) that is by the Company to any Guarantor, or by any Restricted Subsidiary to the Company or any Wholly Owned Restricted Subsidiary in accordance with the terms of the Indenture, (C) that is of obsolete equipment in the ordinary course of business or (D) the Fair Market Value of which in the aggregate does not exceed $1,000,000 in any transaction or series of related transactions.

     "Average Life to Stated Maturity" means, as of the date of determination with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of (a) the number of years from the date of determination to the date or dates of each successive scheduled principal payment of such Indebtedness multiplied by (b) the amount of each such principal payment by (ii) the sum of all such principal payments.

     "Bankruptcy Law" means Title 11, United States Bankruptcy Code of 1978, as amended, or any similar United States federal or state law relating to bankruptcy, insolvency, receivership, winding up, liquidation, reorganization or relief of debtors or any amendment to, succession to or change in any such law.

     "Bank Credit Facility" means the Multicurrency Credit Agreement, dated as of September 19, 1996, among the Company, the Banks Party Thereto, and Harris Trust and Savings Bank, as Agent, as such agreement, in whole or in part, may be amended, renewed, extended, substituted, refinanced, restructured, replaced, supplemented or otherwise modified from time to time (including, without limitation, any successive renewals, extensions, substitutions, refinancings, restructurings, replacements, supplementations or other modifications of the foregoing.

     "Banks" means the lenders under the Bank Credit Facility.

     "Capital Lease Obligation" of any Person means any obligation of such Person and its Subsidiaries on a Consolidated basis under any capital lease of real or personal property which, in accordance with GAAP, has been recorded as a capitalized lease obligation.

     "Capital Stock" of any Person means any and all shares, interests, participations or other equivalents (however designated) of such Person's capital stock or other equity interests whether now outstanding or issued after the date of the Indenture.

     "Change of Control" means the occurrence of any of the following events:
(i) any "person" or "group" (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act, except that a Person shall be deemed to have beneficial ownership of all shares that such Person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of more than 35% of the total outstanding Voting Stock of the Company; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the board of directors of the Company (together with any new directors whose election to such board or whose nomination for election by the stockholders of the Company was approved by a vote of 66 2/3% of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved), cease for any reason to constitute a majority of such board of directors then in office; (iii) the Company consolidates with or merges with or into any Person or conveys, transfers or leases all or substantially all of its assets to any Person, or any corporation consolidates with or merges into or with the Company in any such event pursuant to a transaction in which the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property, other than any such transaction where the outstanding Voting Stock of the Company is not changed or exchanged at all (except to the extent necessary to reflect a change in the jurisdiction of incorporation of the Company or where
(A) the outstanding Voting Stock of the Company is changed into or exchanged for
(x) Voting Stock of the surviving corporation which is not Redeemable Capital Stock or (y) cash, securities and other property (other than Capital Stock of the surviving corporation) in an amount which could be paid by the Company as a Restricted Payment as described under "-- Certain Covenants -- Limitation on Restricted Payments" (and such amount shall be treated as a Restricted Payment subject to the provisions in the Indenture described under "-- Certain Covenants -- Limitation on Restricted Payments") and (B) no "person" or "group," other than Permitted Holders, owns immediately after such transaction, directly or indirectly, more than 35% of the total outstanding Voting Stock of the surviving corporation; or (iv) the Company is liquidated or dissolved or adopts a plan of liquidation or dissolution other than in a transaction which complies with the provisions described under " -- Consolidation, Merger, Sale of Assets."

     "Commission" means the Securities and Exchange Commission, as from time to time constituted, created under the Exchange Act, or if at any time after the execution of the Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act then the body performing such duties at such time.

     "Commodity Price Protection Agreement" means any forward contract, commodity swap, commodity option or other similar financial agreement or arrangement relating to, or the value which is dependent upon, fluctuations in commodity prices.

     "Common Stock" means the common stock, no par value per share, of the Company.

     "Company" means Titan Wheel International, Inc., a corporation incorporated under the laws of Illinois, until a successor Person shall have become such pursuant to the applicable provisions of the Indenture, and thereafter "Company" shall mean such successor Person.

     "Consolidated Fixed Charge Coverage Ratio" of any Person means, for any period, the ratio of (a) the sum of Consolidated Net Income (Loss), Consolidated Interest Expense, Consolidated Income Tax Expense and Consolidated Non-cash Charges deducted in computing Consolidated Net Income (Loss) in each case, for such period, of such Person and its Restricted Subsidiaries on a Consolidated basis, all determined in accordance with GAAP to (b) the sum of Consolidated Interest Expense for such period and cash and non-cash dividends paid on any Preferred Stock and Redeemable Capital Stock of such Person during such period in each case after giving pro forma effect to (i) the incurrence of the Indebtedness giving rise to the need to make such calculation and (if applicable) the application of the net proceeds therefrom, including to refinance other Indebtedness, as if such Indebtedness was incurred, and the application of such proceeds occurred, on the first day of such period; (ii) the incurrence, repayment or retirement of any other Indebtedness by the Company and its Restricted Subsidiaries since the first day of such period as if such Indebtedness was incurred, repaid or retired at the beginning of such period (except that, in making such computation, the amount of Indebtedness under any revolving credit facility shall be computed based upon the average daily balance of such Indebtedness during such period); (iii) in the case of Acquired Indebtedness or any acquisition occurring at the time of the incurrence of such Indebtedness, the related acquisition, assuming such acquisition had been consummated on the first day of such period; and (iv) any acquisition or disposition by the Company and its Restricted Subsidiaries of any company or any business or any assets out of the ordinary course of business, whether by merger, stock purchase or sale or asset purchase or sale, or any related repayment of Indebtedness, in each case since the first day of such applicable period, assuming such acquisition or disposition had been consummated on the first day of such period; provided that (i) in making such computation, the Consolidated Interest Expense attributable to interest on any Indebtedness computed on a pro forma basis and (A) bearing a floating interest rate shall be computed as if the rate in effect on the date of computation had been the applicable rate for the entire period and (B) which was not outstanding during the period for which the computation is being made but which bears, at the option of such Person, a fixed or floating rate of interest, shall be computed by applying at the option of such Person either the fixed or floating rate and
(ii) in making such computation, the Consolidated Interest Expense of such Person attributable to interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period.

     "Consolidated Income Tax Expense" of any Person means, for any period, the provision for federal, state, local and foreign income taxes of such Person and its Consolidated Restricted Subsidiaries for such period as determined in accordance with GAAP.

     "Consolidated Interest Expense" of any Person means, without duplication, for any period, the sum of (a) the interest expense of such Person and its Restricted Subsidiaries for such period, on a Consolidated basis, including, without limitation, (i) amortization of debt discount, (ii) the net costs associated with Interest Rate Agreements, Currency Hedging Agreements and Commodity Price Protection Agreements (including amortization of discounts),
(iii) the interest portion of any deferred payment obligation and (iv) accrued interest, plus (b) (i) the interest component of the Capital Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period and (ii) all capitalized interest of such Person and its Restricted Subsidiaries plus (c) the interest expense under any Guaranteed Debt of such Person and any Restricted Subsidiary to the extent not included under clause (a)(iv) above, in each case as determined on a Consolidated basis in accordance with GAAP.

     "Consolidated Net Income (Loss)" of any Person means, for any period, the Consolidated net income (or loss) of such Person and its Restricted Subsidiaries for such period on a Consolidated basis as determined in accordance with GAAP, adjusted, to the extent included in calculating such net income (or loss), by excluding, without duplication, (i) all extraordinary gains or losses (less all fees and expenses relating thereto), (ii) the portion of net income (or loss) of such Person and its Restricted Subsidiaries on a Consolidated basis allocable to minority interests in unconsolidated Persons to the extent that cash dividends or distributions have not actually been received by such Person or one of its Consolidated Restricted

Subsidiaries, (iii) net income (or loss) of any Person combined with such Person or any of its Restricted Subsidiaries on a "pooling of interests" basis attributable to any period prior to the date of combination, (iv) any gain or loss, net of taxes, realized upon the termination of any employee pension benefit plan, (v) net gains (or losses) (less all fees and expenses relating thereto) in respect of dispositions of assets other than in the ordinary course of business, (vi) the net income of any Restricted Subsidiary to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is not at the time permitted, directly or indirectly, by operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Subsidiary or its stockholders, (vii) any restoration to income of any contingency reserve, except to the extent provision for such reserve was made out of income accrued at any time following the date of the Indenture, or (viii) any gain arising from the acquisition of any securities, or the extinguishment, under GAAP, of any Indebtedness of such Person.

     "Consolidated Net Tangible Assets" of any Person means, as of any date, (a) all amounts that would be shown as assets on a Consolidated balance sheet of such Person and its Subsidiaries prepared in accordance with GAAP, less (b) the amount thereof constituting goodwill and other intangible assets as calculated in accordance with GAAP.

     "Consolidated Net Worth" of any Person, as of a date, means the Consolidated stockholders' equity (excluding Redeemable Capital Stock) of such Person and its Restricted Subsidiaries, as of such date, as determined in accordance with GAAP.

     "Consolidated Non-cash Charges" of any Person means, for any period, the aggregate depreciation, amortization and other non-cash charges of such Person and its subsidiaries on a Consolidated basis for such period, as determined in accordance with GAAP (excluding any non-cash charge which requires an accrual or reserve for cash charges for any future period).

     "Consolidation" means, with respect to any Person, the consolidation of the accounts of such Person and each of its subsidiaries if and to the extent the accounts of such Person and each of its subsidiaries would normally be consolidated with those of such Person, all in accordance with GAAP. The term "Consolidated" shall have a similar meaning.

     "Currency Hedging Arrangements" means one or more of the following agreements which shall be entered into by one or more financial institutions: foreign exchange contracts, currency swap agreements or other similar agreements or arrangements designed to protect against the fluctuations in currency values.

     "Default" means any event which is, or after notice or passage of any time or both would be, an Event of Default.

     "Disinterested Director" means, with respect to any transaction or series of related transactions, a member of the board of directors of the Company who does not have any material direct or indirect financial interest in or with respect to such transaction or series of related transactions.

     "Equity Dutch Auction" shall mean the tender offer of the Company, dated February 25, 1997, to purchase up to 5 million shares of Common Stock on the terms described therein, as such tender offer may be supplemented or amended.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any successor statute.

     "Fair Market Value" means, with respect to any asset or property, the sale value that would be obtained in an arm's-length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy. Fair Market Value shall be determined by the board of directors of the Company acting in good faith and shall be evidenced by a resolution of the board of directors.

     "Generally Accepted Accounting Principles" or "GAAP" means generally accepted accounting principles in the United States, consistently applied, which are in effect on the date of the Indenture.

     "Guarantee" means the guarantee by any Guarantor of the Company's Indenture Obligations.

     "Guaranteed Debt" of any Person means, without duplication, all Indebtedness of any other Person referred to in the definition of Indebtedness below guaranteed directly or indirectly in any manner by such Person, or in effect guaranteed directly or indirectly by such Person through an agreement (i) to pay or purchase such Indebtedness or to advance or supply funds for the payment or purchase of such Indebtedness, (ii) to purchase, sell or lease (as lessee or lessor) property, or to purchase or sell services, primarily for the purpose of enabling the debtor to make payment of such Indebtedness or to assure the holder of such Indebtedness against loss, (iii) to supply funds to, or in any other manner invest in, the debtor (including any agreement to pay for property or services without requiring that such property be received or such services be rendered), (iv) to maintain working capital or equity capital of the debtor, or otherwise to maintain the net worth, solvency or other financial condition of the debtor or (v) otherwise to assure a creditor against loss; provided that the term "guarantee" shall not include endorsements for collection or deposit, in either case in the ordinary course of business.

     "Guarantor" means any Restricted Subsidiary which is a guarantor of the Notes, including any Person that is required after the date of the Indenture to execute a guarantee of the Notes pursuant to the "Limitations on Liens" covenant or the "Limitation on Issuance of Guarantees of Indebtedness" covenant until a successor replaces such party pursuant to the applicable provisions of the Indenture and, thereafter, shall mean such successor.

     "Indebtedness" means, with respect to any Person, without duplication, (i) all indebtedness of such Person for borrowed money or for the deferred purchase price of property or services, excluding any trade payables and other accrued current liabilities arising in the ordinary course of business, but including, without limitation, all obligations, contingent or otherwise, of such Person in connection with any letters of credit issued under letter of credit facilities, acceptance facilities or other similar facilities, (ii) all obligations of such Person evidenced by bonds, notes, debentures or other similar instruments, (iii) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even if the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), but excluding trade payables arising in the ordinary course of business, (iv) all obligations under Interest Rate Agreements, Currency Hedging Agreements or Commodity Price Protection Agreements of such Person, (v) all Capital Lease Obligations of such Person, (vi) all Indebtedness referred to in clauses (i) through (v) above of other Persons and all dividends of other Persons, the payment of which is secured by (or for which the holder of such Indebtedness has an existing right, contingent or otherwise, to be secured by) any Lien, upon or with respect to property (including, without limitation, accounts and contract rights) owned by such Person, even though such Person has not assumed or become liable for the payment of such Indebtedness, (vii) all Guaranteed Debt of such Person, (viii) all Redeemable Capital Stock issued by such Person valued at the greater of its voluntary or involuntary maximum fixed repurchase price plus accrued and unpaid dividends, and (ix) any amendment, supplement, modification, deferral, renewal, extension, refunding or refinancing of any liability of the types referred to in clauses (i) through (viii) above. For purposes hereof, the "maximum fixed repurchase price" of any Redeemable Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Redeemable Capital Stock as if such Redeemable Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Redeemable Capital Stock, such Fair Market Value to be determined in good faith by the board of directors of the issuer of such Redeemable Capital Stock.

     "Indenture Obligations" means the obligations of the Company and any other obligor under the Indenture or under the Notes including any Guarantor, to pay principal of, premium, if any, and interest when due and payable, and all other amounts due or to become due under or in connection with the Indenture, the Notes and the performance of all other obligations to the Trustee and the holders under the Indenture and the Notes, according to the respective terms thereof.

     "Interest Rate Agreements" means one or more of the following agreements which shall be entered into by one or more financial institutions: interest rate protection agreements (including, without limitation, interest rate swaps, caps, floors, collars and similar agreements) and/or other types of interest rate hedging agreements from time to time.

     "Investment" means, with respect to any Person, directly or indirectly, any advance, loan (including guarantees), or other extension of credit or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase, acquisition or ownership by such Person of any Capital Stock, bonds, notes, debentures or other securities issued or owned by any other Person and all other items that would be classified as investments on a balance sheet prepared in accordance with GAAP, and shall include (i) the designation of a Restricted Subsidiary as an Unrestricted Subsidiary and (ii) the Fair Market Value of the Capital Stock (or any other Investment), held by the Company or any of its Restricted Subsidiaries, of (or in) any Person that has ceased to be a Restricted Subsidiary. For purposes of the definition of "Unrestricted Subsidiary" and the "Limitation on Restricted Payments" covenant, (i) "Investment" shall include the Fair Market Value of the assets (net of liabilities (other than the liabilities to the Company or any of its Restricted Subsidiaries)) of any Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary, (ii) the Fair Market Value of the assets (net of liabilities (other than liabilities to the Company or any of its Restricted Subsidiaries)) of any Unrestricted Subsidiary at the time that such Unrestricted Subsidiary is designated a Restricted Subsidiary shall be considered a reduction in outstanding Investments and (iii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer.

     "Lien" means any mortgage or deed of trust, charge, pledge, lien (statutory or otherwise), privilege, security interest, assignment, deposit, arrangement, easement, hypothecation, claim, preference, priority or other encumbrance upon or with respect to any property of any kind (including any conditional sale, capital lease or other title retention agreement, any leases in the nature thereof, and any agreement to give any security interest), real or personal, movable or immovable, now owned or hereafter acquired.

     "Maturity" means, when used with respect to the Notes, the date on which the principal of the Notes becomes due and payable as therein provided or as provided in the Indenture, whether at Stated Maturity, the Offer Date or the redemption date and whether by declaration of acceleration, Offer in respect of Excess Proceeds, Change of Control Offer in respect of a Change of Control, call for redemption or otherwise.

     "Net Cash Proceeds" means (a) with respect to any Asset Sale by any Person, the proceeds thereof (without duplication in respect of all Asset Sales) in the form of cash or Temporary Cash Investments including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Temporary Cash Investments (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary) net of (i) brokerage commissions and other reasonable fees and expenses (including fees and expenses of counsel and investment bankers) related to such Asset Sale, (ii) provisions for all taxes payable as a result of such Asset Sale, (iii) payments made to retire Indebtedness where payment of such Indebtedness is secured by the assets or properties the subject of such Asset Sale, (iv) amounts required to be paid to any Person (other than the Company or any Restricted Subsidiary) owning a beneficial interest in the assets subject to the Asset Sale and (v) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, all as reflected in an officers' certificate delivered to the Trustee and (b) with respect to any issuance or sale of Capital Stock or options, warrants or rights to purchase Capital Stock, or debt securities or Capital Stock that have been converted into or exchanged for Capital Stock as referred to under "-- Certain Covenants -- Limitation on Restricted Payments," the proceeds of such issuance or sale in the form of cash or Temporary Cash Investments including payments in respect of deferred payment obligations when received in the form of, or stock or other assets when disposed of for, cash or Temporary Cash Investments (except to the extent that such obligations are financed or sold with recourse to the Company or any Restricted Subsidiary), net of attorney's fees, accountant's fees and brokerage, consultation, underwriting and other fees and expenses actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result thereof.

     "Pari Passu Indebtedness" means (a) any Indebtedness of the Company that is pari passu in right of payment to the Notes and (b) with respect to any Guarantee, Indebtedness which ranks pari passu in right of payment to such Guarantee.

     "Permitted Agreement" means any written agreement between a Permitted Venture, on the one hand, and the Company or any Restricted Subsidiary, on the other hand, pursuant to which the Company sells products produced by the Company in the ordinary course of its business at a purchase price not less than the Company's cost.

     "Permitted Holders" means (a) Maurice M.Taylor, Jr., (b) trusts for the benefit of Mr. Taylor or for the benefit of Mr. Taylor's spouse and children or trusts for the benefit of any such trust, (c) entities controlled by Mr. Taylor,
(d) in the event of the death or incapacity of Taylor, his estate (and executors, administrators, committees or other personal representatives), heirs or testamentary legatees and (e) MascoTech, Inc. and any of its subsidiaries and any successors of MascoTech, Inc. and such subsidiaries.

     "Permitted Indebtedness" means:

          (i) Indebtedness outstanding at any time incurred pursuant to the Bank Credit Facility in an aggregate principal amount not to exceed an amount equal to the greater of (A) $250 million, less any amount of Indebtedness permanently repaid and (B) the sum of (x) 90% of the consolidated book value of the accounts receivable of the Company and its Restricted Subsidiaries plus (y) 60% of the consolidated book value of the inventory of the Company and its Restricted Subsidiaries, in each case determined in accordance with GAAP;

          (ii) Indebtedness of the Company pursuant to the Notes and Indebtedness of any Guarantor pursuant to a Guarantee of the Notes;

          (iii) Indebtedness of the Company or any Restricted Subsidiary outstanding on the date of the Indenture and listed on a schedule thereto;

          (iv) Indebtedness of the Company owing to a Restricted Subsidiary; provided that any Indebtedness of the Company owing to a Restricted Subsidiary is made pursuant to an intercompany note in the form attached to the Indenture and is subordinated in right of payment from and after such time as the Notes shall become due and payable (whether at Stated Maturity, acceleration or otherwise) to the payment and performance of the Company's obligations under the Notes; provided, further, that any disposition, pledge or transfer of any such Indebtedness to a Person (other than a disposition, pledge or transfer to a Restricted Subsidiary) shall be deemed to be an incurrence of such Indebtedness by the Company not permitted by this clause (iv);

          (v) Indebtedness of a Wholly Owned Restricted Subsidiary owing to the Company or another Wholly Owned Restricted Subsidiary; provided that any such Indebtedness is made pursuant to an intercompany note in the form attached to the Indenture; provided, further, that (a) any disposition, pledge or transfer of any such Indebtedness to a Person shall be deemed to be an incurrence of such Indebtedness by the obligor not permitted by this clause (v), (other than the Company or any wholly-owned subsidiary) and (b) any transaction pursuant to which any Wholly Owned Restricted Subsidiary, which has Indebtedness owing to the Company or any other Wholly Owned Restricted Subsidiary, ceases to be a Wholly Owned Restricted Subsidiary shall be deemed to be the incurrence of Indebtedness by such Wholly Owned Restricted Subsidiary that is not permitted by this clause (v);

          (vi) guarantees of any Restricted Subsidiary made in accordance with the provisions of "-- Certain Covenants -- Limitation on Issuances of Guarantees of Indebtedness;"

          (vii) obligations of the Company entered into in the ordinary course of business (a) pursuant to Interest Rate Agreements designed to protect the Company or any Restricted Subsidiary against fluctuations in interest rates in respect of Indebtedness of the Company or any Restricted Subsidiary as long as such obligations do not exceed the aggregate principal amount of such Indebtedness then outstanding, (b) under any Currency Hedging Arrangements, which if related to Indebtedness do not increase the amount of such Indebtedness other than as a result of foreign exchange fluctuations, or

     (c) under any Commodity Price Protection Agreements, which if related to Indebtedness do not increase the amount of such Indebtedness other than as a result of foreign exchange fluctuations;

          (viii) Indebtedness of the Company and its Restricted Subsidiaries represented by Capital Lease Obligations or Purchase Money Obligations or other Indebtedness incurred or assumed in connection with the acquisition or development of real or personal, movable or immovable, property in each case incurred for the purpose of financing or refinancing all or any part of the purchase price or cost of construction or improvement of property used in the business of the Company, in an aggregate principal amount pursuant to this clause (viii) not to exceed $20 million outstanding at any time; provided that the principal amount of any Indebtedness permitted under this clause (viii) did not in each case at the time of incurrence exceed the Fair Market Value, as determined by the Company in good faith, of the acquired or constructed asset or improvement so financed;

          (ix) Indebtedness arising from agreements providing for indemnification, adjustment of purchase price or similar obligations, or from guarantees or letters of credit, surety bonds or performance bonds securing any obligation of the Company or any of its Restricted Subsidiaries pursuant to such agreements, in any case incurred in connection with the disposition of any business, assets or Restricted Subsidiary of the Company (other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Restricted Subsidiary of the Company for the purpose of financing such acquisition), in a principal amount not to exceed the actual proceeds actually received by the Company or any Restricted Subsidiary in connection with such disposition;

          (x) any renewals, extensions, substitutions, refundings, refinancings or replacements (collectively, a "refinancing") of any Indebtedness described in clauses (ii) and (iii) of this definition of "Permitted Indebtedness," including any successive refinancings so long as the borrower under such refinancing is the Company or, if not the Company, the same as the borrower of the Indebtedness being refinanced and the aggregate principal amount of Indebtedness represented thereby is not increased by such refinancing plus the lesser of (I) the stated amount of any premium or other payment required to be paid in connection with such a refinancing pursuant to the terms of the Indebtedness being refinanced or (II) the amount of premium or other payment actually paid at such time to refinance the Indebtedness, plus, in either case, the amount of expenses of the Company incurred in connection with such refinancing and (A) in the case of any refinancing of Indebtedness that is Subordinated Indebtedness, such new Indebtedness is made subordinated to the Notes at least to the same extent as the Indebtedness being refinanced and (B) in the case of Pari Passu Indebtedness or Subordinated Indebtedness, as the case may be, such refinancing does not reduce the Average Life to Stated Maturity or the Stated Maturity of such Indebtedness; and

          (xi) Indebtedness of the Company and its Subsidiaries in addition to that described in clauses (i) through (x) above, and any renewals, extensions, substitutions, refinancings or replacements of such Indebtedness, so long as the aggregate principal amount of all such Indebtedness shall not exceed $20 million outstanding at any one time in the aggregate.

     "Permitted Investment" means (i) Investments in any Restricted Subsidiary or any Person which, as a result of such Investment, (a) becomes a Restricted Subsidiary or (b) is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or any Restricted Subsidiary, provided, in the case of both (a) and (b), that such Person's primary business is related, ancillary or complementary to the businesses of the Company and its Restricted Subsidiaries on the date of such Investment; (ii) Indebtedness of the Company or a Restricted Subsidiary described under clauses (iv), (v) and (vi) of the definition of "Permitted Indebtedness;" (iii) Investments in any of the Notes; (iv) Temporary Cash Investments; (v) Investments acquired by the Company or any Restricted Subsidiary in connection with an Asset Sale permitted under "-- Certain Covenants -- Limitation on Sale of Assets" to the extent such Investments are non-cash proceeds as permitted under such covenant; (vi) Investments in existence on the date of the Indenture; (vii) guarantees of Indebtedness of a Wholly Owned Restricted Subsidiary given by the Company or another Wholly Owned Restricted Subsidiary and guarantees of Indebtedness of the Company given by any Restricted Subsidiary, in each case, in accordance with the terms of the Indenture; (viii) Investments in a Permitted Venture in an aggregate amount measured at the time of Investment not to exceed at any one time outstanding 20% of Consolidated Net Tangible Assets of the Company at or prior to June 30, 1999 and 15% of Consolidated Net Tangible Assets of the Company on July 1, 1999 and thereafter, in each case as of the end of the last fiscal quarter; and (ix) Investments in an aggregate amount not to exceed $20 million at any one time outstanding, of which up to $10 million may consist of Capital Stock of the Company. In connection with any assets or property contributed or transferred to any Person as an Investment, such property and assets shall be equal to the Fair Market Value (as determined by the Company's Board of Directors) at the time of Investment.

     "Permitted Venture" means any entity (i) in which the Company or any Restricted Subsidiary owns Capital Stock, (ii) which is not a Restricted Subsidiary and in which no other Affiliate of the Company (other than a Restricted Subsidiary) has an Investment and (iii) which operates in the business of the Company or its Restricted Subsidiaries existing on the date of the Indenture or in businesses reasonably related thereto.

     "Person" means any individual, corporation, limited liability company, partnership, joint venture, association, joint-stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     "Preferred Stock" means, with respect to any Person, any Capital Stock of any class or classes (however designated) which is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such Person, over the Capital Stock of any other class in such Person.

     "Purchase Money Obligation" means any Indebtedness secured by a Lien on assets related to the business of the Company and any additions and accessions thereto, which are purchased by at any time after the Notes are issued; provided that (i) the security agreement or condition sales or other title retention contract pursuant to which the Lien on such assets is created (collectively a "Purchase Money Security Agreement") shall be entered into within 90 days after the purchase or substantial completion of the construction of such assets and shall at all times be confined solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom, (ii) at no time shall the aggregate principal amount of the outstanding Indebtedness secured thereby be increased, except in connection with the purchase of additions and accession thereto and except in respect of fees and other obligations in respect of such Indebtedness and (iii) (A) the aggregate outstanding principal amount of Indebtedness secured thereby (determined on a per asset basis is the case of any additions and accessions) shall not at the time such Purchase Money Security Agreement in entered into exceed 100% of the purchase price to the Company of the assets subject thereto or (B) the Indebtedness secured thereby shall be with recourse solely to the assets so purchased or acquired, any additions and accessions thereto and any proceeds therefrom.

     "Qualified Capital Stock" of any Person means any and all Capital Stock of such Person other than Redeemable Capital Stock.

     "Redeemable Capital Stock" means any Capital Stock that, either by its terms or by the terms of any security into which it is convertible or exchangeable or otherwise, is or upon the happening of an event or passage of time would be, required to be redeemed prior to any Stated Maturity of the principal of the Notes or is redeemable at the option of the holder thereof at any time prior to any such Stated Maturity, or is convertible into or exchangeable for debt securities at any time prior to any such Stated Maturity at the option of the holder thereof.

     "Restricted Subsidiary" means any Subsidiary of the Company other than an Unrestricted Subsidiary.

     "Securities Act" means the Securities Act of 1933, as amended, or any successor statute.

     "Senior Guarantor Indebtedness" means Indebtedness of a Guarantor which secures or guarantees any Senior Indebtedness.

     "Stated Maturity" means, when used with respect to any Indebtedness or any installment of interest thereon, the dates specified in such Indebtedness as the fixed date on which the principal of such Indebtedness or such installment of interest, as the case may be, is due and payable.

     "Subordinated Indebtedness" means Indebtedness of the Company or a Guarantor subordinated in right of payment to the Notes or the Guarantee of such Guarantor, as the case may be.

     "Subsidiary" means any Person, a majority of the equity ownership or the Voting Stock of which is at the time owned, directly or indirectly, by the Company or by one or more other Subsidiaries, or by the Company and one or more other Subsidiaries; provided that any Unrestricted Subsidiary shall not be deemed a Subsidiary under the Notes.

     "Temporary Cash Investments" means (i) any evidence of Indebtedness, maturing not more than one year after the date of acquisition, issued by the United States of America, or an instrumentality or agency thereof, and guaranteed fully as to principal, premium, if any, and interest by the United States of America, (ii) any certificate of deposit (or, with respect to non-U.S. banking institutions, similar instruments) maturing not more than one year after the date of acquisition, issued by, or time deposit of, a commercial banking institution that is a member of the Federal Reserve System or a commercial banking institution organized and located in a country recognized by the United States of America, in each case, that has combined capital and surplus and undivided profits of not less than $500 million (or the foreign currency equivalent thereof), whose debt has a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's Investors Service, Inc. ("Moody's") or any successor rating agency or "A-1" (or higher) according to Standard & Poor's Rating Group, a division of McGraw Hill, Inc. ("S&P"), or any successor rating agency, (iii) commercial paper, maturing not more than one year after the date of acquisition, issued by a corporation (other than an Affiliate or Subsidiary of the Company) organized and existing under the laws of the United States of America with a rating, at the time as of which any investment therein is made, of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P and (iv) any money market deposit accounts issued or offered by a domestic commercial bank or a commercial banking institution organized and located in a country recognized by the United States of America, in each case having capital and surplus in excess of $500 million (or the foreign currency equivalent thereof); provided that the short term debt of such commercial bank has a rating, at the time of Investment, of "P-1" (or higher) according to Moody's or "A-1" (or higher) according to S&P.

     "Trust Indenture Act" means the Trust Indenture Act of 1939, as amended, or any successor statute.

     "Unrestricted Subsidiary" means (i) any Subsidiary of the Company that at the time of determination shall be an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary if all of the following conditions apply: (a) neither the Company nor any of its Subsidiaries provides credit support for Indebtedness of such Subsidiary (including any undertaking, agreement or instrument evidencing such Indebtedness), (b) such Subsidiary is not liable, directly or indirectly, with respect to any Indebtedness other than Unrestricted Subsidiary Indebtedness, (c) any Investment in such Subsidiary made as a result of designating such Subsidiary an Unrestricted Subsidiary shall not violate the provisions of the "-- Certain Covenants -- Limitation on Unrestricted Subsidiaries" covenant and such Unrestricted Subsidiary is not party to any agreement, contract, arrangement or understanding at such time with the Company or any Subsidiary of the Company other than a Permitted Agreement unless the terms of any such agreement, contract, arrangement or understanding are no less favorable to the Company or such Restricted Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company or, in the event such condition is not satisfied, the value of such agreement, contract, arrangement or understanding to such Subsidiary shall be deemed a Restricted Investment, and
(d) such Unrestricted Subsidiary does not own any Capital Stock in any Subsidiary of the Company which is not simultaneously being designated an Unrestricted Subsidiary. Any such designation by the Board of Directors of the Company shall be evidenced to the Trustee by filing with the Trustee a board resolution giving effect to such designation and an officers' certificate certifying that such designation complies with the foregoing conditions and shall be deemed a Restricted Payment on the date of designation in an amount equal to the greater of (1) the net book value of such Investment or (2) the fair market value of such Investment as determined in good faith by the Company's Board of Directors. The Board of Directors of the Company may designate any Unrestricted Subsidiary as a Restricted Subsidiary; provided that
(i) immediately after giving effect to such designation, the Company could incur $1.00 of additional Indebtedness (other than Permitted Indebtedness) pursuant to the restrictions under "-- Certain Covenants

-- Limitation on Indebtedness " and (ii) all Indebtedness of such Subsidiary shall be deemed to be incurred on the date such Subsidiary becomes a Subsidiary.

     "Unrestricted Subsidiary Indebtedness" of any Unrestricted Subsidiary means Indebtedness of such Unrestricted Subsidiary (i) as to which neither the Company nor any Subsidiary is directly or indirectly liable (by virtue of the Company or any such Subsidiary being the primary obligor on, guarantor of, or otherwise liable in any respect to, such Indebtedness), except Guaranteed Debt of the Company or any Subsidiary to any Affiliate, in which case (unless the incurrence of such Guaranteed Debt resulted in a Restricted Payment at the time of incurrence) the Company shall be deemed to have made a Restricted Payment equal to the principal amount of any such Indebtedness to the extent guaranteed at the time such Affiliate is designated an Unrestricted Subsidiary and (ii) which, upon the occurrence of a default with respect thereto, does not result in, or permit any holder of any Indebtedness of the Company or any Restricted Subsidiary to declare, a default on such Indebtedness of the Company or any Restricted Subsidiary or cause the payment thereof to be accelerated or payable prior to its Stated Maturity.

     "Voting Stock" means Capital Stock of the class or classes pursuant to which the holders thereof have the general voting power under ordinary circumstances to elect at least a majority of the board of directors, managers or trustees of a corporation (irrespective of whether or not at the time Capital Stock of any other class or classes shall have or might have voting power by reason of the happening of any contingency).

     "Wholly Owned Subsidiary" means a Subsidiary all the Capital Stock of which is owned by the Company or another Wholly Owned Subsidiary.

BOOK-ENTRY DELIVERY AND FORM

     The certificates representing the Notes will be issued in fully registered form. Except as described in the next paragraph, the Notes initially will be represented by a single, permanent global Note, in definitive, fully registered form without interest coupons (the "Global Note") and will be deposited with the Trustee as custodian for DTC and registered in the name of Cede & Co. or such other nominee as DTC may designate.

     DTC has advised the Company as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the Uniform Commercial Code and a "Clearing Agency" registered pursuant to the provision of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly ("indirect participants").

     Upon the issuance of the Global Note, DTC or its custodian will credit, on its internal system, the respective principal amount of the individual beneficial interests represented by such Global Note to the accounts of persons who have accounts with DTC. Such accounts initially will be designated by or on behalf of the Initial Purchasers. Ownership of beneficial interests in the Global Note will be limited to persons who have accounts with DTC ("participants") or persons who hold interests through participants. Ownership of beneficial interests in the Global Note will be shown on, and the transfer of that ownership will be effected only though, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). QIBs may hold their interests in the Global Note directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

     So long as DTC or its nominee is the registered owner or holder of the Global Note, DTC or such nominee, as the case may be, will be considered the sole record owner or holder of the Notes represented by such Global Note for all purposes under the Indenture and the Notes. No beneficial owners of an interest in the Global Note will be able to transfer that interest except in accordance with DTC's applicable procedures in addition to those provided for under the Indenture.

     Payments of the principal of, premium, if any, and interest on the Global Note will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither the Company, the Trustee, nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Note or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest in respect of the Global Note will credit participants' accounts with payments in amounts proportionate to their respective beneficial ownership interests in the principal amount of such Global Note, as shown on the records of DTC or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Note held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

     Transfer between participants in DTC will be effected in the ordinary way in accordance with DTC rules. If a Holder requires physical delivery of Certificated Notes for any reason, including to sell Notes to persons in states which require such delivery of such Notes or to pledge such Notes, such holder must transfer its interest in the Global Note, in accordance with the normal procedures of DTC and the procedures set forth in the Indenture.

     DTC has advised the Company that DTC will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Note are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an Event of Default under the Indenture, DTC will exchange the Global Note for Certificated Notes, which it will distribute to its participants.

     Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

     Subject to certain conditions, any person having a beneficial interest in the Global Note may, upon request to the Trustee, exchange such beneficial interest for Notes in the form of Certificated Notes. Upon any such issuance, the Trustee is required to register such Certificated Notes in the name of, and cause the same to be delivered to, such person or persons (or the nominee of any thereof). In addition, if DTC is at any time unwilling or unable to continue as a depositary for the Global Note and a successor depositary is not appointed by the Company within 90 days, the Company will issue Certificated Notes in exchange for the Global Note.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company and each of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"), Smith Barney Inc., Schroder Wertheim & Co. Incorporated, Dean Witter Reynolds Inc. and A.G. Edwards & Sons, Inc. (collectively, the "Underwriters"), the Company has agreed to sell to each of the Underwriters and each of the Underwriters severally has agreed to purchase from the Company the aggregate principal amount of the Notes set forth opposite its name below. The Purchase Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will be obligated to purchase all of the Notes if any are purchased.

                        UNDERWRITER                           PRINCIPAL AMOUNT
                        -----------                           ----------------
Merrill Lynch, Pierce, Fenner & Smith
             Incorporated...................................    $ 82,500,000
Smith Barney Inc. ..........................................      37,500,000
Schroder Wertheim & Co. Incorporated........................      15,000,000
Dean Witter Reynolds Inc....................................       7,500,000
A.G. Edwards & Sons, Inc....................................       7,500,000
                                                                ------------
             Total..........................................    $150,000,000
                                                                ============

     The Underwriters propose to offer the Notes to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of .25% of the principal amount of the Notes. The Underwriters may allow, and such dealers may reallow, a discount not in excess of .125% of the principal amount of the Notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

     There is no public trading market for the Notes and the Company does not intend to apply for listing of the Notes on any national securities exchange or for quotation of the Notes on any automated dealer quotation system. The Company has been advised by the Underwriters that they presently intend to make a market in the Notes after the consummation of the Offering contemplated hereby, although they are under no obligation to do so and may discontinue any market-making activities at any time without any notice. No assurance can be given as to the liquidity of the trading market for the Notes or that an active public market for the Notes will develop. If an active public trading market for the Notes does not develop, the market price and liquidity of the Notes may be adversely affected. If the Notes are traded, they may trade at a discount from their initial offering price, depending on prevailing interest rates, the market for similar securities, the performance of the Company and certain other factors.

     The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     The Company has agreed that it will not, without the prior written consent of Merrill Lynch, for a period of 90 days after the date of this Prospectus, directly or indirectly, issue, sell or offer to sell, grant any option for the sale of, or otherwise dispose of, or register for sale, any debt securities, other than the initial sale of the Notes.

     Until the distribution of the Notes is completed, rules of the Commission may limit the ability of the Underwriters and certain selling group members to bid for and purchase the Notes. As an exception to these rules, the Underwriters are permitted to engage in certain transactions that stabilize the price of the Notes. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Notes.

     If the Underwriters create a short position in the Notes in connection with the offering, i.e., if they sell more Notes than are set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Notes in the open market.

     In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases. The imposition of a penalty bid might also have an effect on the price of a security to the extent that it were to discourage resales of the security.

     Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Notes. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

     Merrill Lynch, Smith Barney Inc., and Schroder Wertheim & Co. Incorporated served as underwriters of the Company's equity offering in June 1995. The Company has retained Smith Barney Inc. to act as Dealer Manager in connection with the Offer to Purchase, for which services Smith Barney Inc. will receive customary fees.

                                 LEGAL MATTERS

     The validity of the Notes offered hereby will be passed upon for the Company by Armstrong, Teasdale, Schlafly & Davis (a partnership including professional corporations), St. Louis, Missouri. Certain legal matters relating to the Notes offered hereby will be passed upon for the Underwriters by Fried, Frank, Harris, Shriver & Jacobson (a partnership including professional corporations), New York, New York. Armstrong, Teasdale, Schlafly & Davis will rely on Fried, Frank, Harris, Shriver & Jacobson for purposes of New York law, and Fried, Frank, Harris, Shriver & Jacobson will rely on Armstrong, Teasdale, Schlafly & Davis for purposes of Illinois law.

                                    EXPERTS

     The consolidated financial statements of Titan Wheel International, Inc. and subsidiaries as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, included in this Prospectus, have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given upon the authority of said firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements and other information filed by the Company with the Commission may be inspected and copied at the offices of the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and the Commission's Regional Offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and 500 West Madison St., Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials may also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material may also be accessed electronically by means of the Commission's home page on the Internet at http://www.sec.gov.

     Titan's Common Stock is listed on the New York Stock Exchange under the symbol "TWI." Reports, proxy and information statements and other information concerning Titan may be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

     This Prospectus, which constitutes part of a registration statement (the "Registration Statement") filed by the Company with the Commission under the Securities Act, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and the exhibits thereto, which may be obtained at the public reference facilities maintained by the Commission as provided in the preceding paragraph, for further information with respect to the Company and the securities offered hereby.

Statements contained herein concerning the provisions of such documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission.

     In accordance with the Indenture governing the Notes, Titan will furnish the holders of the Notes with annual reports containing audited financial information and quarterly reports containing summary financial information for the first three quarters of each fiscal year.

                        TITAN WHEEL INTERNATIONAL, INC.
                         INDEX TO FINANCIAL STATEMENTS

TITAN WHEEL INTERNATIONAL, INC.
  -- CONSOLIDATED FINANCIAL STATEMENTS
  Report of Independent Accountants.........................     F-2
  Consolidated Balance Sheets as of December 31, 1994 and
     1995...................................................     F-3
  Consolidated Statements of Operations for the Years Ended
     December 31, 1993, 1994
     and 1995...............................................     F-4
  Consolidated Statements of Changes in Stockholders' Equity
     as of December 31, 1993, 1994
     and 1995...............................................     F-5
  Consolidated Statements of Cash Flows for the Years Ended
     December 31, 1993, 1994
     and 1995...............................................     F-6
  Notes to Consolidated Financial Statements................     F-7
  -- CONDENSED INTERIM FINANCIAL STATEMENTS
  Consolidated Condensed Balance Sheets (Unaudited) as of
     December 31, 1995 and September 30, 1996...............    F-24
  Consolidated Condensed Statements of Operations
     (Unaudited) for the Three and Nine-Month Periods Ended
     September 30, 1995 and 1996............................    F-25
  Consolidated Condensed Statements of Cash Flows
     (Unaudited) for the Nine-Month Periods Ended September
     30, 1995 and 1996......................................    F-26
  Notes to Unaudited Consolidated Condensed Interim
     Financial Statements...................................    F-27

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
and Stockholders of
Titan Wheel International, Inc.

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of cash flows and of changes in stockholders' equity present fairly, in all material respects, the financial position of Titan Wheel International, Inc. and its subsidiaries at December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PRICE WATERHOUSE LLP

St. Louis, Missouri
February 13, 1996

                        TITAN WHEEL INTERNATIONAL, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                  1994              1995
                                                                  ----              ----
                                                                (ALL AMOUNTS IN THOUSANDS,
                                                                    EXCEPT SHARE DATA)
ASSETS
Current assets
  Cash and cash equivalents.................................     $  7,241          $ 14,211
  Marketable securities.....................................           31                32
  Accounts receivable (net of allowance of $2,213 and
     $4,970, respectively)..................................       70,179           107,137
  Inventories (Note 3)......................................      106,963           124,928
  Prepaid and other current assets..........................        7,944            18,592
                                                                 --------          --------
       Total current assets.................................      192,358           264,900
Property, plant and equipment, net (Note 4).................      143,323           178,286
Other assets (Note 6).......................................       28,429            17,701
Goodwill (Note 5)...........................................       36,350            51,248
                                                                 --------          --------
       Total assets.........................................     $400,460          $512,135
                                                                 ========          ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt (Note 7)................     $  3,195          $ 26,419
  Accounts payable..........................................       35,989            58,592
  Other current liabilities (Note 8)........................       33,212            28,631
                                                                 --------          --------
       Total current liabilities............................       72,396           113,642
Deferred income taxes (Note 11).............................       10,778            15,704
Other long-term liabilities (Note 9)........................       31,209            24,612
Long-term debt (Note 7).....................................      178,341           142,305
                                                                 --------          --------
       Total liabilities....................................      292,724           296,263
                                                                 --------          --------
Contingencies (Notes 18 and 19)
Stockholders' equity (Note 17)
  Preferred stock, Class A, no par, $7.50 stated value,
     4,000,000 shares authorized, 1,000,000 and 0 issued and
     outstanding, respectively..............................        7,500                 0
  Common stock, no par, 60,000,000 shares authorized,
     16,275,294 and 22,477,086 issued and outstanding,
     respectively...........................................           16                23
  Additional paid-in capital................................       62,587           152,283
  Common stock warrants.....................................       10,000                 0
  Retained earnings.........................................       27,220            64,142
  Cumulative translation adjustment.........................          413                 8
  Treasury stock at cost: 0 and 78,817 shares,
     respectively...........................................            0              (584)
                                                                 --------          --------
       Total stockholders' equity...........................      107,736           215,872
                                                                 --------          --------
Total liabilities and stockholders' equity..................     $400,460          $512,135
                                                                 ========          ========

          See accompanying notes to consolidated financial statements.

                        TITAN WHEEL INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                    YEAR ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1993        1994        1995
                                                                  ----        ----        ----
                                                                   (ALL AMOUNTS IN THOUSANDS,
                                                                       EXCEPT SHARE DATA)
Net sales (Note 10).........................................    $150,441    $407,000    $623,183
Cost of sales...............................................     125,172     338,568     507,457
                                                                --------    --------    --------
Gross profit................................................      25,269      68,432     115,726
Selling, general and administrative expenses................      10,722      28,343      40,615
Research and development expenses...........................       1,405       2,093       2,056
                                                                --------    --------    --------
Income from operations......................................      13,142      37,996      73,055
Other (income) expense
  Interest expense..........................................       3,242       8,503      12,045
  Minority interest.........................................           0           0       1,210
  Other.....................................................        (214)       (614)     (3,480)
                                                                --------    --------    --------
Income before income taxes..................................      10,114      30,107      63,280
Provision for income taxes (Note 11)........................       3,753      11,627      25,297
                                                                --------    --------    --------
Net income..................................................    $  6,361    $ 18,480    $ 37,983
                                                                ========    ========    ========
Earnings per common share (Note 16):
  Primary...................................................    $    .46    $   1.14    $   1.91
  Fully diluted.............................................         .46         .89        1.50

          See accompanying notes to consolidated financial statements.

                        TITAN WHEEL INTERNATIONAL, INC.

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                     NUMBER OF                NUMBER OF
                                     PREFERRED    PREFERRED     COMMON     COMMON
                                       SHARES       STOCK       SHARES     STOCK
                                     ---------    ---------   ---------    ------
                                     (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA
BALANCE JANUARY 1, 1993............           0    $     0    13,688,116    $14
  Net income.......................
  Dividends paid on common stock...
  Cancellation of pledged shares
    held in escrow.................                           (5,475,616)
  Shares issued in initial public
    offering.......................                            5,287,500
  Shares issued in Dyneer
    transaction....................                            2,317,664      2
  Foreign currency translation
    adjustment.....................
                                     ----------    -------    ----------    ---
BALANCE DECEMBER 31, 1993..........           0          0    15,817,664     16
  Net income.......................
  Dividends paid on common stock...
  Exercise of Dyneer options.......                              441,392
  Issuance of stock under 401(k)
    Plan...........................                               16,238
  Preferred stock issued...........   1,000,000      7,500
  Dividends on preferred stock.....
  Common stock warrants issued.....
  Foreign currency translation
    adjustment.....................
                                     ----------    -------    ----------    ---
BALANCE DECEMBER 31, 1994..........   1,000,000      7,500    16,275,294     16
  Net income.......................
  Dividends paid on common stock...
  Shares issued in public
    offering.......................                            4,312,500      5
  Conversion of subordinated
    notes..........................                            1,405,120      2
  Dyneer contingent
    consideration..................                              426,688
  Exercise of Dyneer options.......                               48,391
  Issuance of stock under 401(k)
    plan...........................                               87,910
  Repurchase of preferred stock....  (1,000,000)    (7,500)
  Dividends on preferred stock.....
  Repurchase of common stock
    warrants.......................
  Foreign currency translation
    adjustment.....................
  Treasury stock transactions......                              (78,817)
                                     ----------    -------    ----------    ---
BALANCE DECEMBER 31, 1995..........           0    $     0    22,477,086    $23
                                     ==========    =======    ==========    ===

                                     ADDITIONAL    COMMON               CUMULATIVE
                                      PAID-IN      STOCK     RETAINED   TRANSLATION   TREASURY
                                      CAPITAL     WARRANTS   EARNINGS   ADJUSTMENT     STOCK
                                     ----------   --------   --------   -----------   --------
                                           (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
BALANCE JANUARY 1, 1993............   $  3,588    $      0   $ 3,036       $   2       $   0
  Net income.......................                            6,361
  Dividends paid on common stock...                             (195)
  Cancellation of pledged shares
    held in escrow.................
  Shares issued in initial public
    offering.......................     32,206
  Shares issued in Dyneer
    transaction....................     21,994
  Foreign currency translation
    adjustment.....................                                         (280)
                                      --------    --------   -------       -----       -----
BALANCE DECEMBER 31, 1993..........     57,788           0     9,202        (278)          0
  Net income.......................                           18,480
  Dividends paid on common stock...                             (432)
  Exercise of Dyneer options.......      4,602
  Issuance of stock under 401(k)
    Plan...........................        197
  Preferred stock issued...........
  Dividends on preferred stock.....                              (30)
  Common stock warrants issued.....                 10,000
  Foreign currency translation
    adjustment.....................                                          691
                                      --------    --------   -------       -----       -----
BALANCE DECEMBER 31, 1994..........     62,587      10,000    27,220         413           0
  Net income.......................                           37,983
  Dividends paid on common stock...                           (1,031)
  Shares issued in public
    offering.......................     64,560
  Conversion of subordinated
    notes..........................     17,414
  Dyneer contingent
    consideration..................      4,717
  Exercise of Dyneer options.......        600
  Issuance of stock under 401(k)
    plan...........................      1,353
  Repurchase of preferred stock....
  Dividends on preferred stock.....                              (30)
  Repurchase of common stock
    warrants.......................                (10,000)
  Foreign currency translation
    adjustment.....................                                         (405)
  Treasury stock transactions......      1,052                                          (584)
                                      --------    --------   -------       -----       -----
BALANCE DECEMBER 31, 1995..........   $152,283    $      0   $64,142       $   8       $(584)
                                      ========    ========   =======       =====       =====

          See accompanying notes to consolidated financial statements

                        TITAN WHEEL INTERNATIONAL, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1993        1994        1995
                                                                  ----        ----        ----
                                                                   (ALL AMOUNTS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income................................................    $  6,361    $ 18,480    $ 37,983
  Adjustments to reconcile net income to net cash provided
     by (used for) operating activities
     Depreciation and amortization..........................       5,333      17,428      23,428
  (Increase) decrease in current assets, excluding the
     effects of acquisitions:
     Accounts receivable....................................       1,603     (24,845)         38
     Inventories............................................     (10,306)    (25,493)      7,161
     Prepaid and other current assets.......................       3,765      (6,423)     (7,314)
  Increase (decrease) in current liabilities, excluding the
     effects of acquisitions:
     Accounts payable.......................................      (8,019)      5,830      (4,624)
     Other current liabilities..............................         290       8,251     (16,124)
  Other.....................................................      (5,804)     (1,598)     (3,057)
                                                                --------    --------    --------
     NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES...      (6,777)     (8,370)     37,491
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisitions, net of cash acquired (Note 2)...............      (3,992)    (41,904)    (17,143)
  Capital expenditures......................................      (5,427)    (15,249)    (20,191)
  (Purchase) sale of marketable securities..................      (3,500)      3,469           0
  Other.....................................................          98           0           0
                                                                --------    --------    --------
     NET CASH (USED FOR) INVESTING ACTIVITIES...............     (12,821)    (53,684)    (37,334)
CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of preferred stock & warrants......           0      17,500           0
  Repurchase of preferred stock & warrants..................           0           0     (17,500)
  Proceeds from long-term borrowings........................       1,000      54,144      58,120
  Repayments on long-term debt..............................     (87,936)    (27,524)    (97,529)
  Proceeds from stock offerings.............................      32,206           0      64,860
  Proceeds from convertible note offering...................     103,500           0           0
  Payments of financing fees................................      (3,448)       (344)       (102)
  Dividends paid............................................         (90)       (462)     (1,061)
  Other.....................................................           0         137          25
                                                                --------    --------    --------
     NET CASH PROVIDED BY FINANCING ACTIVITIES..............      45,232      43,451       6,813
Net increase (decrease) in cash and cash equivalents........      25,634     (18,603)      6,970
Cash and cash equivalents, beginning of year................         210      25,844       7,241
                                                                --------    --------    --------
Cash and cash equivalents, end of year......................    $ 25,844    $  7,241    $ 14,211
                                                                ========    ========    ========

          See accompanying notes to consolidated financial statements.

                        TITAN WHEEL INTERNATIONAL, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND ACQUISITIONS OF THE COMPANY

     Titan Wheel International, Inc. ("Titan" or the "Company"), which was incorporated in 1983, grew during the 1980's through acquiring, revitalizing and amalgamating the operations of several of the largest wheel manufacturers serving the agricultural and off-highway construction equipment markets. In 1990, Titan was acquired in a management led buyout by investors which included Maurice M. Taylor, Jr., the Company's Chief Executive Officer and MascoTech, Inc. ("MascoTech"). The Company completed its initial public offering in May 1993, resulting in issuance of 5,287,500 shares and net proceeds of $32.2 million. A portion of these proceeds was used to re-pay $9 million of subordinated debt to Runnymede Development Corporation and shares pledged to secure the debt were returned.

  Acquisitions

     Each of the following acquisitions was accounted for under the purchase method of accounting.

  Automotive Wheels acquisition

     Effective February 28, 1993, the Company acquired all of the outstanding capital stock of Automotive Wheels, Inc. ("Automotive Wheels") from MascoTech for $8.8 million. Automotive Wheels assembles steel wheels for sale to original equipment manufacturers ("OEMs") in the North American automobile industry. It also manufactures steel and aluminum rims which are sold to manufacturers of wheels for the automobile and light truck after-market. Operating results of Automotive Wheels from February 28, 1993, have been included in the Consolidated Statement of Operations.

  Dyneer Corporation acquisition

     During November 1993, the Company completed its acquisition of Dyneer Corporation ("Dyneer"), a company engaged in the manufacturing of wheels and tires for lawn and garden equipment, golf cars, recreation and industrial trailers, traction enhancing differential systems, mechanical transmission components and systems used in transportation vehicles and mobile equipment. Operating results of Dyneer from November 12, 1993, have been included in the Consolidated Statement of Operations.

     The Company exchanged 2,317,664 shares of its common stock and options to purchase an additional 441,392 shares of its common stock for all of Dyneer's outstanding common stock and all options and warrants to purchase Dyneer common stock. The exchange was preliminarily valued at approximately $28.4 million and resulted in the recording of goodwill in the amount of $23.1 million, which is being amortized on a straight-line basis over 40 years. In 1994, goodwill was increased by $11.2 million resulting from the reallocation of preliminary estimates and adjustment of certain pre-acquisition contingencies, the most significant of which related to environmental liabilities.

     The purchase agreement provided for an earnout based upon the performance of Tractech, a division of Dyneer, and an earnout based upon the extent of environmental remediation costs incurred by Dyneer. During 1994, the Company reached an agreement to settle both earnouts for a total of 426,688 shares of Titan's common stock and options to purchase 82,791 shares of the Company's common stock at an exercise price of $.31 per share. The shares of Titan common stock and options were issued on February 1, 1995. The consideration was recorded as a purchase price accounting adjustment based on the fair value of the shares and options on the issuance date. The transaction discussed above resulted in additional goodwill of $4.4 million in 1995, which is being amortized over its remaining life.

  Dotson Wheel acquisition

     During November 1993, the Company completed the purchase of certain assets of Dotson Wheel, a producer of steel wheels and rims for earthmoving/construction equipment, for a purchase price of

                        TITAN WHEEL INTERNATIONAL, INC.

approximately $5.1 million. The transaction was effected through TD Wheels of Virginia, Inc. ("TD Wheels"), a wholly-owned subsidiary of the Company. Operating results of TD Wheels have been included from the date of acquisition of November 24, 1993.

  Nieman's Limited acquisition

     On January 27, 1994, the Company purchased all of the outstanding stock of Nieman's Limited ("Nieman's") for approximately $1.2 million and repaid $5.3 million of Nieman's debt. The purchase agreement also includes certain earnout provisions. No purchase price adjustments were recorded during 1994 or 1995 as a result of such earnout provisions. Nieman's is a distributor of tires, wheels, axle assemblies and component parts to OEMs. Operating results have been included from the date of acquisition of January 27, 1994.

  Titan Tire acquisition

     Effective July 16, 1994, Titan Tire Corporation ("Titan Tire") acquired the agricultural tire business of Pirelli Armstrong Tire Corporation ("PATC"). In the purchase, Titan Tire acquired certain assets, primarily inventory and equipment and assumed certain liabilities. Titan Tire is engaged in engineering and manufacturing tires for the agricultural market. Operating results of Titan Tire have been included in the Consolidated Statement of Operations from July 16, 1994, the effective date of acquisition.

     The total purchase price consisted of: (i) $10 million obtained through the issuance to PATC of warrants to purchase 2,250,000 shares of the Company's common stock at an exercise price of $24.44 per share (see Note 17); (ii) $7.5 million obtained through the issuance to PATC of one million shares of the Titan's Series A preferred stock convertible into 281,250 shares of the Company's common stock (see Note 17); (iii) $5 million obtained through the Company's regular line of credit. In addition, Titan Tire issued a subordinated note due February 11, 2000, to PATC for approximately $19.7 million with a 7% fixed interest rate (see Note 7). At the time of the purchase, Titan Tire also recorded a purchase price adjustment for a $16.8 million liability which had been recorded by PATC for employee related benefits which were not assumed by Titan. The purchase price was assigned to the net assets acquired based on their fair value at the date of acquisition. The fair value of net assets acquired initially exceeded the purchase price by approximately $11 million and the excess was allocated to reduce the value assigned to machinery and equipment. At December 31, 1995, the $16.8 million liability was reversed. However, the Company estimates that its ultimate liability for matters unrelated to this liability will not exceed $6.5 million and has accrued that amount at December 31, 1995. The net reduction in purchase price resulted in an additional reduction in the value assigned to machinery and equipment.

  Sirmac Group acquisition

     On November 21, 1994, the Company acquired 50 percent of the common stock of the Sirmac SpA and Siria SpA of Italy (the "Sirmac Group", or "Sirmac"). Under certain conditions, Titan has the option to buy the remaining stock of the Sirmac Group from the other shareholders. The Sirmac Group is a major European manufacturer of specialty wheels and other products for the agricultural and earthmoving/construction markets. Titan paid cash of approximately $9.5 million for the common stock. In addition, Titan loaned $9.5 million to the Sirmac Group as part of the purchase. The note receivable from the Sirmac Group bears interest at the Italian prime rate and is payable on December 31, 1997.

     The Company accounted for the investment under the equity method from the date of acquisition until June 30, 1995. Effective July 1, 1995, Titan was able to exert control over the Sirmac Group by making day to day operational decisions; therefore, the Company began consolidating the Sirmac Group in its financial statements. If Sirmac had been consolidated for the entire year, net income and earnings per share would not have been affected.

                        TITAN WHEEL INTERNATIONAL, INC.

  Steel Wheels acquisition

     On February 10, 1995, the Company acquired Lemmerz UK Limited ("Steel Wheels"), a division of Lemmerz Holding GmbH. Steel Wheels is a Kidderminster, England-based manufacturer of steel wheels for off-road and specialty vehicles. The purchase price was approximately $15.2 million, obtained through Titan's revolving credit facility. Results of operations have been included from the date of acquisition of February 10, 1995.

  Grasdorf Titan GmbH acquisition

     On December 28, 1995, the Company purchased a portion of Metallbau Grasdorf GmbH of Germany. Metallbau Grasdorf GmbH, located near Hannover, Germany, is a manufacturer of wheels and rims for the earthmoving and agricultural equipment markets. Titan purchased the manufacturing segment of the business for $2.3 million, and renamed it Grasdorf Titan GmbH ("Titan GmbH").

  Pro forma results (unaudited)

     Assuming the above acquisitions occurred on January 1, 1994, unaudited pro forma net sales, net income and earnings per share for 1994 would have been $534 million, $23 million and $1.06, respectively. Such pro forma results are not necessarily indicative of future results of operations or the results of operations that would have been reported had the acquisitions been completed as of January 1, 1994. Net sales, net income and earnings per share for 1995 would not have been significantly different.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The policies utilized by the Company in the preparation of the financial statements conform to generally accepted accounting principles and require management to make estimates and assumptions that affect the reported amount of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from these estimates and assumptions.

  Basis of consolidation

     The consolidated financial statements include the accounts of the Company and its wholly and majority-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

  Revenue recognition

     Sales revenue and cost of sales are recorded by the Company when products are shipped to customers.

  Inventories

     Inventories are valued at the lower of cost or market, cost determined using the last-in, first-out method ("LIFO"), except for 61% of inventories, which are valued using the first-in, first-out ("FIFO") method. Inventory at foreign divisions is valued using the FIFO method.

  Foreign currency translation

     Gains and losses arising from the settlement of foreign currency transactions are charged to the related period's Consolidated Statement of Operations. Translation adjustments arising from the translation of foreign subsidiary financial statements are recorded as a separate component of stockholders' equity.

                        TITAN WHEEL INTERNATIONAL, INC.

  Customer pallets

     Returnable pallets are billed to customers and upon return, credit memos are issued. The Company records a liability for the estimated pallets to be returned.

  Fixed assets

     Property, plant and equipment have been recorded at cost. Depreciation is provided using the straight-line method over the following estimated useful lives of the related assets:

                                                              YEARS
                                                              -----
Buildings and improvements..................................   25
Machinery and equipment.....................................   10
Tools, dies and molds.......................................    5

     Maintenance and repairs are expensed as incurred. When property, plant and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are eliminated and any gain or loss on disposition is included in other income.

  Deferred financing costs

     Deferred financing costs are primarily costs incurred in connection with the Company's convertible note issuance and credit facilities. The costs associated with the convertible note issuance are being amortized over a period of seven years, the term of the notes. The costs associated with the credit facilities are being amortized over their respective terms.

  Start up costs

     The Company capitalizes pre-operating costs that are directly related to the construction of new plant and production facilities until the facility is operational. Such costs are amortized over five years.

  Goodwill

     Goodwill for domestic and foreign divisions are amortized over 40 and 25 years respectively, on a straight-line basis. At each balance sheet date, management reviews the carrying value of goodwill compared to undiscounted annual cash flows to assess recoverability from future operations.

  Income taxes

     The Company accounts for income taxes in accordance with Statement of Financial Accounting Standard No. 109 (SFAS 109). Under SFAS 109, the deferred income tax provision is determined using the liability method whereby deferred tax assets and liabilities are recognized based upon temporary differences between the financial statement and income tax basis of assets and liabilities.

  Statement of cash flows

     For purposes of the Consolidated Statement of Cash Flows, the Company considers financial investments with an original maturity of three months or less to be cash equivalents.

                        TITAN WHEEL INTERNATIONAL, INC.

     Investing activities during 1993, including certain noncash transactions, related to the Company's business acquisitions involved the following (in thousands):

                                                        AUTOMOTIVE                 DOTSON
                                                          WHEELS       DYNEER       WHEEL
                                                        ----------     ------      ------
Fair value of assets acquired, other than cash and
  cash equivalents:
  Current assets....................................     $ 6,157      $  55,921    $ 5,208
  Property, plant and equipment.....................       4,276         53,439      2,719
  Other assets......................................         800         24,121          0
Liabilities assumed.................................      (2,560)      (107,630)    (2,958)
Notes issued........................................      (8,688)             0          0
Common stock and options issued.....................           0        (26,813)         0
                                                         -------      ---------    -------
Cash (acquired) paid................................     $   (15)     $    (962)   $ 4,969
                                                         =======      =========    =======

     In addition, the Company issued a $1,263,000 note payable related to the purchase of a building adjacent to its Quincy, Illinois facility.

     Investing activities during 1994, including certain noncash transactions, related to the Company's business acquisitions involved the following (in thousands):

                                                                     THE
                                                        NIEMAN'S   SIRMAC     TITAN
                                              DYNEER      LTD.      GROUP      TIRE
                                              ------    --------   ------     -----
Fair value of assets acquired, other than
  cash and cash equivalents:
  Current assets............................  $(4,092)  $  7,318   $     0   $ 15,170
  Property, plant and equipment.............   (1,860)     1,344         0     52,866
  Other assets..............................   11,152      3,612    19,000      4,000
Liabilities assumed.........................   (5,830)   (11,240)        0    (29,793)
Notes issued................................        0          0         0    (19,743)
                                              -------   --------   -------   --------
Cash (acquired) paid........................  $  (630)  $  1,034   $19,000   $ 22,500
                                              =======   ========   =======   ========

     Investing activities during 1995, including certain noncash transactions, related to the Company's business acquisitions involved the following (in thousands):

                                                              THE
                                                  STEEL      SIRMAC     TITAN    TITAN
                                       DYNEER     WHEELS     GROUP      TIRE      GMBH
                                       ------     ------     ------     -----    -----
Fair value of assets acquired, other
  than cash and cash equivalents:
  Current assets.....................  $   311   $ 17,029   $ 54,117   $(6,000)  $    0
  Property, plant and equipment              0     18,746     25,225    (9,500)   2,268
  Other assets.......................    4,395      4,898     (3,440)    6,000        0
Liabilities assumed..................      611    (25,473)   (76,227)    9,500        0
Common stock and options issued......   (5,317)         0          0         0        0
                                       -------   --------   --------   -------   ------
Cash (acquired) paid.................  $     0   $ 15,200   $   (325)  $     0   $2,268
                                       =======   ========   ========   =======   ======

     The Company paid $5,074,000, $8,373,000 and $11,817,000 for interest and
$2,004,000, $8,357,000 and $27,141,000 for income taxes in 1993, 1994 and 1995, respectively.

                        TITAN WHEEL INTERNATIONAL, INC.

  Fair value of financial instruments

     The Company records all financial instruments, including cash and cash equivalents, accounts receivable, accounts payable, other accruals, and notes payable at cost which approximates fair value. The convertible subordinated notes are the only significant financial instrument of the Company with a fair value different than the recorded value. At December 31, 1994 and 1995, the fair value of the convertible subordinated notes, based on quoted market values, was approximately $109.5 million and $112.6 million respectively, compared to a recorded value of $103.5 million and $85.9 million, respectively.

  Financial instruments with off-balance sheet risk

     The Sirmac Group has debt with a principal balance of approximately $6 million at December 31, 1995, which is denominated in French francs. The debt is subject to currency fluctuations between the Italian lire and the French franc. Foreign currency losses incurred for the year ended December 31, 1995, were immaterial to Titan's consolidated net income. The Company's activity with derivative financial instruments in 1995 was minimal and the impact on 1995 operations was insignificant.

  Environmental liabilities

     Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and that do not contribute to current or future revenue generation are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs are reasonably estimable.

  Stock-based compensation

     In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-based Compensation" (SFAS 123) which defines the fair value based method of accounting for stock option, purchase and awards plans. SFAS 123 allows companies to use the fair value method defined in the Statement or to continue use of the intrinsic value method as outlined in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25). The Company currently utilizes and plans to continue its use of APB 25 for accounting for employee stock options and related instruments. In 1996, however, the Company will provide the fair value disclosures required by SFAS 123. SFAS 123 is not expected to have an impact on the Company's financial position or results of operations.

  Equity investment in affiliate

     From November 21, 1994, through June 30, 1995, the Company recorded its investment in the Sirmac Group at equity, adjusting its cost to recognize Titan's share of the gain or loss of the Sirmac Group subsequent to the date of investment and amortizing the differences between the Company's cost and the underlying equity in net assets of the Sirmac Group at the date of investment. Equity earnings for the six months ended June 30, 1995 approximating $1 million have been included in other income in the Consolidated Statement of Operations. As discussed in Note 1, Titan began consolidating Sirmac in its financial statements, effective July 1, 1995.

  Reclassification

     Certain amounts from prior years have been reclassified to conform with the current year presentation.

                        TITAN WHEEL INTERNATIONAL, INC.

3. INVENTORIES

     Inventories at December 31, 1994 and 1995 comprised the following (in thousands):

                                                                1994       1995
                                                                ----       ----
Raw material................................................  $ 34,735   $ 37,273
Work-in-process.............................................    13,497     19,904
Finished goods..............................................    56,086     68,947
                                                              --------   --------
                                                               104,318    126,124
LIFO reserve................................................     2,645     (1,196)
                                                              --------   --------
                                                              $106,963   $124,928
                                                              ========   ========

4. PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment at December 31, 1994 and 1995 comprised the following (in thousands):

                                                                  1994        1995
                                                                  ----        ----
Land and improvements.......................................    $  4,326    $  4,974
Buildings and improvements..................................      25,790      39,809
Machinery and equipment.....................................     101,612     142,579
Tools, dies and molds.......................................      33,871      36,489
Construction in process.....................................       9,750       8,428
                                                                --------    --------
                                                                 175,349     232,279
Less: Accumulated depreciation..............................     (32,026)    (53,993)
                                                                --------    --------
                                                                $143,323    $178,286
                                                                ========    ========

5. GOODWILL (IN THOUSANDS):

                                                                 1994       1995
                                                                 ----       ----
Goodwill....................................................    $37,352    $53,554
Less: Accumulated amortization..............................     (1,002)    (2,306)
                                                                -------    -------
                                                                $36,350    $51,248
                                                                =======    =======

     Amortization of goodwill for the years 1993, 1994 and 1995 totaled $72,000, $930,000 and $1,304,000 respectively. Of the total $16.2 million increase in goodwill in 1995, $4.7 million is from the acquisition of Steel Wheels, $7.1 million is from the acquisition of the Sirmac Group and the remaining $4.4 million is the result of additional contingent consideration paid to former Dyneer shareholders as discussed in Note 1.

                        TITAN WHEEL INTERNATIONAL, INC.

6. OTHER ASSETS

     Other assets at December 31, 1994 and 1995 comprised the following (in thousands):

                                                                 1994       1995
                                                                 ----       ----
PATC receivables............................................    $ 4,000    $ 9,935
Deferred financing costs....................................      3,315      2,933
Start-up costs (Note 2).....................................          0      2,174
Notes receivable from Sirmac (Note 1).......................      9,656          0
Investment in Sirmac (Note 2)...............................      9,350          0
Other.......................................................      2,108      2,659
                                                                -------    -------
                                                                $28,429    $17,701
                                                                =======    =======

7. LONG-TERM DEBT

     Long-term debt at December 31, 1994 and 1995 comprised the following (in thousands):

                                                                  1994        1995
                                                                  ----        ----
Bank borrowings:
  Revolving credit -- Titan.................................    $ 37,500    $      0
  Revolving credit -- Sirmac................................           0      28,677
  Term loan -- Titan Tire...................................      14,464      12,322
  Term loan -- Steel Wheels.................................           0       7,299
Industrial revenue bond -- Greenwood........................           0       9,500
Note payable to PATC........................................      19,743      19,743
Subordinated convertible notes..............................     103,500      85,936
Other.......................................................       6,329       5,247
                                                                --------    --------
                                                                 181,536     168,724
Less: Amounts due within one year...........................       3,195      26,419
                                                                --------    --------
                                                                $178,341    $142,305
                                                                ========    ========

     In July 1994, the Company entered into a credit facility ("Facility") with a group of banks which terminates in July 1999. The Facility provides for unsecured revolving credit of up to $100 million, which is also available for documentary trade and/or standby letters of credit. Debt outstanding for this facility totalled $37.5 million and $0 respectively, at December 31, 1994 and 1995. The Facility allows Titan to borrow funds under four interest options. Titan paid rates ranging from 5 1/2% to 9% in 1995. The Facility is subject to dividend limitations, under which Titan may not declare dividends in the event the declaration would cause the Company to be in default of certain financial covenants. The Facility also contains certain financial and other less restrictive covenants.

     Included in bank borrowings at December 31, 1995, is $22.5 million of short-term and $6.2 million of long-term debt of the Sirmac Group. The borrowings have been financed primarily through lines of credit, for which Sirmac Group accounts receivable are pledged to the banks as collateral. The current rate of interest on such lines is approximately 11%.

     On September 15, 1994, Titan Tire entered into a credit facility which provides for a term loan of $15 million and a revolving line of credit of up to $20 million. The term loan bears interest at the London Interbank Rate ("LIBOR") plus 2 1/4% and the revolving line of credit bears interest at LIBOR plus 2%. These rates were adjusted downward based upon an amendment to the credit facility in 1995. The LIBOR rate was 6% and 5 3/4%, respectively, at December 31, 1994 and 1995. Payments on the term loan are due quarterly

                        TITAN WHEEL INTERNATIONAL, INC.

through September 30, 1999. There were minimal borrowings under the line of credit agreement in 1994 or 1995. Substantially all assets of Titan Tire are pledged as collateral for the credit facility. The credit facility restricts Titan Tire, including limits on additional borrowings, operating and capital leases and contains certain financial covenants.

     In May 1995, the Company established a $14.4 million credit facility in conjunction with the purchase of Steel Wheels (see Note 1). The facility consists of an $8 million variable interest rate term loan and a $6.4 million revolving line of credit. Interest rates for the term loan averaged 8 1/2% for 1995. At December 31, 1995, the line of credit balance is zero. The credit facility contains several financial covenants.

     In March 1995, the Company issued $9.5 million of industrial revenue bonds ("IRB") to finance the construction of a facility in Greenwood, South Carolina. The bonds carry tax exempt variable interest rates based upon corresponding tax-exempt IRB issues in the state of South Carolina. Rates for 1995 ranged from 3 1/4% to 5 1/2%. The bonds are secured by a letter of credit established by the Company and are due in February 2010.

     As discussed in Note 1, on August 11, 1994, Titan Tire issued a subordinated note for $19.7 million with a fixed interest rate of 7% to PATC in conjunction with the Titan Tire purchase. The note matures on February 11, 2000.

     On November 18, 1993, the Company issued $103.5 million principal amount of 4 3/4% subordinated convertible notes ("Notes"). The Notes are due December 1, 2000. Each Note is convertible into common stock at a price of $12.50 per share after January 24, 1994. See Note 17 for discussion of 1995 note conversions. The Notes are redeemable at any time on or after December 10, 1996, at the option of the Company in whole or in part, at certain redemption prices, together with accrued interest.

     Other debt primarily consists of loans from local and state entities, industrial revenue bonds and various other long-term notes.

     Aggregate maturities of long-term debt are as follows (in thousands):

1996........................................................  $ 26,419
1997........................................................    10,275
1998........................................................     4,266
1999........................................................     7,652
2000 and thereafter.........................................   120,112
                                                              --------
                                                              $168,724
                                                              ========

                        TITAN WHEEL INTERNATIONAL, INC.

8. OTHER CURRENT LIABILITIES

     Other current liabilities at December 31, 1994 and 1995 comprised the following (in thousands):

                                                               1994      1995
                                                               ----      ----
Accrued wages and commissions...............................  $ 6,998   $ 9,585
Warranty reserves...........................................    4,309     2,828
Workers' compensation reserve...............................      975     2,535
Customer deposits/pallet reserves...........................    4,009     2,324
Accrued property and other taxes............................    2,289     1,930
Accrued health care benefits................................    2,502     1,740
Income taxes................................................    5,961         0
Other.......................................................    6,169     7,689
                                                              -------   -------
                                                              $33,212   $28,631
                                                              =======   =======

9. OTHER LONG-TERM LIABILITIES

     Other long-term liabilities at December 31, 1994 and 1995 comprised the following (in thousands):

                                                               1994      1995
                                                               ----      ----
PATC reserve (Note 1).......................................  $16,830   $ 6,500
Environmental liability (Note 20)...........................    5,251     4,919
Employee benefits -- Sirmac.................................        0     4,907
Supplemental retirement liability (Note 13).................    2,418     2,434
Long-term warranty reserve..................................    3,000     2,262
Other.......................................................    3,710     3,590
                                                              -------   -------
                                                              $31,209   $24,612
                                                              =======   =======

10. SALES TO MAJOR MARKETS AND CUSTOMERS

     The Company's operations are conducted within one business segment, the production, manufacture and sale primarily of a full line of wheels, rims, tires and components for the agricultural, consumer, earthmoving/ construction, engineered products, and military equipment markets. Sales to major markets in 1993, 1994 and 1995 comprised the following (in thousands):

                                                        1993       1994       1995
                                                        ----       ----       ----
Agricultural........................................  $ 74,901   $156,015   $275,976
Consumer............................................    23,703    140,073    170,717
Earthmoving/Construction............................    32,792     75,555    133,523
Engineered Products.................................     6,172     22,511     38,920
Military............................................    12,873     12,846      4,047
                                                      --------   --------   --------
                                                      $150,441   $407,000   $623,183
                                                      ========   ========   ========

     Export sales from the United States represent less than ten percent of total sales. Sales to Deere & Company represented 19%, 15% and 12% of total sales in 1993, 1994 and 1995, respectively.

     Although the Company is directly affected by the economic well-being of the above markets and significant customers, management does not believe significant credit risk exists at December 31, 1995. The Company performs ongoing credit evaluations of its customers' financial condition and does not require

                        TITAN WHEEL INTERNATIONAL, INC.

collateral. Historically, the Company has not experienced significant losses related to receivables from individual customers or groups of customers in any particular industry.

11. INCOME TAXES

     Income before income taxes consists of the following (in thousands):

                                                          1993      1994      1995
                                                          ----      ----      ----
Domestic...............................................  $10,410   $28,203   $54,074
Foreign................................................     (296)    1,904     9,206
                                                         -------   -------   -------
                                                         $10,114   $30,107   $63,280
                                                         =======   =======   =======

     The provision for income taxes was as follows (in thousands):

                                                           1993     1994      1995
                                                           ----     ----      ----
Current
  Federal...............................................  $2,530   $ 9,789   $14,397
  State.................................................     647     2,187     3,406
  Foreign...............................................       2       265     1,613
                                                          ------   -------   -------
                                                           3,179    12,241    19,416
                                                          ------   -------   -------
Deferred
  Federal...............................................     454      (367)    4,840
  State.................................................     120      (247)    1,041
                                                          ------   -------   -------
                                                             574      (614)    5,881
                                                          ------   -------   -------
Provision for income taxes..............................  $3,753   $11,627   $25,297
                                                          ======   =======   =======

     Deferred tax assets (liabilities) at December 31, 1994 and 1995, respectively, are comprised of the following (in thousands):

                                                                1994       1995
                                                                ----       ----
Returnable pallets..........................................  $  1,231   $    673
Employee benefits and related costs.........................     2,560      3,558
EPA reserve.................................................     2,991      2,329
Postretirement benefits.....................................     5,069        730
Other.......................................................     4,735      3,827
                                                              --------   --------
Gross deferred tax assets...................................  $ 16,586   $ 11,117
                                                              ========   ========
Fixed assets................................................  $(20,042)  $(20,739)
Inventory...................................................      (630)    (1,227)
Other.......................................................    (1,325)      (369)
                                                              --------   --------
Gross deferred tax liabilities..............................   (21,997)   (22,335)
                                                              --------   --------
Net deferred tax liabilities................................  $ (5,411)  $(11,218)
                                                              ========   ========

     The tax benefits from any future recognition of deductible temporary differences relative to recent acquisitions, present at the date of such acquisition, will adjust the related purchase accounting and be applied to reduce noncurrent assets.

                        TITAN WHEEL INTERNATIONAL, INC.

     The provision for income taxes differs from the amount of income tax determined by applying the statutory U.S. federal income tax rate to pre-tax income as a result of the following:

                                                                1993      1994       1995
                                                                ----      ----       ----
Statutory U.S. federal tax rate.............................    34.0%      35.0%      35.0%
State taxes (net)...........................................     5.0        4.2        4.6
Other (net).................................................    (1.9)      (0.6)       0.4
                                                                ----      -----      -----
Effective tax rate..........................................    37.1%      38.6%      40.0%
                                                                ====      =====      =====

     Federal income taxes are provided on earnings of foreign subsidiaries except to the extent that such earnings are expected to be indefinitely reinvested abroad.

12. RELATED PARTY TRANSACTIONS

     The Company sells products to companies controlled by persons related to the Chief Executive Officer of the Company. During 1993, 1994 and 1995, combined sales approximated $2,597,000, $3,355,000 and $4,370,000, respectively. At December 31, 1994 and 1995, Titan had approximately $2,170,000 and $1,998,000, respectively, of accounts receivable outstanding from those sales. Commissions paid to companies controlled by persons related to the Chief Executive Officer of the Company approximated $252,000, $470,000 and $920,000 respectively, for 1993, 1994 and 1995. These sales and commissions were made on terms no less favorable to Titan than comparable sales and commissions to unaffiliated third parties.

13. EMPLOYEE BENEFIT PLANS

  Pension plans

     The Company has a contributory defined benefits pension plan covering certain hourly employees of its French & Hecht division ("F&H"). The plan was frozen in July 1993. The Company also sponsors a contributory defined benefits plan covering all eligible bargaining employees of the Des Moines, Iowa location of Dico, Inc. ("Dico"), a wholly-owned subsidiary of Dyneer. The Dico plan was frozen July 1995. The Company's policy is to fund pension costs as accrued, which is consistent with the funding requirements of federal laws and regulations.

                        TITAN WHEEL INTERNATIONAL, INC.

     The components of net periodic pension cost and the reconciliation of the funded status of the Dico, Inc. and F&H plans, in aggregate, at December 31, 1994 and 1995, are as follows (in thousands):

                                                               1994       1995
                                                               ----       ----
Components of net periodic pension cost
  Service cost..............................................  $   126    $   199
  Interest cost.............................................      501        572
  Actual return on assets...................................     (327)    (1,182)
  Net amortization and deferral.............................     (744)       792
                                                              -------    -------
Net periodic pension cost (income)..........................  $  (444)   $   381
                                                              =======    =======
Reconciliation of funded status
  Actuarial present value of benefit obligations
     Vested benefit obligation..............................  $ 6,543    $ 6,148
     Non-vested benefit obligation..........................      376         29
                                                              -------    -------
Accumulated benefit obligation..............................  $ 6,919    $ 6,177
                                                              =======    =======
Projected benefit obligation................................  $ 7,333    $ 6,484
Actual plan assets at fair value............................    5,423      5,177
                                                              -------    -------
Plan assets greater (less) than projected benefit
  obligation................................................   (1,910)    (1,307)
Unrecognized net loss.......................................    1,376        761
Unrecognized transition liability...........................      (59)       (52)
Minimum liability adjustment................................     (904)      (403)
                                                              -------    -------
Accrued pension cost recognized in the balance sheet........  $(1,497)   $(1,001)
                                                              =======    =======
Major assumptions:
  Discount rate.............................................  7 1/4-8%1/2   7 1/4%
  Rate of return on plan assets.............................    8 1/2%     8 1/2%

     The Company also has an obligation to provide supplemental benefits to five former officers/shareholders of Dyneer. The present value of the unfunded benefit obligation accrued at December 31, 1994 and 1995, of $2,418,000 and $2,434,000, respectively, is actuarially determined and is discounted at an annual interest rate of 8 1/2% and 7 1/4%, respectively. Expense for the year ended December 31, 1994 and 1995 was $163,000 and $183,000, respectively.

  401(k)

     The Company sponsors two 401(k) retirement savings plans (the "401(k) Plan"), one plan for the benefit of all employees who are not covered by a collective bargaining arrangement, and a second plan for the employees covered by a collective bargaining arrangement. Plan participants may contribute up to 17% of their annual compensation, up to a maximum of $9,240 in 1995. Employees are fully vested with respect to their contributions. In 1993 and the first six months of 1994, Titan provided a 25% matching cash contribution on the employee's contribution. Beginning on July 1, 1994, Titan amended its 401(k) Plan to provide a 50% match in the form of the Company's common stock on the first 6% of the employee's contribution. Titan issued 87,910 shares of common stock in connection with the 401(k) Plan during 1995. Expenses related to the 401(k) Plan were $120,000, $917,000 and $1,468,000 for 1993, 1994 and 1995,
respectively.

14. STOCK OPTION PLAN

     During 1993, the Company adopted the 1993 Stock Incentive Plan (the "Plan"). A total of 1,125,000 shares of common stock are reserved under the Plan. Under the Plan, stock options (both incentive and non-qualified), restricted stock awards and performance awards may be granted to key employees or consultants at the market price at date of grant. Options granted under the Plan were for 0, 178,625 and

                        TITAN WHEEL INTERNATIONAL, INC.

165,780 shares during 1993, 1994 and 1995, respectively. There were 0, 26,865 and 17,460 shares cancelled in 1993, 1994 and 1995, respectively, leaving an outstanding balance of 300,080 shares at December 31, 1995. No options were exercised under the plan for 1993, 1994 and 1995. Options under the plan vest and become exercisable at a rate of 40% on December 31 of the year following the date of grant, and an additional 20% each year thereafter. The options are exercisable at a price of $11.11 per share and expire ten years from date of grant.

     In 1994, the Company adopted a Non-Employee Director Stock Option Plan ("Director Plan") as of March 31, 1994, to provide for grants of stock options as a means of attracting and retaining highly qualified independent directors for the Company. No more than 225,000 shares of Titan's common stock may be issued under the Director's Plan. Options granted under the Director Plan were 27,000 and 36,000 during 1994 and 1995, respectively, and were issued at approximately the market price at the date of grant. No options have been cancelled or exercised through December 31, 1995. Such options vest and become exercisable immediately. The options are exercisable at a prices ranging from $11.11 to $11.70 per share, and expire 10 years from date of grant.

15. GEOGRAPHIC SEGMENT INFORMATION

     The Company's foreign operations are conducted primarily in Italy, the United Kingdom and Ireland. A summary of Titan's operations by geographical area for the three years ended December 31, 1995, follows (in thousands):

                                             UNITED
                                             STATES     FOREIGN     ELIMINATIONS    CONSOLIDATED
                                             ------     -------     ------------    ------------
1993
Revenues
  Customers.............................    $147,841    $  2,600      $      0        $150,441
  Intercompany..........................      13,108           0       (13,108)              0
                                            --------    --------      --------        --------
     Total revenues                         $160,949    $  2,600      $(13,108)       $150,441
                                            ========    ========      ========        ========
Income (loss) from operations...........    $ 13,273    $   (131)     $      0        $ 13,142
                                            ========    ========      ========        ========
Identifiable assets.....................    $255,925    $  5,341      $      0        $261,266
                                            ========    ========      ========        ========
1994
Revenues
  Customers.............................    $386,142    $ 20,858      $      0        $407,000
  Intercompany..........................      77,834       2,661       (80,495)              0
                                            --------    --------      --------        --------
     Total revenues.....................    $463,976    $ 23,519      $(80,495)       $407,000
                                            ========    ========      ========        ========
Income (loss) from operations...........    $ 36,170    $  2,278      $   (452)       $ 37,996
                                            ========    ========      ========        ========
Identifiable assets.....................    $390,289    $ 10,171      $      0        $400,460
                                            ========    ========      ========        ========
1995
Revenues
  Customers.............................    $524,233    $ 98,950      $      0        $623,183
  Intercompany..........................      85,619       3,559       (89,178)              0
                                            --------    --------      --------        --------
     Total revenues.....................    $609,852    $102,509      $(89,178)       $623,183
                                            ========    ========      ========        ========
Income (loss) from operations...........    $ 62,978    $ 10,087      $    (10)       $ 73,055
                                            ========    ========      ========        ========
Identifiable assets.....................    $395,593    $117,682      $ (1,140)       $512,135
                                            ========    ========      ========        ========

                        TITAN WHEEL INTERNATIONAL, INC.

16. EARNINGS PER SHARE

     Earnings per share for 1993, 1994 and 1995 are as follows:

                                                              1993   1994    1995
                                                              ----   ----    ----
Primary earnings per share..................................  $.46   $1.14   $1.91
                                                              ====   =====   =====
Fully diluted earnings per share............................  $.46   $ .89   $1.50
                                                              ====   =====   =====

     Earnings per share are based on the weighted average common shares outstanding after giving retroactive effect to an approximately 858-for-1 stock split approved by the Board of Directors on March 29, 1993. As discussed in Note 17, during 1995 the Board of Directors declared two 3-for-2 stock splits, which were paid March 15 and August 31, 1995. All share and per share data for the periods presented in the consolidated financial statements and notes thereto have been adjusted to reflect the splits.

     Weighted average common shares used in the computation of earnings per share for the respective years are as follows:

                                                     1993         1994         1995
                                                     ----         ----         ----
Primary.........................................  13,946,101   16,255,942   19,933,034
Fully diluted...................................  14,935,102   24,646,099   27,459,606

     Primary and fully diluted earnings per share of common stock for 1993, 1994 and 1995 assumes the exercise of common stock options for each year as they are common stock equivalents with a dilutive effect.

     Fully diluted earnings per share of common stock for 1994 and 1995 assumes the conversion of the Company's $103.5 million and $85.9 million convertible subordinated notes due December 1, 2000, and the elimination of the related after-tax interest expense and amortization of deferred financing fees. The subordinated convertible notes did not have a dilutive effect on earnings in 1993. Additionally, fully diluted earnings per share of common stock for 1994 and 1995 assumed the conversion of the Company's Class A noncumulative convertible preferred stock. The convertible preferred stock was repurchased in June 1995. Conversion of the common stock warrants issued in the Titan Tire acquisition was not assumed in 1994 or 1995, as the effect was anti-dilutive.

17. STOCKHOLDERS' EQUITY

     The following discusses significant transactions which occurred during 1995. Significant equity transactions which occurred during 1993 and 1994 are discussed in Note 1.

     On June 7, 1995, the Company issued 4,312,500 shares of common stock at a price of $15.83 per share. Excluding fees, Titan received $64.9 million, before related offering costs of $300,000. With $17.5 million of the proceeds from the June 1995 stock offering, Titan repurchased the convertible preferred stock and common stock warrants issued to PATC in the Titan Tire acquisition.

     During the year $17.6 million of the Company's 4 3/4% subordinated convertible notes were converted into the Company's common stock. At a conversion price per share of $12.50, these conversions resulted in the issuance of 1.4 million additional common shares.

     As discussed in Note 1, during 1995, the Company issued 426,688 shares of Titan common stock and options to purchase 82,791 shares. The issuance of stock increased additional paid-in capital by $4.7 million. Former Dyneer shareholders exercised options to purchase a total of 48,391 shares of the Company's common stock resulting in an increase of approximately $600,000 in additional paid-in capital including a tax benefit of approximately $52,000.

                        TITAN WHEEL INTERNATIONAL, INC.

     During 1995, the Company repurchased 150,000 shares of Titan common stock from the Chief Executive Officer of the Company. Subsequently, 71,183 of these shares were issued as compensation to a former employee, resulting in an increase of approximately $1,052,000 in additional paid-in capital, including a tax benefit of $348,000. A portion of the remaining treasury shares were withheld for payment of payroll taxes, the accrual of which represents the cost basis of the treasury stock remaining at December 31, 1995.

     On January 24, 1995, the Board of Directors declared a 3-for-2 stock split, payable as a stock dividend on March 15, 1995, to shareholders of record at the close of business on February 15, 1995. On July 14, 1995, the Board of Directors declared a second 3-for-2 stock split payable as a stock dividend on August 31, 1995, to shareholders of record at the close of business on July 31, 1995. All share and per share data for the periods presented in the consolidated financial statements and notes thereto have been adjusted to reflect the splits.

     In conjunction with the related stock splits noted above, the Board of Directors authorized an increase in the annual cash dividend from $.03 to $.06 per share. The Company paid cash dividends of $.02, $.03 and $.05 per share of common stock during 1993, 1994 and 1995, respectively.

18. LEASE COMMITMENTS

     The Company leases buildings, machinery, equipment and airplanes under operating leases. Certain lease agreements provide for renewal options and require payment of property taxes, maintenance and insurance. Total rental expense approximated $602,000, $1,467,000 and $1,547,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

     At December 31, 1995, future minimum rental commitments under noncancelable operating leases with initial or remaining terms in excess of one year are as follows: $1,630,000 in 1996; $1,155,000 in 1997; $924,000 in 1998; $718,000 in
1999; and $423,000 in 2000.

19. LITIGATION

  General

     The Company is party to several routine legal proceedings arising out of the normal course of business. Titan believes that none of these actions, individually or in the aggregate, will have a material adverse effect on the financial condition or results of operations of the Company.

     In December 1995, PATC commenced litigation against the Company on contractual matters relating to the purchase of Titan Tire. The Company, in December 1995, also commenced litigation against PATC on contractual matters related to such acquisition. Titan believes that these actions will not have a material adverse effect on the financial condition or results of operations of the Company.

20. ENVIRONMENTAL MATTERS

     Dico, one of the Company's subsidiaries, and five major oil and chemical companies were named as potentially responsible parties in connection with contaminants found at one of Dico's facilities ("the Site"). The contaminants were found in the ground water and certain buildings located on the Site. Dico has constructed a groundwater extraction and treatment system to restore use of affected groundwater.

     During 1994, the Company adjusted the purchase price allocation for the Dyneer (Dico's parent company) acquisition with respect to the EPA matter. Of the total estimate of $10.7 million of costs to be incurred in connection with the clean up of the Site, $4.8 million was paid in 1994, and $600,000 in 1995. Management believes that the remaining accrual of $5.3 million at December 31, 1995 is adequate for remaining costs to be incurred related to the environmental matter. Dico is attempting to recover its costs from certain of its insurers and other potentially responsible parties.

                        TITAN WHEEL INTERNATIONAL, INC.

21. SUPPLEMENTARY DATA -- QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                                           YEAR ENDED
            QUARTER ENDED:              MARCH 31   JUNE 30    SEPTEMBER 30   DECEMBER 31   DECEMBER 31
                                        --------   -------    ------------   -----------   -----------
                                                (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)
1994
  Net sales...........................  $ 91,873   $102,671     $ 97,827      $114,629      $407,000
  Gross profit........................    14,603     16,514       16,723        20,592        68,432
  Net income..........................     3,819      5,055        4,281         5,325        18,480
  Per share amounts:
     Primary..........................  $    .24   $    .31     $    .26      $    .33      $   1.14
     Fully diluted....................       .19        .24          .21           .25           .89
1995
  Net sales...........................  $157,732   $157,640     $149,528      $158,283      $623,183
  Gross profit........................    28,763     28,157       27,753        31,053       115,726
  Net income..........................     9,298     10,033        8,906         9,746        37,983
  Per share amounts:
     Primary..........................  $    .56   $    .55     $    .40      $    .43      $   1.91
     Fully diluted....................       .40        .42          .33           .35          1.50

NOTE: The annual earnings per share amounts do not necessarily agree to the sum of the quarters as a result of changes in the market prices of the Company's common stock and the application of the treasury stock method.

                        TITAN WHEEL INTERNATIONAL, INC.

               CONSOLIDATED CONDENSED BALANCE SHEETS (UNAUDITED)

                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    1996             1995
                                                                -------------    ------------
                                                                   (AMOUNTS IN THOUSANDS,
                                                                     EXCEPT SHARE DATA)
ASSETS
Current assets
  Cash and cash equivalents.................................      $ 56,146         $ 14,211
  Marketable securities.....................................            39               32
  Accounts receivable (net of allowance of $5,100 and
     $4,970, respectively)..................................        93,979          107,137
  Inventories...............................................       126,054          124,928
  Prepaid and other current assets..........................        47,090           18,592
                                                                  --------         --------
     Total current assets...................................       323,308          264,900
  Property, plant and equipment, net........................       186,892          178,286
  Other assets..............................................        19,384           17,701
  Goodwill..................................................        41,626           51,248
                                                                  --------         --------
     Total assets...........................................      $571,210         $512,135
                                                                  ========         ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt.........................      $ 14,009         $ 26,419
  Accounts payable..........................................        53,743           58,592
  Other current liabilities.................................        38,761           28,631
                                                                  --------         --------
     Total current liabilities..............................       106,513          113,642
  Deferred income taxes.....................................        15,219           15,704
  Other long-term liabilities...............................        25,574           24,612
  Long-term debt............................................       181,710          142,305
                                                                  --------         --------
     Total liabilities......................................       329,016          296,263
                                                                  --------         --------
Stockholders' equity
  Common stock, no par, 60,000,000 shares authorized,
     22,295,541 and 22,477,086 and outstanding,
     respectively...........................................            23               23
  Additional paid-in capital................................       154,688          152,283
  Retained earnings.........................................        93,823           64,142
  Cumulative translation adjustments........................          (355)               8
  Treasury stock at cost: 399,165 and 78,817 shares,
     respectively...........................................        (5,985)            (584)
                                                                  --------         --------
     Total stockholders' equity.............................       242,194          215,872
                                                                  --------         --------
Total liabilities and stockholders' equity..................      $571,210         $512,135
                                                                  ========         ========

   The accompanying notes are an integral part of the consolidated condensed financial statements.

                        TITAN WHEEL INTERNATIONAL, INC.

          CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED) FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 1996 AND 1995

                                                         THREE MONTHS ENDED      NINE MONTHS ENDED
                                                           SEPTEMBER 30,           SEPTEMBER 30,
                                                         ------------------      -----------------
                                                          1996        1995        1996        1995
                                                          ----        ----        ----        ----
                                                        (AMOUNTS IN THOUSANDS EXCEPT PER SHARE DATA)
Net sales...........................................    $145,682    $149,528    $489,969    $464,900
Cost of sales.......................................     121,901     121,775     402,656     380,227
Realignment costs...................................      10,324           0      10,324           0
                                                        --------    --------    --------    --------
  Gross profit......................................      13,457      27,753      76,989      84,673
Selling, general and administrative expenses........      11,754      10,767      33,930      29,488
Research and development expenses...................         720         554       2,205       1,599
Gain on sale of assets..............................     (15,332)          0     (16,330)          0
                                                        --------    --------    --------    --------
  Income from operations............................      16,315      16,432      57,184      53,586
Interest expense....................................       2,528       2,381       7,779       8,794
Minority interest...................................           0         423       2,082         423
Other (income)......................................      (1,076)     (1,215)     (2,189)     (2,688)
                                                        --------    --------    --------    --------
  Income before income taxes........................      14,863      14,843      49,512      47,057
Provision for income taxes..........................       5,648       5,937      18,815      18,820
                                                        --------    --------    --------    --------
Net income..........................................    $  9,215    $  8,906    $ 30,697    $ 28,237
                                                        ========    ========    ========    ========
Earnings per common share:
  Primary...........................................    $    .41    $    .40    $   1.36    $   1.51
  Fully diluted.....................................    $    .34    $    .33    $   1.12    $   1.15
Average common shares outstanding:
  Primary...........................................      22,462      22,390      22,617      19,080
  Fully diluted (See Note 1)........................      29,315      29,346      29,480      26,824

-------------------------
(1) The computations of fully diluted earnings per share for the three and nine months ending September 30, 1996 and 1995, assume the conversion of the 4 3/4% convertible notes, issued November, 1993, due December, 2000.

   The accompanying notes are an integral part of the consolidated condensed financial statements.

                        TITAN WHEEL INTERNATIONAL, INC.

          CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)

                                                                  NINE MONTHS ENDED
                                                                    SEPTEMBER 30,
                                                                ----------------------
                                                                  1996         1995
                                                                  ----         ----
                                                                (DOLLARS IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................     $ 30,697     $ 28,237
  Depreciation and amortization.............................       20,991       17,480
  Gain on sale of assets....................................      (16,330)           0
  Realignment costs.........................................       10,324            0
  (Increase)/decrease in receivables........................        9,406      (17,740)
  (Increase)/decrease in inventories........................      (17,695)      10,821
  (Increase)/decrease in other assets.......................        4,805       (9,017)
  (Decrease) in accounts payable............................       (2,960)      (1,324)
  Increase/(decrease) in other accrued liabilities..........        6,802       (2,384)
  Other, net................................................          742       (2,570)
                                                                 --------     --------
     Net cash provided by operating activities..............       46,782       23,503
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures, net.................................      (19,073)     (17,581)
  Proceeds from sale of assets..............................        1,896            0
  Acquisitions, net of cash acquired........................       (9,415)     (14,900)
                                                                 --------     --------
     Net cash (used for) investing activities...............      (26,592)     (32,481)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from stock offering..............................            0       64,860
  Payment of debt...........................................      (32,053)     (91,846)
  Proceeds from long-term borrowings........................       60,000       58,038
  Repurchase of preferred stock & stock warrants............            0      (17,500)
  Repurchase of common stock................................       (5,150)           0
  Dividends paid............................................       (1,014)        (724)
  Other, net................................................          (38)        (114)
                                                                 --------     --------
     Net cash provided by financing activities..............       21,745       12,714
Net increase in cash and cash equivalents...................       41,935        3,736
Cash and cash equivalents at beginning of period............       14,211        7,241
                                                                 --------     --------
Cash and cash equivalents at end of period..................     $ 56,146     $ 10,977
                                                                 ========     ========

   The accompanying notes are an integral part of the consolidated condensed financial statements.

                        TITAN WHEEL INTERNATIONAL, INC.

              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                                  (UNAUDITED)

A. ACCOUNTING POLICIES

     In the opinion of Titan Wheel International, Inc. ("Titan" or the "Company"), the accompanying unaudited consolidated condensed financial statements contain all adjustments, which are normal and recurring in nature, necessary to present fairly its financial position as of September 30, 1996, the results of operations for the three and nine month periods ended September 30, 1996 and 1995, and cash flows for the nine months ended September 30, 1996 and 1995.

     Accounting policies have continued without change and are described in the Summary of Significant Accounting Policies contained in the Company's 1995 Annual Report on Form 10-K. For additional information regarding the Company's financial condition, refer to the footnotes accompanying the financial statements as of and for the year ended December 31, 1995 filed in conjunction with the Company's 1995 Annual Report on Form 10-K. Details in those notes have not changed significantly except as a result of normal interim transactions and certain matters discussed below.

B. INVENTORIES

     Inventories by component are as follows (in thousands):

                                                              SEPTEMBER 30,   DECEMBER 31,
                                                                  1996            1995
                                                              -------------   ------------
Raw materials...............................................    $ 40,489        $ 37,273
Work in process.............................................      16,321          19,904
Finished goods..............................................      69,180          68,947
                                                                --------        --------
                                                                 125,990         126,124
LIFO reserve................................................          64          (1,196)
                                                                --------        --------
                                                                $126,054        $124,928
                                                                ========        ========

C. FIXED ASSETS

     Property, plant and equipment, net reflects accumulated depreciation of $70.3 million and $54.0 million at September 30, 1996, and December 31, 1995, respectively.

                        TITAN WHEEL INTERNATIONAL, INC.

                                  (UNAUDITED)

D. LONG-TERM DEBT:

                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                    1996             1995
                                                                -------------    ------------
                                                                       (IN THOUSANDS)
Long-term debt comprised the following:
Bank borrowings
  Revolving credit -- Sirmac................................      $ 16,994         $ 28,677
  Term loan -- Titan........................................        60,000                0
  Term loan -- Titan Tire...................................             0           12,322
  Term loan -- Steel Wheels.................................             0            7,299
  Industrial revenue bond -- Greenwood......................         9,500            9,500
  Note payable to PATC......................................        19,743           19,743
  Subordinated convertible notes............................        85,279           85,936
  Other.....................................................         4,203            5,247
                                                                  --------         --------
                                                                   195,719          168,724
Less -- amounts due within one year.........................        14,009           26,419
                                                                  --------         --------
                                                                  $181,710         $142,305
                                                                  ========         ========

     Aggregate maturities of long-term debt at September 30, 1996, are as follows (in thousands):

  October 1 -- December 31, 1996............................    $ 13,389
  1997......................................................         777
  1998......................................................       1,045
  1999......................................................         585
  2000 and thereafter.......................................     179,923
                                                                --------
                                                                $195,719
                                                                ========

     On September 20, 1996, the Company entered into a new $175 million credit facility with a group of banks ("Facility"). The Facility provides for an unsecured $60 million term loan due September, 2001, and a $115 million revolving line, which is also available for documentary trade and/or standby letters of credit. The $60 million term loan was used, in part, to pay down debt comprised of certain other credit facilities and term loans.

E. PURCHASE OF REMAINING INTEREST IN SIRMAC

     On November 21, 1994, the Company acquired 50% of the common stock of the Sirmac Group which was initially accounted for under the equity method. The Sirmac Group, located in Italy, is a manufacturer of specialty wheels and other products for the agricultural and construction markets. Effective July 1, 1995, Titan was able to exert control over the Sirmac Group by making day to day operational decisions; therefore, the Company began consolidating the Sirmac Group in its financial statements. Effective July 23, 1996, the Company acquired the remaining 50% of the Sirmac Group.

     Had the acquisition of 100% of the Sirmac Group occurred on January 1, 1995, net sales for the nine month period ended September 30, 1995, would have been $508.6 million on a proforma basis. Net sales for 1996 would not have been different, as the Sirmac Group was consolidated with the Company beginning July 1, 1995. Net income and fully diluted earnings per share would have been $32.2 million and $1.16 for the nine month period ended September 30, 1996, on a proforma basis.

                        TITAN WHEEL INTERNATIONAL, INC.

                                  (UNAUDITED)

F. SALE OF ASSETS

     On September 30, 1996, the Company sold the assets of Tractech to a joint venture group and private investors. Tractech, which produces no-spin differentials, contributed annual sales of approximately $25 million. During the three and nine months ended September 30, 1996, Tractech contributed net sales of $6.1 and $18.4 million respectively, net income of $2.3 and $.8 million respectively, and fully diluted earnings per share of $.09 and $.03 respectively. The Company has recorded a pretax gain of $15.3 million after related expenses as a result of the transaction in the third quarter of 1996. This follows the sale of the assets of Automation International, Inc. in the second quarter of 1996.

G. REALIGNMENT COSTS

     During the third quarter of 1996, the Company has recorded a pretax realignment charge of $10.3 million. These costs consist primarily of a write-off of start-up costs and inventory associated with the elimination of non-core products including golf car assemblies, automotive Original Equipment Manufacturers (OEM) wheels, and axles. This is part of the Company's overall strategy to concentrate its resources on tire and wheel manufacturing, and is consistent with the sale of assets mentioned in footnote F.

H. STOCK REPURCHASE PROGRAM

     On May 23, 1996, the Board of Directors of the Company authorized the repurchase of up to five million shares (approximately 22 percent of the outstanding shares) of Titan Wheel International, Inc. common stock. The Company may make these common stock purchases periodically in the open market. As of September 30, 1996, the Company had purchased 350,000 shares under the aforementioned program. During October 1996, the Company purchased an additional 285,500 shares under the program.

I. ENVIRONMENTAL MATTER

     At September 30, 1996, the Company has an accrual of $5.6 million for remaining costs associated with its Dico Inc. Des Moines, Iowa site.

J. SUPPLEMENTARY DATA -- 1996 QUARTERLY FINANCIAL INFORMATION
   (ALL AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                               QUARTER ENDED                NINE MONTHS
                                                    ------------------------------------       ENDED
                                                    MARCH 31    JUNE 30     SEPTEMBER 30    SEPTEMBER 30
                                                    --------    -------     ------------    ------------
Net sales.......................................    $177,257    $167,030      $145,682        $489,969
Gross profit....................................      33,123      30,409        13,457          76,989
Net income......................................      11,006      10,476         9,215          30,697
Per share amounts:
  Primary.......................................        $.49        $.46           $.41            $1.36
  Fully diluted.................................         .40         .38           .34            1.12

   Photograph depicting Jayco pop-up
              camper with
        Titan wheels and tires

Titan entered the off-highway
tire business in 1993 with a
focus on providing complete
wheel and tire assemblies to
its customers. Through
numerous acquisitions, Titan
has become a leading global
manufacturer of steel wheels
and tires for off-highway
vehicles.

                                   Photograph depicting AGCO tractor
                                      with Titan wheels and tires

                                                Photograph depicting John Deere
                                                             Gator
                                                  with Titan wheels and tires

                                                              [Titan Wheel Logo]

             ======================================================

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE NOTES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
Prospectus Summary....................     3
Risk Factors..........................    10
Use of Proceeds.......................    15
Capitalization........................    16
Selected Financial Information........    17
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................    19
Business..............................    26
Management............................    35
Executive Compensation................    37
Related Party Transactions............    38
Security Ownership of Certain
  Beneficial Owners and Management....    39
Description of Certain Indebtedness...    40
Description of the Notes..............    42
Underwriting..........................    71
Legal Matters.........................    72
Experts...............................    72
Available Information.................    72
Index to Financial Statements.........   F-1

             ======================================================
             ======================================================

                                  $150,000,000

                                      LOGO

                                  TITAN WHEEL
                              INTERNATIONAL, INC.

                        8 3/4% SENIOR SUBORDINATED NOTES
                                    DUE 2007

                          ---------------------------

                                   PROSPECTUS
                          ---------------------------

                              MERRILL LYNCH & CO.
                               SMITH BARNEY INC.
                            SCHRODER WERTHEIM & CO.
                           DEAN WITTER REYNOLDS INC.
                           A.G. EDWARDS & SONS, INC.

                                 MARCH 18, 1997

             ======================================================